

Notice of 2017 Annual Meeting of Stockholders and Proxy Statement



P.O. Box 776, Mauldin, SC 29662
979 Batesville Road, Suite B, Greer, SC 29651
www.regionalmanagement.com
(864) 448-7000

March 24, 2017

Dear Stockholders:

You are cordially invited to attend the 2017 Annual Meeting of Stockholders (the "Annual Meeting") of Regional Management Corp. ("Regional" or the "Company"), which will be held on Thursday, April 27, 2017, at 8:00 a.m. local time, at Regional's headquarters located at 979 Batesville Road, Suite B, Greer, SC 29651.

During the Annual Meeting, we will discuss each item of business described in the Notice of Annual Meeting of Stockholders and Proxy Statement, which we will begin mailing to stockholders on or about March 27, 2017. At the Annual Meeting, stockholders will be asked to:

(i)   Elect seven nominees for director to serve until the next annual meeting of stockholders or until their successors are elected and qualified;

(ii)   Ratify the appointment of RSM US LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017; and

(iii)   Re-approve the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017).

The Company's Board of Directors unanimously recommends that you vote "FOR" the election of the director nominees, "FOR" the ratification of the appointment of RSM US LLP as the Company's independent registered public accounting firm, and "FOR" the re-approval of the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017).

Your vote is important to us. If you do not intend to be present at the Annual Meeting, we ask that you vote your shares promptly so that your shares may be represented at the Annual Meeting. Instructions regarding the different voting options that we provide are contained on the accompanying proxy card and on page 5 of the accompanying proxy statement. It is important that your shares be represented at the Annual Meeting so that a quorum may be established. Even if you plan to attend the Annual Meeting in person, please read the proxy materials carefully and then vote your shares in advance. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

We make available free of charge at our Investor Relations website, *www.regionalmanagement.com*, a variety of information for investors. Our goal is to maintain the Investor Relations website as a portal through which investors can easily find or navigate to pertinent information about us.

On behalf of the Board of Directors of the Company, thank you for your continued support and ownership of Regional Management Corp. stock.

Sincerely,

Peter R. Knitzer
Chief Executive Officer, Director



REGIONAL MANAGEMENT CORP.
979 Batesville Road, Suite B
Greer, South Carolina 29651
(864) 448-7000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 27, 2017

To the Stockholders of Regional Management Corp.:

We hereby give notice that the Annual Meeting of Stockholders (the "Annual Meeting") of Regional Management Corp. ("Regional" or the "Company") will be held on Thursday, April 27, 2017, at 8:00 a.m. local time, at the Company's headquarters located at 979 Batesville Road, Suite B, Greer, SC 29651, for the following purposes:

(1) To elect the seven nominees named in the accompanying Proxy Statement to serve as members of our Board of Directors until the next annual meeting of stockholders or until their successors are elected and qualified;

(2) To ratify the appointment of RSM US LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

(3) To re-approve the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017); and

(4) To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Only stockholders whose names appear of record on our books at the close of business on February 27, 2017 will be entitled to notice of and to vote at the Annual Meeting or at any adjournments thereof.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, you are urged to cast your vote promptly in order to assure representation of your shares at the meeting. In advance of the Annual Meeting, you may vote by Internet or by mail. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

 To vote by Internet, please visit *www.proxyvote.com*. Have the enclosed proxy card in hand when you access the website, and follow the instructions to obtain your records and to create an electronic voting instructions form.

 To vote by mail, please complete, date, and sign the enclosed proxy card, and mail it in the enclosed envelope. No postage need be affixed if the proxy card is mailed in the United States.

On behalf of our Board of Directors and our management team, we thank you for your interest in Regional and for your participation in the Annual Meeting.

By Order of the Board of Directors

Brian J. Fisher
Vice President, General Counsel, and Secretary

Greer, South Carolina
March 24, 2017

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 27, 2017: The Company's Notice of Annual Meeting of Stockholders, Proxy Statement, and Annual Report on Form 10-K are available free of charge at *https://materials.proxyvote.com/75902K* and on the Company's Investor Relations website at *www.regionalmanagement.com* under the "Annual Reports" tab.



REGIONAL MANAGEMENT CORP.

PROXY STATEMENT
2017 Annual Meeting of Stockholders

TABLE OF CONTENTS



REGIONAL MANAGEMENT CORP.
979 Batesville Road, Suite B
Greer, South Carolina 29651

PROXY STATEMENT

For the Annual Meeting of Stockholders to Be Held on April 27, 2017

Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting to Be Held on April 27, 2017:

The Notice of Annual Meeting of Stockholders, Proxy Statement, and Annual Report on Form 10-K are available at
https://materials.proxyvote.com/75902K **and on the Investor Relations website of Regional Management Corp. at**
www.regionalmanagement.com **under the "Annual Reports" tab.**

March 24, 2017

2017 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting.

Annual Meeting of Stockholders

Date:	Thursday, April 27, 2017
Time:	8:00 a.m. local time
Place:	Regional Management Corp. Headquarters at 979 Batesville Road, Suite B, Greer, SC 29651
Record Date:	February 27, 2017
Voting:	Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each other proposal. Stockholders may vote in person or by proxy. Instructions as to how you may cast your vote by proxy are found on the accompanying proxy card and are set forth in the Proxy Statement under "General Information – How do I vote?".
Proxy Materials:	The Proxy Statement and the accompanying proxy card are first being mailed on or about March 27, 2017 to the stockholders of Regional Management Corp.

Meeting Agenda

Proposal	Board Vote Recommendation	Page Reference (for more detail)
Election of seven directors	FOR ALL	6
Ratification of the appointment of RSM US LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017	FOR	10
Re-approval of the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017)	FOR	52
Transact other business as may properly come before the meeting		

Election of Director Nominees

The following table provides summary information about each director nominee. The nominees receiving a plurality of the votes cast at the meeting will be elected as directors.

Name	Age	Director Since	Experience/Qualification	Independent	Committees		
					AC	CC	CGN
Alvaro G. de Molina, Chairman of the Board	59	2012	Leadership, Corporate Finance, Accounting Expertise, Credit Risk	X	X		X
Roel C. Campos	68	2012	Leadership, Corporate Governance, Securities Compliance, Regulatory	X		X	C
Michael R. Dunn	65	2014	Leadership, Industry, Corporate Finance, Accounting Expertise, Credit Risk				
Steven J. Freiberg	60	2014	Leadership, Industry, Corporate Finance, Accounting Expertise, Credit Risk	X	X	C	
Richard A. Godley	68	1987	Leadership, Industry				
Peter R. Knitzer	58	2015	Leadership, Industry, Marketing Expertise, Credit Risk				
Carlos Palomares	72	2012	Leadership, Industry, Corporate Finance, Accounting Expertise, Credit Risk	X	C	X	X

AC = Audit Committee CC = Compensation Committee CGN = Corporate Governance and Nominating Committee C = Committee Chairman

Ratification of Independent Registered Public Accounting Firm

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of RSM US LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

Re-Approval of the Regional Management Corp. 2015 Long-Term Incentive Plan

We are proposing that our stockholders re-approve the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017) (the "2015 Plan") to, among other things, increase the number of shares of stock that may be issued under the 2015 Plan. We believe that our long-term incentive compensation program, currently implemented under the 2015 Plan, allows us to compete with comparable companies in our industry in order to attract and retain talented individuals who contribute to our long-term success. We also believe that the 2015 Plan effectively provides substantial incentive to achieve our business objectives and build stockholder value, thereby aligning the interests of plan participants with the interests of our stockholders. Approval of the amended and restated 2015 Plan should provide us with the continued flexibility needed to use equity compensation and other incentive awards to attract, retain, and motivate talented employees, directors, and consultants who are important to our long-term growth and success.

The following "best practices" are integrated into the 2015 Plan, as amended and restated:

- ✓ Limitation on Shares Issued
- ✓ No "Evergreen" Provision or Liberal Share Recycling
- ✓ Robust Minimum Vesting and Award Practices
- ✓ No Dividends or Dividend Equivalents on Unvested Awards
- ✓ Reasonable Plan Duration
- ✓ No Discounted Stock Options or Stock Appreciation Rights ("SARs") and Limit on Option and SAR Terms
- ✓ No Stock Option or SAR Re-Pricings Without Stockholder Approval
- ✓ Prudent Change of Control Provisions
- ✓ Administered by Independent Committee
- ✓ Efficient Use of Equity

2016 Compensation-Related Highlights

- ✓ **Continued alignment of executive pay with company performance**:
  - o **2016 incentives are largely performance-contingent**, with long-term incentive awards roughly two-thirds performance-contingent and short-term incentive awards entirely performance-contingent
  - o **Performance goals are rigorous** and are based almost exclusively on objective, quantitative criteria
    - ▪ **2014 long-term incentive program three-year performance thresholds were not achieved as of December 31, 2016**, resulting in the forfeiture of the associated performance-contingent awards
    - ▪ **2016 short-term incentive program performance goals were partially achieved**, resulting in annual bonus payments at 75.4% of the target bonuses for full-year named executive officers
- ✓ **Maintained competitive compensation and incentive program target opportunities** for executives to continue to align their overall compensation with the market for executive talent
- ✓ **Set our short-term incentive payout opportunities** to provide high upside if performance goals are exceeded, while paying low or no bonus if goals are not achieved
- ✓ **Granted long-term incentives**, which include a significant portion that is contingent upon the achievement of rigorous and clearly-defined performance measures, to named executive officers and other key contributors
- ✓ **Maintained a key employee retention program** designed to incentivize and retain key members of senior management

Compensation Program "Best Practices" Summary

- ✓ Compensation program designed to closely align pay with performance
- ✓ Significant share ownership guidelines for executives (5x base salary for CEO, 2x for other executive officers)
- ✓ Significant share ownership guidelines for directors (3x annual cash retainer)
- ✓ Significant portion of compensation is variable and/or performance-based
- ✓ No excessive perquisites
- ✓ Formalized clawback policy
- ✓ Double-trigger change-in-control provisions
- ✓ Prohibition against hedging and pledging
- ✓ No re-pricing of equity incentive awards without stockholder approval
- ✓ Independent Compensation Committee
- ✓ Independent compensation consultant

Fiscal 2016 Compensation Summary

The following table sets forth the cash and other compensation that we paid to our executive officers or that was otherwise earned by our executive officers for their services in all employment capacities during 2016. See the Summary Compensation Table of the Proxy Statement for additional information.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Peter F. Knitzer, Chief Executive Officer	221,557	—	—	949,997	221,557	19,739	1,412,850
Michael R. Dunn, Former Chief Executive Officer and Executive Chairman of the Board	802,623	—	519,984	519,994	804,784	26,321	2,673,706
Jody L. Anderson, President and Chief Operating Officer	335,000	—	167,486	167,500	252,528	24,400	946,914
Donald E. Thomas, Executive Vice President and Chief Financial Officer	332,000	33,333	265,970	165,998	250,267	24,400	1,071,968
Daniel J. Taggart, Senior Vice President and Chief Risk Officer	308,000	—	102,651	102,661	232,175	—	745,487
Brian J. Fisher, Vice President, General Counsel, and Secretary	230,000	43,750	170,817	95,826	104,026	10,600	655,019

2018 Annual Meeting of Stockholders

- ▪ Stockholder proposals submitted pursuant to SEC Rule 14a-8 must be received by us no later than November 27, 2017.
- ▪ Notice of stockholder proposals outside of SEC Rule 14a-8 must be delivered to us not earlier than December 28, 2017 and not later than January 27, 2018.

GENERAL INFORMATION AND
FREQUENTLY ASKED QUESTIONS

This proxy statement (the "Proxy Statement") and the accompanying proxy card are first being sent on or about March 27, 2017, to the stockholders of Regional Management Corp., a Delaware corporation ("Regional," the "Company," "we," "us," and "our"), in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on April 27, 2017, at Regional's headquarters located at 979 Batesville Road, Suite B, Greer, SC 29651, at 8:00 a.m. local time and any postponement or adjournment thereof. Our Annual Report on Form 10-K, containing financial statements for the fiscal year ended December 31, 2016, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting.

Why did I receive a proxy card and Proxy Statement?

As a stockholder of record on February 27, 2017, you are entitled to vote at the Annual Meeting. The accompanying proxy card is for use at the Annual Meeting if a stockholder either will be unable to attend in person or will attend but wishes to vote by proxy in advance of the Annual Meeting. Instructions as to how you may cast your vote by proxy are found on the proxy card.

The proxy card is solicited by mail by and on behalf of the Board, and the cost of soliciting proxies will be borne by us. In addition to use of the mails, proxies may be solicited in person, by telephone, or via the Internet by our directors and officers who will not receive additional compensation for such services. We will request banks, brokerage houses, and other institutions, nominees, and fiduciaries to forward the soliciting material to beneficial owners and to obtain authorization for the execution of proxies. We will, upon request, reimburse these parties for their reasonable expenses in forwarding proxy materials to our beneficial owners.

What is the purpose of the Annual Meeting?

The purposes of the Annual Meeting are:

(i)   to elect the seven nominees named in the Proxy Statement to serve as members of the Board until the next annual meeting of stockholders or until their successors are elected and qualified;

(ii)   to ratify the appointment of RSM US LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017;

(iii) to re-approve the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017); and

(iv)   to transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Who is entitled to vote?

Only stockholders of record at the close of business on February 27, 2017 (the "Record Date"), will be entitled to receive notice of and to vote at the Annual Meeting. As of the Record Date, 11,617,764 shares of common stock, $0.10 par value per share, of the Company were outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the Annual Meeting.

Brokers that are members of certain securities exchanges and that hold shares of the Company's common stock in "street name" on behalf of beneficial owners have authority to vote on certain items when they have not received instructions from beneficial owners. Under the NYSE rules and regulations governing such brokers, the proposal to ratify the appointment of RSM US LLP as the Company's independent registered public accounting firm is considered a "discretionary" item. This means that brokers may vote in their discretion on this proposal on behalf of beneficial owners who have not furnished voting instructions. In contrast, certain items are considered "non-discretionary," and a "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. The proposals to elect directors and to re-approve the Regional Management Corp. 2015 Long-Term Incentive Plan are considered "non-discretionary," and therefore, for such proposals, brokers cannot vote your shares when they do not receive voting instructions from you.

What constitutes a quorum?

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions, and "broker non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Annual Meeting.

How do I vote?

Stockholders may vote in person or by proxy. Instructions as to how you may cast your vote by proxy are set forth below and are found on the accompanying proxy card.

 **Vote in Person:** If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card.

 **Vote by Internet (*www.proxyvote.com*):** Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 26, 2017. Have your proxy card in hand when you access the website, and follow the instructions to obtain your records and to create an electronic voting instruction form.

 **Vote by Mail:** Mark, sign, and date your proxy card and promptly return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Will other matters be voted on at the Annual Meeting?

Aside from the three proposals described above, the Board knows of no other matters to be presented at the Annual Meeting. If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board will be voted with respect thereto in accordance with the best judgment of the persons named as proxy holders and attorneys-in-fact in the proxies.

May I revoke my proxy instructions?

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Corporate Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly completing a later-dated proxy card relating to the same shares and delivering it to the Corporate Secretary of the Company before the taking of the vote at the Annual Meeting; or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina 29651, Attention: Corporate Secretary, before the taking of the vote at the Annual Meeting.

How many votes are required to approve each proposal?

With respect to the proposal to elect directors, the seven nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting shall be elected as directors. With respect to the proposals to ratify the appointment of RSM US LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017, and to re-approve the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017), an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on such matters is required for approval. Abstentions are included in the number of shares present or represented and voting on each matter. "Broker non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The persons named as proxy holders and attorneys-in-fact in the proxy card, Peter R. Knitzer and Brian J. Fisher, were selected by the Board and are officers of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted by such persons at the Annual Meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted "FOR" the election of the director nominees, "FOR" the ratification of the appointment of our independent registered public accounting firm, and "FOR" the re-approval of the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017).

How can I correspond directly with Regional Management Corp.?

The address of our principal executive office is 979 Batesville Road, Suite B, Greer, South Carolina 29651, and our telephone number is (864) 448-7000.

PROPOSAL ONE

—

ELECTION OF DIRECTORS

Our Amended and Restated Bylaws (the "Bylaws") currently provide that the number of directors of the Company shall be fixed from time to time by resolution adopted by the Board. There are presently seven directors.

The Corporate Governance and Nominating Committee (the "Nominating Committee") of our Board evaluates the size and composition of the Board on at least an annual basis. In connection therewith, the Nominating Committee has nominated and recommends for election as directors the seven nominees set forth below. Each nominee presently serves as a director. Directors shall be elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified or until their earlier resignation, removal, or death.

A candidate for election as a director is nominated to stand for election based on his or her professional experience, recognized achievements in his or her respective fields, an ability to contribute to some aspect of our business, and the willingness to make the commitment of time and effort required of a director. Each of the below-listed nominees has been identified as possessing an appropriate diversity of background and experience, good judgment, deep knowledge of our industry, strength of character, and an independent mind, as well as a reputation for integrity and high personal and professional ethics. Each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas.

In selecting this slate of nominees for 2017, the Nominating Committee specifically considered the background, business experience, and certain other information with respect to each of the nominees as set forth below, along with the familiarity of the nominees with our business and prospects, which has been developed as a result of their service on our Board. The Nominating Committee believes that such familiarity will be helpful in addressing the opportunities and challenges that we face in the current business environment.

Each of the seven nominees has consented to being named in this Proxy Statement and to serve as a director, if elected. In the event that any nominee withdraws, or for any reason is unable to serve as a director, the proxies will be voted for such other person as may be designated by the Nominating Committee as a substitute nominee, but in no event will proxies be voted for more than seven nominees. The Nominating Committee has no reason to believe that any nominee will not continue to be a candidate or will not serve if elected.

The following is a brief description of the background, business experience, skills, qualifications, attributes, and certain other information with respect to each of the nominees for election to the Board:

ALVARO G. DE MOLINA

Age: 59

Director Since: 2012

Chairman of the Board

Member of the Audit Committee and Corporate Governance and Nominating Committee

Mr. de Molina has been a director of Regional since March 2012 and currently serves as Chairman of the Board. Until 2009, Mr. de Molina was the Chief Executive Officer of GMAC LLC, which he originally joined as Chief Operating Officer in 2007. Since departing GMAC LLC, Mr. de Molina has been a private investor. He joined Cerberus Capital Management for a period during 2007 where he worked with the operations group, following a 17-year career at Bank of America, where he most recently served as its Chief Financial Officer from 2005 until 2007. During his tenure at Bank of America, Mr. de Molina also served as Chief Executive Officer of Banc of America Securities, President of Global Capital Markets and Investment Banking, head of Market Risk Management, and Corporate Treasurer. Previously, he also served in key roles at JPMorgan Chase Bank, N.A., Becton, Dickinson and Company, and PriceWaterhouse LLP (now PricewaterhouseCoopers LLP). In September 2012, Mr. de Molina was appointed to the board of directors of Walter Investment Management Corp., a publicly-held entity which is an asset manager, mortgage servicer, and mortgage portfolio owner specializing in less-than-prime, non-conforming, and other credit-challenged mortgage assets. He holds a B.S. degree in Accounting from Fairleigh Dickinson University and an M.B.A. degree from Rutgers Business School and is a graduate of the Duke University Advanced Management Program.

Mr. de Molina brings to the Board his extensive financial background and accounting expertise, and his significant experience with public and private financial services companies, including in capacities as an executive and as a director.

ROEL C. CAMPOS

Age: 68

Director Since: 2012

Chairman of the Corporate Governance and Nominating Committee

Member of the Compensation Committee

Mr. Campos has served as a director of Regional since March 2012. He has been a partner with the law firm of Hughes Hubbard & Reed LLP since February 2016, where he practices in the areas of securities regulation, corporate governance, and securities enforcement and serves as Chair of the firm's Securities Enforcement Practice. Prior to joining Hughes Hubbard & Reed LLP, Mr. Campos was a partner with Locke Lord LLP (April 2011 to February 2016) and Cooley LLP (September 2007 to April 2011). Prior to that, he received a presidential appointment and served as a Commissioner of the Securities and Exchange Commission ("SEC") from 2002 to 2007. Prior to serving with the SEC, Mr. Campos was a founding partner of a Houston-based radio broadcaster. Earlier in his career, he practiced corporate law and served as a federal prosecutor in Los Angeles, California. In January 2013, Mr. Campos was appointed to the board of directors of WellCare Health Plans, Inc., a publicly-held entity which provides managed care services targeted to government-sponsored health care programs. He is also a director of Paulson International Ltd., a privately-held, Cayman-based hedge fund; a director of a private registered broker-dealer, Liquidnet Holdings, Inc.; and a member of the Advisory Board of Balyasny Asset Management L.P., a registered investment advisory fund. Mr. Campos also serves on the Advisory Board for the Public Company Accounting Oversight Board, the Board of Visitors to the United States Air Force Academy, and on various non-profit boards. From 2008 to 2013, Mr. Campos served by selection of President Barack Obama on the President's citizen Presidential Intelligence Advisory Board. Mr. Campos earned a B.S. degree from the United States Air Force Academy, an M.B.A. degree from the University of California, Los Angeles, and a J.D. degree from Harvard Law School.

Mr. Campos brings to the Board his extensive financial background and experience in working with financial services companies, his experience with the SEC, his expertise in corporate governance and securities regulation, and his significant experience with public companies across a variety of industries, including through his service as a public company director.

MICHAEL R. DUNN

Age: 65

Director Since: 2014

Mr. Dunn has been a director of Regional since July 2014. He previously served as Chief Executive Officer of Regional from October 2014 through July 2016 and as Executive Chairman of the Board from August 2016 through December 2016. Prior to joining Regional, Mr. Dunn was a partner at the private equity firm of Brysam Global Partners, a specialized firm focusing on investment in international banking and consumer lending companies, from 2007 through 2013. Mr. Dunn served as a board or alternate board member for all of Brysam's portfolio companies. Prior to that, Mr. Dunn was with Citigroup for over 30 years, where he was the Chief Financial Officer of the Global Consumer Group from 1996 through 2007, adding the title of Chief Operating Officer of the Group in 2005. He was also a member of the Citigroup Management and Operating Committees. Mr. Dunn previously served on the boards of Banamex, a wholly-owned Mexican bank subsidiary of Citigroup, and on the U.S.-based Student Loan Corporation, of which Citigroup owned a majority interest. He holds a B.S. degree from New York University and attended the University of Michigan Executive Program. He is a Certified Public Accountant in New York State.

Mr. Dunn brings to the Board his extensive financial background and his significant experience in leadership roles with public and private financial services companies.

STEVEN J. FREIBERG

Age: 60

Director Since: 2014

Chairman of the Compensation Committee

Member of the Audit Committee

Mr. Freiberg has been a director of Regional since July 2014, and has been a Senior Advisor to The Boston Consulting Group since December 2012. Previously, Mr. Freiberg served as a director and the Chief Executive Officer of E*TRADE Financial Corporation from April 2010 until August 2012. Prior to joining E*TRADE, Mr. Freiberg spent 30 years at Citigroup and its predecessor companies and affiliates. Among his notable roles at Citigroup, Mr. Freiberg served as Co-Chairman/Chief Executive Officer of Citigroup's Global Consumer Group, Chairman and Chief Executive Officer of Citi Cards—Citigroup's leading global credit card business—and Chairman and Chief Executive Officer of Citigroup's North American Investment Products Division. Additionally, he was a member of Citigroup's Executive, Management, and Operating Committees, and he served on the board of directors of several of Citigroup's affiliates, including Citibank N.A., Citicorp Credit Services Inc., Citicorp Investment Services, Citicorp Insurance Group, Citibank Trust N.A., Citibank FSB, and the Citigroup Foundation. Mr. Freiberg has served on the board of directors of MasterCard Incorporated, a publicly-traded multinational financial services corporation, since September 2006 and currently chairs its audit committee. He also served on the former U.S. region board of MasterCard from January 2001 until May 2006 and served as Chairman of MasterCard's United States region board from 2004 until May 2006. In addition, Mr. Freiberg serves on the board of directors or equivalent governing body of OANDA Corporation (a private company providing Internet-based forex trading and currency information services), Social Finance, Inc. (a private online personal finance company that provides student loan refinancing, mortgages, and personal loans), Fair Square Financial, LLC (a private credit card issuer that provides credit cards to "near-prime" customers), and Purchasing Power, LLC (a private specialty e-retailer offering consumer products, vacations, and online education services through payment plans).

Mr. Freiberg brings to the Board his extensive financial background and his significant experience in leadership roles with public and private financial services companies.

RICHARD A. GODLEY

Age: 68

Director Since: 1987

Mr. Godley has been a director of Regional since its inception in 1987 and is its founder. He previously served as President and Chief Executive Officer of Regional from 1987 until January 2006 and served as Chairman of the Board from January 2006 until March 2007. Prior to founding Regional, Mr. Godley served as Senior Vice President of World Acceptance Corporation. Mr. Godley is a veteran of the U.S. Army and served in Vietnam from 1968 to 1969.

Mr. Godley brings to the Board his long standing experience with the Company as its founder.

PETER R. KNITZER

Age: 58

Chief Executive Officer

Director Since: 2015

Mr. Knitzer has served as Chief Executive Officer of Regional since August 2016 and has been a director of Regional since July 2015. Before joining Regional, Mr. Knitzer acted as an advisor to financial services companies since 2013. Prior to 2013, he served as Executive Vice President and head of the Payments group at CIBC and President and Director at E*TRADE Bank. Prior to joining E*TRADE, Mr. Knitzer spent 14 years at Citigroup in various senior roles, including Chairman & Chief Executive Officer of Citibank North America; Business Head, Cross-Sell Customer Management for all Citigroup businesses; and EVP/Managing Director of Citi Cards, Citigroup's leading global credit card business. Mr. Knitzer has also previously held senior marketing positions at Chase Manhattan Bank, American Express, and Nabisco Brands. He received his M.B.A. in marketing and finance from Columbia University Graduate School of Business and his B.A. in political science from Brown University. Mr. Knitzer also served as a Director for Habitat for Humanity from 2008 to 2014, including Board Chair from 2011 to 2013. He currently serves on the Advisory Board of Columbia University Business School's Lang Center for Entrepreneurship.

Mr. Knitzer brings to the Board his extensive financial background, marketing expertise, and experience in leadership roles with public and private financial services companies.

CARLOS PALOMARES

Age: 72

Director Since: 2012

Chairman of the Audit Committee

Member of the Compensation Committee and the Corporate Governance and Nominating Committee

Mr. Palomares has been a director of Regional since March 2012. Since 2007, Mr. Palomares has been President and Chief Executive Officer of SMC Resources, a consulting practice that advises senior executives on business and marketing strategy. From 2001 to 2007, Mr. Palomares was Senior Vice President at Capital One Financial Corp., and he was Chief Operating Officer of Capital One Federal Savings Bank banking unit from 2004 to 2007. Prior to joining Capital One, Mr. Palomares held a number of senior positions with Citigroup Inc. and its affiliates, including Chief Operating Officer of Citibank Latin America Consumer Bank from 1998 to 2001, Chief Financial Officer of Citibank North America Consumer Bank from 1997 to 1998, Chairman and CEO of Citibank Italia from 1990 to 1992, and President and CEO of Citibank FSB Florida from 1992 to 1997. Mr. Palomares serves on the Boards of Directors of Pan American Life Insurance Group, Inc. and the Coral Gables Trust Company. Mr. Palomares earned a B.S. degree in Quantitative Analysis from New York University.

Mr. Palomares brings to the Board his extensive financial background and his significant experience in leadership roles with public financial services companies.

There are no family relationships among any of our directors or executive officers.

The Board of Directors unanimously recommends a vote "FOR" the election of each of the nominees listed above.

PROPOSAL TWO

—

RATIFICATION OF THE APPOINTMENT OF
OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP has served as our independent registered public accounting firm since 2007. The Audit Committee of the Board has selected RSM US LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017. The Audit Committee and the Board recommend that the stockholders ratify the appointment of RSM US LLP as our independent registered public accounting firm for fiscal 2017.

A representative of RSM US LLP plans to be present at the Annual Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions. Although ratification is not required, the Board is submitting the appointment of RSM US LLP to the stockholders for ratification as a matter of good corporate governance. In the event the stockholders fail to ratify the appointment, the Audit Committee will consider whether to appoint another independent registered public accounting firm.

The following table sets forth the aggregate fees billed to us by our independent registered public accounting firm, RSM US LLP, during the fiscal years ended December 31, 2016 and 2015.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Audit Fees	$ 457,416	$ 468,994
Audit-Related Fees	82,850	78,383
Tax Fees	147,920	190,790
All Other Fees	—	—
Total	$ 688,186	$ 738,167

In the above table, in accordance with applicable SEC rules:

- "Audit Fees" are fees billed for professional services rendered by the independent registered public accounting firm for the audit of our annual consolidated financial statements, review of consolidated financial statements included in our Forms 10-Q, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

- "Audit-Related Fees" are fees billed for assurance and related services performed by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements that are not reported above under "Audit Fees." The Audit-Related Fees incurred in 2016 include fees billed for services performed by the independent registered public accounting firm in relation to our loan system conversion and the review and assessment of our internal control environment. In 2015, these fees include fees billed for services performed by the independent registered public accounting firm in relation to our sale of charged-off receivables and the accounting treatment and annual procedures relating to the securitization of receivables.

- "Tax Fees" are fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice, and tax planning. In 2016, these fees were for services performed for the filing of our 2015 tax returns and estimated payments for 2016. In 2015, these fees were for services performed for the filing of our 2014 tax returns and estimated payments for 2015.

- "All Other Fees" represent fees billed for ancillary professional services that are not reported above under "Audit Fees" or "Audit Related Fees". There were no such fees incurred in 2016 or 2015.

It is the policy of the Audit Committee to pre-approve all audit and permitted non-audit services proposed to be performed by our independent registered public accounting firm. The Audit Committee reviewed and pre-approved all the services performed by RSM US LLP. The process for such pre-approval is typically as follows: Audit Committee pre-approval is sought at one of the Audit Committee's regularly scheduled meetings following the presentation of information at such meeting detailing the particular services proposed to be performed. The authority to pre-approve non-audit services may be delegated by the Audit Committee to the Chairman of the Audit Committee, who shall present any decision to pre-approve an activity to the full Audit Committee at the first regular meeting following such decision. None of the services described above were approved by the Audit Committee pursuant to the exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

The Audit Committee has reviewed the non-audit services provided by RSM US LLP and has determined that the provision of such services is compatible with maintaining RSM US LLP's independence.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of RSM US LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE MATTERS

The Company's Board is responsible for directing and overseeing the management of the business and affairs of the Company in a manner consistent with the best interests of the Company and its stockholders. The Board has implemented written Corporate Governance Guidelines designed to assist the Board in fulfilling its duties and responsibilities. The Corporate Governance Guidelines address a number of matters applicable to directors, including Board composition, structure, and policies; director qualification standards; Board meetings; committees of the Board; roles and expectations of the Board and its directors; director compensation; management succession planning; and other matters. These Corporate Governance Guidelines are available on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Corporate Governance Guidelines by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651.

Composition of the Board

The Company's Board has the discretion to determine the size of the Board, the members of which are elected at each year's annual meeting of stockholders. Our Board currently consists of seven directors: Alvaro G. de Molina, Roel C. Campos, Michael R. Dunn, Steven J. Freiberg, Richard A. Godley, Peter R. Knitzer, and Carlos Palomares, with Mr. de Molina serving as Chairman of the Board.

The biographical information of Messrs. de Molina, Campos, Dunn, Freiberg, Godley, Knitzer, and Palomares is set forth above under "Proposal One: Election of Directors."

Board Independence

Messrs. Campos, Freiberg, de Molina, and Palomares are each independent in accordance with the criteria established by the NYSE for independent board members. The Board performed a review to determine the independence of its members and made a subjective determination as to each of these independent directors that no transactions, relationships, or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In making these determinations, the Board reviewed the information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to the Company and its management.

Leadership Structure

As described in the Corporate Governance Guidelines, the Board may select its Chairman and the Company's Chief Executive Officer in any way that it considers to be in the best interests of the Company. Therefore, the Board does not have a policy on whether the roles of Chairman and Chief Executive Officer should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the independent directors.

Mr. de Molina currently serves as Chairman of our Board. At this time, the Board believes the separation of the roles of Chairman and Chief Executive Officer promotes communication between the Board, the Chief Executive Officer, and other senior management, and enhances the Board's oversight of management. We believe our leadership structure provides increased accountability of our Chief Executive Officer to the Board and encourages balanced decision-making. We also separate the roles in recognition of the differences in the roles. While the Chief Executive Officer is responsible for day-to-day leadership of the Company and the setting of strategic direction, the Chairman of the Board provides guidance to the Chief Executive Officer and coordinates and manages the operation of the Board and its committees.

At this time, the Board believes our current leadership structure, with a non-employee Chairman of the Board, is appropriate for the Company and provides many advantages to the effective operation of the Board. The Board will periodically evaluate and reassess the effectiveness of this leadership structure.

Director Qualifications

The Company's Nominating Committee is responsible for reviewing the qualifications of potential director candidates and recommending to the Board those candidates to be nominated for election to the Board. The Nominating Committee considers minimum individual qualifications, including relevant career experience, strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought, and an ability to work collegially with the other members of the Board, and all other factors it considers appropriate, which may include age, diversity of background, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations (such as antitrust issues), corporate governance background, financial and accounting background, executive compensation background, and the size, composition, and combined expertise of the existing Board. The Board and the Nominating Committee monitor the mix of specific experience, qualifications, and skills of its directors in order to assure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of the Company's business and structure. Stockholders may also nominate directors for election at the Company's annual stockholders' meeting by following the provisions set forth in the Company's Bylaws, and in such a case, the Nominating Committee will consider the qualifications of directors proposed by stockholders.

Mr. Godley, a member of our Board, is designated by certain of our stockholders in accordance with the Amended and Restated Shareholders Agreement, dated March 27, 2012, by and among the Company and certain other stockholders party thereto. Such stockholders with director designation rights have sought to ensure that the Board is composed of members whose particular experience, qualifications, attributes, and professional and functional skills, when taken together, will allow the Board to effectively satisfy its oversight responsibilities, and in identifying Mr. Godley for designation to the Board, have considered those factors described in the foregoing paragraph.

When determining whether the Company's director nominees have the experience, qualifications, attributes, and professional and functional skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Company's Nominating Committee focused primarily on their valuable contributions to our success in recent years and on the information discussed in the biographical descriptions set forth above.

Meetings

The Board held 10 meetings during the fiscal year ended December 31, 2016. During 2016, other than Mr. Knitzer, each director attended more than 75% of the total number of meetings of the Board and committees on which he served. Mr. Knitzer attended 66.7% of the total number of meetings of the Board and committees on which he served during 2016. Mr. Knitzer recused himself from two Board meetings and five committee meetings during which his candidacy and/or compensation as the Company's Chief Executive Officer was to be discussed. Other than those meetings where he recused himself for the foregoing reasons, Mr. Knitzer attended every meeting of the Board and each committee on which he served.

In addition to formal Board meetings, our Board communicates from time to time via telephone, electronic mail, and informal meetings, and our Board and its committees may act by written consent in lieu of a formal meeting. Our non-employee directors met in executive session following each of our regular, quarterly Board meetings in 2016, and the independent members of our Board also periodically met in executive session in 2016. Mr. de Molina presides over each executive session of our non-employee directors and independent directors.

Other than an expectation set forth in our Corporate Governance Guidelines that each director will make every effort to attend the annual meeting of stockholders, we do not have a formal policy regarding the directors' attendance at annual meetings. All of our then-current directors attended our last annual meeting of stockholders held on April 27, 2016.

Committees of the Board

Our Board has three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

	Audit	Compensation	Corporate Governance and Nominating
Roel C. Campos		✓	Chair
Steven J. Freiberg	✓	Chair	
Alvaro G. de Molina	✓		✓
Carlos Palomares	Chair	✓	✓
Number of Meetings Held in 2016:	5	10	5

Audit Committee

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee consists of Messrs. Palomares, Freiberg, and de Molina, with Mr. Palomares serving as Chairman. In accordance with SEC rules and NYSE rules, each of the members of our Audit Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of audit committee membership independence. In addition, the Board has examined the SEC's definition of "audit committee financial expert" and has determined that Messrs. Palomares, Freiberg, and de Molina satisfy this definition.

Pursuant to the Audit Committee's written charter, our Audit Committee is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm, and pre-approving the audit and non-audit services to be performed by our independent auditors;

- discussing the scope and results of the audit with the independent registered public accounting firm;

- assisting the Board in evaluating the qualifications, performance, and independence of our independent auditors;

- assisting the Board in monitoring the quality and integrity of our financial statements and our accounting and financial reporting processes;

- assisting the Board in monitoring our compliance with legal and regulatory requirements;

- assisting the Board in reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

- assisting the Board in monitoring the performance of our internal audit function;

- reviewing with management and our independent auditors our annual and quarterly financial statements;

- establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees and others of concerns regarding questionable accounting or auditing matters; and

- preparing the audit committee report that the SEC requires in our annual proxy statement.

The Audit Committee Charter, which contains a more complete explanation of the roles and responsibilities of the Audit Committee, is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Audit Committee Charter by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. The Audit Committee held five meetings during the fiscal year ended December 31, 2016. In addition to formal Audit Committee meetings, our Audit Committee communicates from time to time via telephone, electronic mail, and informal meetings.

Compensation Committee

Our Compensation Committee consists of Messrs. Freiberg, Campos, and Palomares, with Mr. Freiberg serving as Chairman. In accordance with NYSE rules, each of the members of our Compensation Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of compensation committee membership independence. Pursuant to the Compensation Committee's written charter, our Compensation Committee is responsible for, among other things:

- reviewing and approving, or making recommendations to the Board with respect to, corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of those goals and objectives, and either as a committee or together with the other independent directors (as directed by the Board), determining and approving our Chief Executive Officer's compensation level based on such evaluation;

- reviewing and approving the compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation, or arrangements;

- reviewing and recommending the compensation of our directors;

- reviewing and discussing annually with management our "Compensation Discussion and Analysis";

- preparing the Report of the Compensation Committee; and

- reviewing and making recommendations with respect to our equity compensation plans.

The Compensation Committee Charter, which contains a more complete explanation of the roles and responsibilities of the Compensation Committee, is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Compensation Committee Charter by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. The Compensation Committee held 10 meetings during the fiscal year ended December 31, 2016. In addition to formal Compensation Committee meetings, our Compensation Committee communicates from time to time via telephone, electronic mail, and informal meetings.

Corporate Governance and Nominating Committee

Our Nominating Committee consists of Messrs. Campos, de Molina, and Palomares, with Mr. Campos serving as Chairman. In accordance with NYSE rules, each of the members of our Nominating Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of corporate governance and nominating committee membership independence. Pursuant to the Nominating Committee's written charter, the Nominating Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees to the Board;

- overseeing the evaluation of the Board and management;

- reviewing developments in corporate governance practices and developing, recommending, and maintaining a set of corporate governance guidelines; and

- recommending members for each committee of our Board.

The Nominating Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified and be both willing to serve and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Nominating Committee's consideration should forward the candidate's name and information about the candidate's qualifications to Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina 29651, Attn: Corporate Secretary, no later than November 27, 2017, if the stockholder chooses to use the process described in Rule 14a-8 of the Exchange Act, and if the stockholder submits such nomination outside the process described in Rule 14a-8 of the Exchange Act, not earlier than December 28, 2017 nor later than January 27, 2018. If, following the filing and delivery of these proxy materials, the date of the 2018 annual meeting of stockholders is advanced or delayed by more than 30 calendar days from the one-year anniversary date of the 2017 annual meeting of stockholders, the Company will, in a timely manner, provide notice to the Company's stockholders of the new date of the 2018 annual meeting of stockholders and the new dates by which stockholder proposals submitted both pursuant to and outside of SEC Rule 14a-8 must be received by the Company. Such notice will be included in the earliest possible Quarterly Report on Form 10-Q under Part II, Item 5.

The Nominating Committee shall select individuals, including candidates proposed by stockholders, as director nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment, and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the Nominating Committee will consider the director qualifications described above. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating Committee strives to nominate directors with a variety of complementary skills so that the Board, as a whole, will possess the appropriate talent, skills, and expertise to oversee our business.

The Nominating Committee Charter, which contains a more complete explanation of the roles and responsibilities of the Nominating Committee, is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Nominating Committee Charter by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. The Nominating Committee held five meetings during the fiscal year ended December 31, 2016. In addition to formal Nominating Committee meetings, our Nominating Committee communicates from time to time via telephone, electronic mail, and informal meetings.

Role in Risk Oversight

As part of its role in risk oversight for the Company, our Audit Committee is responsible for reviewing the Company's risk assessment and risk management policies, and for discussing its findings with both management and the Company's independent registered public accounting firm. The Audit Committee and the Board periodically review the risks that may potentially affect us, as identified and presented by management, including risks reflected in our periodic filings. The Board may also request supplemental information and disclosure about any other specific area of interest and concern relevant to risks it believes are faced by us and our business. The Board believes our current leadership structure enhances its oversight of risk management because our Chief Executive Officer, who is ultimately responsible for our risk management process, is in the best position to discuss with the Board these key risks and management's response to them by also serving as a director of the Company.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics"). The Code of Ethics applies to all of our directors, officers, and employees and must be acknowledged in writing by our Chief Executive Officer and Chief Financial Officer. The Code of Ethics is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Code of Ethics by contacting our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. To the extent permissible under applicable law, the rules of the SEC, and NYSE listing standards, we intend to disclose on our website any amendment to our Code of Ethics, or any grant of a waiver from a provision of our Code of Ethics, that requires disclosure under applicable laws, the rules of the SEC, or NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2016, Messrs. Campos, Freiberg, Knitzer, and Palomares served on our Compensation Committee at various times throughout the year. Mr. Knitzer joined our Board in July 2015 and was, at that time, an independent director in accordance with the criteria established by the NYSE for the purpose of compensation committee membership independence. Mr. Knitzer served as an independent member of our Compensation Committee until the Board appointed him as the Company's Chief Executive Officer effective August 2016, at which time Mr. Knitzer resigned as a member of the Compensation Committee. While a member of the Compensation Committee, Mr. Knitzer recused himself from any Compensation Committee meeting where his candidacy for or compensation as Chief Executive Officer of the Company was to be discussed. Other than Mr. Knitzer, no member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during the fiscal year ended December 31, 2016, and Mr. Knitzer was not an officer of the Company or any of its subsidiaries while serving on the Compensation Committee. In addition, during the fiscal year ended December 31, 2016, no executive officers of the Company served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officer(s) served on our Board or Compensation Committee.

Director Compensation

Quality non-employee directors are critical to our success. We believe that the two primary duties of non-employee directors are to effectively represent the long-term interests of our stockholders and to provide guidance to management. As such, our compensation program for non-employee directors is designed to meet several key objectives:

- **Adequately compensate directors** for their responsibilities and time commitments and for the personal liabilities and risks that they face as directors of a public company;

- **Attract the highest caliber non-employee directors** by offering a compensation program consistent with those at companies of similar size, complexity, and business character;

- **Align the interests of directors with our stockholders** by providing a significant portion of compensation in equity and requiring directors to own our stock; and

- **Provide compensation that is simple and transparent** to stockholders and reflects corporate governance best practices.

The Compensation Committee, with the assistance of the Compensation Committee's executive compensation consultant, reviews the compensation of our non-employee directors. In benchmarking director compensation, we use the same compensation peer group that is used to benchmark compensation for our named executive officers (see "Compensation Discussion and Analysis – Compensation Objectives and Approaches – Compensation Determination Process" for information about the peer group).

Our employees who serve as directors receive no separate compensation for service on the Board or on committees of the Board. The Company maintains a non-employee director compensation program structured as follows:

- **Board Cash Retainer:** Each non-employee director receives an annual cash retainer of $30,000 payable in quarterly installments ($50,000 in the case of the chairman or lead independent director of the Board);

- **Committee Member Cash Retainer:** Each member of the Audit Committee, Compensation Committee, and Nominating Committee receives an additional annual cash retainer of $10,000 payable in quarterly installments ($20,000 in the case of the chairman of each committee);

- **Committee Meeting Fees:** Each member of the Audit Committee, Compensation Committee, and Nominating Committee receives a $1,500 meeting fee for each committee meeting attended;

- **Board Equity-Based Award:** Each non-employee director receives an annual equity-based award with a value equal to $90,000 ($110,000 in the case of the chairman or lead independent director of the Board); and

- **Committee Member Equity-Based Award:** Each member of the Audit Committee, Compensation Committee, and Nominating Committee receives an additional annual equity-based award with a value equal to $10,000 ($20,000 in the case of the chairman of each committee).

The equity-based awards are granted on the fifth business day following the date of the annual stockholders' meeting at which directors are elected. The value of each director's equity-based award is split evenly between non-qualified stock options and restricted stock. The number of shares subject to the non-qualified stock option award is determined by dividing the value of the award by the fair value per share of common stock on the grant date calculated using the Black-Scholes valuation model (rounded down to the nearest whole share). The number of shares subject to the restricted stock award is determined by dividing the value of the award by the closing price per share of common stock on the grant date (rounded down to the nearest whole share).

The non-qualified stock options are fully vested on the grant date and expire ten years following the grant date. The restricted stock award vests and becomes non-forfeitable as to 100% of the underlying shares on the earlier of the first anniversary of the grant date or the date of the next annual stockholders' meeting, subject to the director's continued service from the grant date until the vesting date, or upon the earlier occurrence of the director's termination of service as a director by reason of death or disability or upon a change in control of the Company. In the event of the director's termination of service for any other reason, the director forfeits the restricted stock award immediately. Each equity-based award is subject to the terms and conditions of the Regional Management Corp. 2015 Long-Term Incentive Plan, a non-qualified stock option agreement, and a restricted stock award agreement, the forms of which were previously approved by the Compensation Committee and the Board and filed with the SEC.

In the event that the service of a director as a director, committee member, or Board or committee chair commences or terminates during his annual service to the Company, his cash compensation will be adjusted on a pro-rata basis. Annual service relates to the approximately 12-month period between annual meetings of the Company's stockholders. Each director is also reimbursed for reasonable out-of-pocket expenses incurred in connection with his service on our Board.

For 2017, the Board intends to modify the director compensation program by awarding the full value of each director's equity-based award in shares of restricted stock. The restricted stock that will be awarded in 2017 will have the same vesting and other terms as set forth above for restricted stock awarded in 2016. This modification to the director compensation program will not increase the overall cost of the program to the Company.

The following table provides information regarding the compensation paid to each of our non-employee directors for their service as non-employee directors during the fiscal year ended December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Roel C. Campos	73,500	59,985	59,998	193,483
Steven J. Freiberg	82,500	59,985	59,998	202,483
Richard A. Godley	30,000	44,985	44,998	119,983
Peter R. Knitzer[1]	35,593	54,995	54,996	145,584
Alvaro G. de Molina	85,000	64,990	65,000	214,990
Carlos Palomares	87,967	59,985	59,998	207,950

(1) Mr. Knitzer joined our Board in July 2015 and was, at that time, a non-employee, independent director in accordance with the criteria established by the NYSE for board independence. The Board appointed Mr. Knitzer as the Company's Chief Executive Officer effective August 2016, after which Mr. Knitzer was no longer entitled to receive separate compensation for his service on the Board. The compensation reflected in this Director Compensation table is for Mr. Knitzer's service as a non-employee, independent director of the Board prior to the effective date of his appointment as our Chief Executive Officer. The above compensation is not also reflected in the 2016 Summary Compensation Table that is presented elsewhere in this Proxy Statement.

Mr. Dunn, our previous Chief Executive Officer, transitioned to the role of Executive Chairman of the Board (an employee position) as of the effectiveness of Mr. Knitzer's appointment as our new Chief Executive Officer in August 2016. Mr. Dunn served in the Executive Chairman role through December 2016. Effective as of January 1, 2017, Mr. Dunn returned to his previous status as a non-employee director on our Board, a role in which he served prior to his appointment as our Chief Executive Officer in October 2014. Mr. Dunn became eligible to receive compensation for his service as a non-employee director as of January 1, 2017.

(2) On May 4, 2016, in accordance with the non-employee director compensation program outlined above, the Company awarded Messrs. Campos, Freiberg, Godley, Knitzer, de Molina, and Palomares shares of restricted common stock in the following amounts: Mr. Campos, 3,775 shares; Mr. Freiberg, 3,775 shares; Mr. Godley, 2,831 shares; Mr. Knitzer, 3,461 shares; Mr. de Molina, 4,090 shares; and Mr. Palomares, 3,775 shares. The annual restricted common stock awards vest on the earlier of the first anniversary of the grant date or the date of the next annual stockholders' meeting, subject to continued service of the director until the vesting date. Amounts shown are the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. The total number of shares subject to restricted stock awards held by each of the non-employee directors as of December 31, 2016 was: Mr. Campos, 3,775 shares; Mr. Freiberg, 3,775 shares; Mr. Godley, 2,831 shares; Mr. de Molina, 4,090 shares; and Mr. Palomares, 3,775 shares. The outstanding equity awards held by Mr. Knitzer and Mr. Dunn as of December 31, 2016 are set forth in the Outstanding Equity Awards at Fiscal Year-End table that is presented elsewhere in this Proxy Statement.

(3) On May 4, 2016, in accordance with the non-employee director compensation program outlined above, the Company awarded Messrs. Campos, Freiberg, Godley, Knitzer, de Molina, and Palomares non-qualified stock options to purchase shares of our common stock in the following amounts: Mr. Campos, 9,188 shares; Mr. Freiberg, 9,188 shares; Mr. Godley, 6,891 shares; Mr. Knitzer, 8,422 shares; Mr. de Molina, 9,954 shares; and Mr. Palomares, 9,188 shares. Amounts shown are the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. The exercise price for the options is $15.89, which was the closing price of our common stock on the grant date. The total number of shares subject to non-qualified stock options held by each of the non-employee directors as of December 31, 2016 was: Mr. Campos, 28,670 shares; Mr. Freiberg, 17,941 shares; Mr. Godley, 19,456 shares; Mr. de Molina, 30,166 shares; and Mr. Palomares, 28,670 shares. The outstanding equity awards held by Mr. Knitzer and Mr. Dunn as of December 31, 2016 are set forth in the Outstanding Equity Awards at Fiscal Year-End table that is presented elsewhere in this Proxy Statement.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. The Audit Committee operates under a written charter, a copy of which is available on our website, *www.regionalmanagement.com*, under the "Corporate Governance" tab. This report reviews the actions taken by the Audit Committee with regard to our financial reporting process during the fiscal year ended December 31, 2016, and particularly with regard to the audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014.

The Audit Committee is composed solely of independent directors under existing New York Stock Exchange listing standards and Securities and Exchange Commission requirements. None of the committee members is or has been an officer or employee of the Company or any of our subsidiaries or has engaged in any business transaction or has any business or family relationship with the Company or any of our subsidiaries or affiliates. In addition, the Board of Directors has determined that Messrs. Steven J. Freiberg, Alvaro G. de Molina, and Carlos Palomares are "audit committee financial experts," as defined by Securities and Exchange Commission rules.

Our management has the primary responsibility for our financial statements and reporting process, including the systems of internal controls. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to select annually the accountants to serve as our independent auditors for the coming year.

The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee's charter. To carry out its responsibilities, the Audit Committee met five times during the fiscal year ended December 31, 2016.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, including a discussion of the quality, rather than just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee also discussed our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, rather than just the acceptability, of our accounting principles, and such other matters as are required to be discussed with the Audit Committee under the applicable Public Company Accounting Oversight Board ("PCAOB") Standards and SEC Rule 2-07 of Regulation S-X. In addition, the Audit Committee discussed with the auditors their independence from management and the Company, including the matters in the written disclosures and the letter required by the PCAOB regarding the independent auditors' communications with the Audit Committee regarding independence. The Audit Committee also considered whether the provision of services during the fiscal year ended December 31, 2016, by the auditors that were unrelated to their audit of the consolidated financial statements referred to above and to their reviews of our interim consolidated financial statements during the fiscal year is compatible with maintaining their independence.

Additionally, the Audit Committee discussed with the independent auditors the overall scope and plan for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for filing with the SEC. This report of the Audit Committee has been prepared by members of the Audit Committee. Current members of the Audit Committee are:

Members of the Audit Committee:

Carlos Palomares (Chairman)
Steven J. Freiberg
Alvaro G. de Molina

EXECUTIVE OFFICERS

The following is a brief description of the background, business experience, and certain other information with respect to each of our executive officers:

Peter R. Knitzer (age 58) has served as Chief Executive Officer of Regional since August 2016 and has been a director of Regional since July 2015. Mr. Knitzer's full biographical information is set forth above under "Proposal One: Election of Directors."

Jody L. Anderson (age 51) has served as President and Chief Operating Officer of Regional since October 2014. Prior to joining Regional, Mr. Anderson served since 2007 as Director of North America Operations at OneMain Financial (formerly CitiFinancial). He also previously served as CitiFinancial's Vice President of North America Compliance from 2001 through 2007, Managing Director at Chesapeake Appraisal & Settlement Services (a division of CitiFinancial) from 1999 to 2001, and as a District and Branch Manager at CitiFinancial from 1987 through 1999. Mr. Anderson received his M.B.A. from the University of Indianapolis and his B.B.A. from Roanoke College.

Donald E. Thomas (age 58) has served as Executive Vice President and Chief Financial Officer of Regional since January 2013. Mr. Thomas has over 30 years of finance and accounting experience in public and private companies, having previously served since April 2010 as Chief Financial Officer of TMX Finance LLC, a title lending company. Prior to joining TMX Finance LLC, Mr. Thomas spent 17 years with 7-Eleven, an operator of convenience stores, where he served in various capacities, including Chief Accounting Officer and Controller, acting Chief Financial Officer, Vice President of Operations, and Vice President of Human Resources. Prior to 7-Eleven, Mr. Thomas spent 11 years in the audit function of Deloitte & Touche LLP and one year with the Trane Company as a financial manager. Mr. Thomas earned accounting and finance degrees from Tarleton State University and is a certified public accountant and certified global management accountant.

Daniel J. Taggart (age 44) has served as Senior Vice President and Chief Risk Officer of Regional since January 2015. Prior to joining Regional, Mr. Taggart was Executive Vice President of Agility 360, a financial services consultancy. Prior to that, he was Senior Vice President at Wingspan Portfolio Advisors, a specialty mortgage service provider, and also served as Executive Vice President of REDC Default Solutions LLC, a startup division of Auction.com, LLC, a mortgage loss mitigation subservicing company. Before joining REDC Default Solutions LLC, Mr. Taggart spent 11 years at Citigroup, where he held a variety of positions, including Senior Vice President and Senior Credit Officer of CitiMortgage Default Risk Management, Senior Vice President and Senior Credit Officer of Retail Distribution Risk Management, and Senior Vice President and Chief Credit Officer of CitiFinancial (now known as OneMain Financial). Mr. Taggart has also worked for The Associates (prior to its acquisition by Citigroup), FirstPlus Financial, and Fleet Bank in risk management and loan servicing functions. Mr. Taggart received his Bachelor of Science in Finance from Canisius College.

Brian J. Fisher (age 33) has served as Vice President, General Counsel, and Secretary of Regional since January 2013. Prior to joining Regional, Mr. Fisher was an attorney in the Corporate and Securities practice group of Womble Carlyle Sandridge and Rice, LLP from 2009 to 2013. Mr. Fisher holds a B.A. degree in Economics from Furman University and a J.D. degree from the University of South Carolina School of Law.

There are no family relationships among any of our directors or executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion of the compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures contained elsewhere in this Proxy Statement. Actual compensation programs that we adopt following the date of this Proxy Statement may differ materially from the existing and currently planned programs summarized in this discussion.

Executive Summary of Compensation Programs

Company Performance and Business Highlights

We were pleased with our 2016 financial and operating results, including the double-digit growth of our loan portfolio, our overall revenue, and our diluted earnings per share. Our loan portfolio grew by $89 million to $718 million, or 14% from the prior year—our second consecutive year of double-digit portfolio growth. Our core portfolio of small and large installment loans grew by 23%, led once again by a significant expansion in our large loan category. Revenues of $241 million in 2016 were up 11% from 2015, and at the same time, we kept operating expenses relatively stable despite the expenditures associated with our transition to a new loan origination and servicing platform. On the bottom line, our net income for 2016 was $24 million and our diluted EPS was $1.99, an increase of 3% and 11%, respectively, from our 2015 results. Finally, our stock price increased from $15.47 at the end of 2015 to $26.28 at the end of 2016, a total stockholder return of 70% for 2016.

We continued to execute successfully against our large loan strategy in 2016. When we implemented the strategy during the fourth quarter of 2014, large loans comprised only 8% of our overall portfolio. In just over two years, we have more than quintupled the size of our large loan portfolio. Our large loan strategy has been critical to our transformation, with the large loan portfolio comprising 33% of our total receivables at year-end. We expect the growth to continue in 2017 as a result of substantially better targeting and segmentation in our direct mail programs, increased marketing support, and a hybrid growth plan that combines de novo branch expansion with a concerted effort to grow the average branch receivables in our existing branches.

In addition, in 2016, we improved our liquidity position and deployed capital, in part, to fund a share repurchase program. In the third quarter of 2016, we renewed and expanded our senior revolving credit facility committed line from $538 million to $585 million, with a maturity date of August 2019. This renewed commitment from our bank group, combined with our other ongoing funding efforts, should allow us to continue our growth well into the future. In light of our healthy balance sheet, we also sought to return value to our stockholders by commencing a $25 million share repurchase program in the first quarter of 2016. We announced the successful completion of the program in the second quarter of 2016, having repurchased nearly 12% of our outstanding common stock at a weighted-average share price well below our more recent trading levels.

Our transition to a new loan origination and servicing platform was a top operational initiative in 2016. Early in the year, we launched our Virginia branches on our new system, and after this successful pilot, we committed to converting all of our 300+ branches to the new platform. In the fourth quarter of 2016, following the conversion of our New Mexico and North Carolina operations to the new system, we shifted our focus to the build-out of additional functionality in the platform. This functionality—which includes document imaging, text messaging capabilities, and an online customer portal—will allow us to provide optimal customer service and limit future change management in the system. We look forward to re-commencing our state-by-state system conversion in the second quarter of 2017. It is our expectation that all of our branches will be utilizing the new platform by the end of 2017.

In 2017, we also plan to continue to build out our digital capabilities. We now have the tools to fully originate a loan online— from application through to funding. We successfully tested this functionality throughout 2016 in a single state, and we expect to make the functionality available to the remaining states in our footprint in 2017. In addition, in 2016, our LendingTree referral program delivered impressive results in account generation and credit performance, and we intend to build on that success throughout 2017. We remain optimistic about the opportunities in the digital space and will continue our "test and learn" approach as we seek out new partners and origination channels.

We look forward to a successful 2017. We remain sharply focused on managing our credit and operating expenses while growing our portfolio and customer base. It is our goal to increase our operating leverage and to drive margin expansion, which we believe will ultimately generate long-term value for our stockholders.

Compensation Highlights and Best Practices

In 2016, our Compensation Committee, with assistance from an independent compensation consultant, Veritas Executive Compensation Consultants ("Veritas"), carefully reviewed our executive compensation program to ensure that it is designed to achieve its intended objectives and continues to reflect executive compensation "best practices." The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead the Company and create value for our stockholders. We compensate our executive officers primarily through a mix of base salaries, performance-based annual cash awards, and time- and performance-based long-term incentive awards. Consistent with our pay-for-performance philosophy, a substantial portion of our executives' compensation is at risk and linked to the successful performance and management of the Company against rigorous performance measures established by our Compensation Committee.

Our 2016 executive compensation program included the following features:

- ✓ **Continued alignment of executive pay with company performance**:
  - ○ **2016 incentives are largely performance-contingent**, with long-term incentive awards roughly two-thirds performance-contingent and short-term incentive awards entirely performance-contingent
  - ○ **Performance goals are rigorous** and are based almost exclusively on objective, quantitative criteria
    - ▪ **2014 long-term incentive program three-year performance thresholds were not achieved as of December 31, 2016**, resulting in the forfeiture of the associated performance-contingent awards
    - ▪ **2016 short-term incentive program performance goals were partially achieved**, resulting in annual bonus payments at 75.4% of the target bonuses for full-year named executive officers
- ✓ **Maintained competitive compensation and incentive program target opportunities** for executives to continue to align their overall compensation with the market for executive talent
- ✓ **Set our short-term incentive payout opportunities** to provide high upside if performance goals are exceeded, while paying low or no bonus if goals are not achieved
- ✓ **Granted long-term incentives** to named executive officers and other key contributors, which include a significant portion that is contingent upon the achievement of rigorous and clearly-defined performance measures
- ✓ **No payment of excessive perquisites** to any named executive officer ("NEO") or other key employee
- ✓ **Double-trigger change-in-control provisions** included in all employment agreements and long-term incentive award agreements
- ✓ **Prohibition against re-pricing of equity incentive awards without stockholder approval** under our 2015 Long-Term Incentive Plan
- ✓ **Stock Ownership and Retention Policy** for NEOs and other key employees, as well as directors (5x base salary for CEO, 2x base salary for other NEOs, and 3x annual cash retainer for directors)
- ✓ **Compensation Recoupment Policy, or "clawback policy,"** for NEOs and other key employees
- ✓ **Prohibition against hedging and pledging**, as set forth in our Code of Business Conduct and Ethics
- ✓ **Maintained a key employee retention program** designed to incentivize and retain key members of senior management
- ✓ Compensation program governed by an **independent Compensation Committee** with input from an **independent compensation consultant**

Stockholder Outreach and Engagement

Stockholder outreach is a central feature of our investor relations philosophy. We provide numerous opportunities for current and prospective stockholders to gain access to our management team through attendance at investor conferences, one-on-one in-person meetings, and telephone calls. Through these interactions, we are able to educate current and prospective investors about our company, learn about concerns of stockholders, and provide investors with a better understanding of our business model and philosophy. We also receive valuable feedback from investors on topics including strategy, corporate governance, and compensation, which the Board and management take into consideration in making future business and compensation decisions.

In the second quarter of 2016, we reached out to institutional investors owning a total of approximately 60% of our outstanding common stock at the time, specifically for the purpose of receiving their feedback regarding executive compensation practices and corporate governance matters. Based on the feedback received, we have made and will be making certain changes to our compensation practices and disclosures.

For example, certain investors objected to the immediately-vested stock award that we made to Mr. Dunn, our former Chief Executive Officer, in January 2015. As a result, the compensation package of Mr. Knitzer, our new Chief Executive Officer, does not include any immediately-vested cash or equity awards. Instead, vesting of Mr. Knitzer's long-term incentive award opportunities occurs over time and, for two-thirds of the awards, is contingent upon our performance over a three-year period. In addition, certain investors requested that we provide enhanced disclosure regarding the performance targets under our prior-year short-term incentive program. In response, we have included the requested information in this year's proxy statement, along with the performance targets of our long-term incentive programs. Finally, we heard that certain of our investors believed that our peer group contained companies that were too large compared to the size of our company. We reviewed and made certain modifications to our peer group in March 2016, and we plan to review our peer group again in 2017.

In 2017 and beyond, we expect to continue our stockholder outreach, including by making ourselves available to hear stockholder feedback regarding executive compensation and corporate governance matters.

Aligning Pay with Performance

We believe that a substantial portion of our executive officers' compensation should be tied to their performance and the short- and long-term financial and operating results of the Company.

We developed our long-term incentive program in 2014 in consultation with Veritas. In 2013, our Chief Executive Officer and the majority of our NEOs did not receive any long-term incentive awards. In addition, when we appointed a new Chief Executive Officer in late October 2014, he did not receive any long-term incentive awards until we finalized his employment agreement in 2015. As a result, the annualized total direct compensation of our Chief Executive Officers who were serving at the end of 2013 and 2014 was substantially below both the median of our peer group and our current Chief Executive Officer's total direct compensation. We believe that the creation and evolution of our long-term incentive program since 2014 has been critical to our ability to link our executives' pay with the performance of our company, to align our executives' interests with those of our stockholders, and to remain competitive in the marketplace for executive talent.

Our executive compensation program now embodies our pay-for-performance philosophy and closely ties the interests of our key executives to those of our stockholders. We heavily weight our executive officers' compensation in performance-based short- and long-term incentive awards that are designed to reward exceptional performance. The following table describes the program design for each element of our incentive-based pay in 2016.

Pay Elements	Program Design
Short-Term Incentive Program	• **Consists entirely of performance-based awards:** ○ Metrics include net income from operations, total debt/EBITDA, average net finance receivables, net credit losses as a percentage of average net finance receivables, total general and administrative expense percentage, and a qualitative analysis by our Compensation Committee of our executives' execution against short-term strategic objectives • **Motivates our executives and brings total cash opportunities to competitive levels** • **Significant upside opportunity for high performance, but with a challenging threshold**
Long-Term Incentive Program	• **Consists of performance-contingent restricted stock units ("RSUs"), cash-settled performance units, and non-qualified stock options:** ○ Vesting of performance-contingent RSUs and cash-settled performance units is based primarily on the compound annual growth rates of net income and earnings per share, respectively, compared to the Company's peer group over a three-year performance period ○ Two-thirds of grant date fair value is in the form of performance-contingent awards • **Provides strong incentive to meet or exceed pre-established long-term financial goals that align with long-term stockholder interests, and is utilized to attract, retain, and motivate executive talent**

The compensation packages of our CEO and our other NEOs are closely aligned with performance. The majority of compensation is variable and performance-based:



Incoming Chief Executive Officer
2016–2017 Target Pay Mix

Base Salary
17%
Performance-
Based LTI
(Target)
44%
Target STI
17%
Variable Pay
83%
Time-Vesting LTI
(Target)
22%

Other NEO Average
2016 Target Pay Mix

Performance-
Based LTI
(Target)
25%
Base Salary and
Cash Retention
Awards
31%
Variable Pay
69%
Time-Vesting
LTI (Target)
17%
Target STI
27%

Note: The Chief Executive Officer target pay mix above is that of Mr. Knitzer, reflecting his aggregate target pay mix for 2016 and 2017, as set forth in his employment agreement and more fully described below. The NEO target pay mix set forth above is for Messrs. Anderson, Thomas, Taggart, and Fisher. The presentation excludes perquisites, which are an immaterial aspect of our executives' compensation.

Changes in Executive Officers in 2016

Michael R. Dunn began 2016 as our Chief Executive Officer, having originally been appointed to the position in October 2014. Effective August 1, 2016, as part of the Board's Chief Executive Officer succession plan, Mr. Dunn resigned as our Chief Executive Officer. At that time, the Board appointed Peter R. Knitzer as our new Chief Executive Officer. Prior to his appointment, Mr. Knitzer had served since July 2015 as a non-employee director on our Board.

Mr. Dunn accepted the role of Chief Executive Officer in 2014 during a very difficult time for our company. He went on to serve our company and its stockholders well throughout his tenure, and we thank him for his dedication to our company and for the results he produced. During his time as our Chief Executive Officer, our stock price improved from a closing price of $11.66 on the day following his appointment to a closing price of $18.80 on his last day in the role, a 61% total shareholder return.

Due to his success as our Chief Executive Officer, his expertise in consumer finance and our company's operations, and the Board's desire to ensure a smooth transition of the role and responsibilities from Mr. Dunn to Mr. Knitzer, we elected to retain Mr. Dunn as our Executive Chairman of the Board (an employee position) through December 31, 2016. Effective as of January 1, 2017, Mr. Dunn returned to his status as a non-employee director on our Board, a role in which he had previously served from July 2014 to October 2014 (prior to his appointment as our Chief Executive Officer in October 2014).

Results of Short- and Long-Term Incentive Programs

Our short-term incentive program provides our executives with the opportunity to earn performance-based annual cash awards pursuant to our Annual Incentive Plan (as amended, the "Annual Incentive Plan"). The achievement and payment of annual cash awards in 2016 was tied directly to our financial and operational performance, based primarily (85%) on clearly-defined, objective performance measures and, to a lesser extent (15%), on our Compensation Committee's qualitative assessment of our executive team's achievement of its short-term strategic objectives. For 2016, our executive officers were paid 75.4% of their target annual bonuses under our Annual Incentive Plan as a result of our strong financial and operating results, offset in part by our Compensation Committee's determination not to pay any portion of the qualitative award opportunity, primarily due to the Company's failure to meet its goal of completing the implementation of and transition to a new loan origination and servicing platform by the end of 2016.

Our long-term incentive program provides for the delivery of long-term incentive awards through a combination of three award vehicles: (i) non-qualified stock options, (ii) performance-contingent RSUs, and (iii) cash-settled performance units. Vesting of each of the performance-contingent awards is subject to, among other things, the achievement of performance objectives over a three-year performance period that begins on January 1st of the grant year. The three-year performance period established under the 2014 long-term incentive program ended on December 31, 2016. The performance metrics for the performance-contingent RSUs and cash-settled performance units under the 2014 long-term incentive program were, respectively, cumulative EBITDA and cumulative net income per share over the performance period. In January 2017, as described in greater detail below, our Compensation Committee determined that the Company failed to meet the threshold performance goals set under the 2014 long-term incentive program, and as a result, no compensation was earned or paid pursuant to the 2014 performance-contingent RSUs or cash-settled performance units, and all shares associated with the performance-contingent RSUs were forfeited. Mr. Thomas and Mr. Fisher are the only two current executive officers who were employed by us in 2014 and who participated in the 2014 long-term incentive program.

Compensation Objectives and Approaches

Compensation Program Objectives

The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead the Company and create value for our stockholders. The compensation packages for our executive officers for 2016 generally include a base salary, performance-based annual cash awards, time- and performance-based long-term incentive awards, retention awards, and other benefits. Our current compensation program for our executive officers has been designed based on our view that each component of executive compensation should be set at levels that are necessary, within reasonable parameters, to successfully attract and retain skilled executives and that are fair and equitable in light of market practices.

Base salaries are intended to provide a minimum, fixed level of cash compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation program. The base salary element is meant to provide our executive officers with a stable income stream that is commensurate with their responsibilities and to compensate them for services rendered during the fiscal year.

Consistent with our pay-for-performance strategy, our performance-based annual cash incentive program is customized to achieve specific objectives, reward increased levels of operational success, and place emphasis on appropriate levels of performance measurement. The key goals addressed by our short-term incentive program include (1) achievement of short-term financial and operational objectives, (2) increased stockholder value, (3) motivation and attraction of key management talent, (4) rewarding key contributors for performance against established criteria, and (5) focusing on our pay-for-performance compensation strategy. Benefits earned under our short-term incentive program are paid under our Annual Incentive Plan, which was re-approved by our stockholders at our 2015 annual meeting of stockholders.

Our long-term incentive program operates in tandem with our short-term incentive program and is consistent with our pay-for-performance strategy. Our current long-term incentive program, approved in 2014, includes non-qualified stock options, performance-contingent RSUs, and cash-settled performance units. Performance-based long-term incentives and time-based option awards can provide significant benefits to both our employees and stockholders. These long-term incentives generally are intended to create (1) a strong sense of ownership, (2) focus on achievement of long-term, strategic business objectives, (3) an enhanced linkage between the interests of our executives and stockholders, (4) an enhanced relationship between pay and performance, and (5) an incentive to attract and retain superior employees. Long-term incentive program benefits are issued under our 2015 Long-Term Incentive Plan (the "2015 Plan"), which was approved by our stockholders at our 2015 annual meeting of stockholders and which we are asking our stockholders to re-approve, as amended and restated, at the Annual Meeting. No further awards may be granted under our 2007 Management Incentive Plan (the "2007 Plan") or our 2011 Stock Incentive Plan (the "2011 Plan" and, together with the 2007 Plan, the "Prior Plans") after April 22, 2015. However, awards that are outstanding under the Prior Plans will continue in accordance with their respective terms.

The discussion below includes a review of our compensation programs for 2016 and a preview of certain aspects of our compensation programs for 2017. Our named executive officers for 2016 were:

Peter R. Knitzer	Chief Executive Officer
Michael R. Dunn	Former Chief Executive Officer and Executive Chairman of the Board
Jody L. Anderson	President and Chief Operating Officer
Donald E. Thomas	Executive Vice President and Chief Financial Officer
Daniel J. Taggart	Senior Vice President and Chief Risk Officer
Brian J. Fisher	Vice President, General Counsel, and Secretary

Note: See "Compensation Discussion and Analysis – Executive Summary of Compensation Programs – Changes in Executive Officers in 2016" above for information regarding our Chief Executive Officer transition in 2016.

Compensation Determination Process

The Compensation Committee reviews and approves the compensation determinations for all of our executive officers. In setting an executive officer's compensation package and the relative allocation among different types of compensation, we consider the nature of the position, the scope of associated responsibilities, the individual's prior experience and skills, and the individual's compensation expectations, as well as the compensation of existing executive officers at the Company and our general impressions of prevailing conditions in the market for executive talent.

Establishment and Use of a Peer Group

We generally monitor compensation practices in the market where we compete for executive talent to obtain an overview of market practices and to ensure that we make informed decisions on executive pay packages. For 2016 compensation decisions, to obtain a sense of the market and a general understanding of current compensation practices, we reviewed the compensation awarded by a peer group of publicly-traded companies. In addition, as described in greater detail below, the vesting of certain of our executives' long-term incentive awards is determined based upon our financial performance compared to the financial performance of our peer group over a three-year performance period.

In March 2016, with assistance from Veritas, we reviewed our peer group using a scorecard-based approach that involved applying several filters (e.g., strong financial health, positive shareholder standing, similar in size, similar in industry classification, presence of overlapping peers, etc.) and selecting the most qualified peer companies from a broader list of candidates. Based on the evaluation, our Compensation Committee determined to remove Actua Corporation f/k/a ICG Group, Inc. and Dollar Financial Corp. (which no longer is a publicly-traded company) from our peer group and to add Asta Funding, Inc., Atlanticus Holdings Corp., FBR & Co., and The J.G. Wentworth Company to our peer group. As a result, our peer group in 2016 consisted of the following companies. As of December 31, 2016, we were in the 43rd percentile of our peer group based on market capitalization.

- Aaron's, Inc.
- America's Car-Mart, Inc.
- Asta Funding, Inc.
- Atlanticus Holdings Corp.
- Cash America International, Inc.
- Consumer Portfolio Services, Inc.
- Credit Acceptance Corp.

- Encore Capital Group, Inc.
- EZCORP, Inc.
- FBR & Co.
- First Cash Financial Services, Inc.
- Green Dot Corporation
- JMP Group LLC
- Marlin Business Services Corp.

- NewStar Financial, Inc.
- Nicholas Financial, Inc.
- OneMain Holdings, Inc.
- PRA Group, Inc.
- Rent-A-Center, Inc.
- The J.G. Wentworth Company
- World Acceptance Corporation

Note: In 2016, First Cash Financial Services, Inc. merged with Cash America International, Inc. to become FirstCash, Inc.

These companies are largely within the consumer finance or specialty finance industries, are similar in size and/or scope to Regional, and/or are companies that Regional competes against for products, services, and human capital. Some companies included in our peer group will meet some, but not all, of these criteria. For example, OneMain Holdings, Inc. (doing business as OneMain Financial) is larger than us, as measured by assets, but it competes directly with us in the consumer finance industry both for customers and for human capital talent. In fact, two of our executive officers were previously employed by OneMain. As a result, despite being a larger company, we believe it is important to include OneMain in our peer group to ensure that we maintain awareness of our direct competition, which will assist in our efforts to retain talented executives and other employees. However, in setting compensation levels for our executive officers, as noted below, our Compensation Committee remains cognizant that OneMain and certain other of our peer companies are larger than us in terms of size.

Consistent with our compensation objectives of attracting and retaining top executive talent, we believe that the base salaries and performance-based short- and long-term incentive compensation of our executive officers should be set at levels which are competitive with our peer group companies of comparable size, although we do not target any specific pay percentile for our executive officers. The peer group is used more as a general guide, being mindful of the following:

- Appropriate base salaries for our executive officers should generally be in line with those paid by peer group companies of comparable size.
- Performance-based short- and long-term incentive awards should reward exceptional performance, which can result in overall compensation that can exceed those of peer group companies of comparable size.
- Total compensation for executive officers may approach the higher end of the compensation at such peer group companies of comparable size, but only if high levels of short- and long-term performance are reached.

Engagement and Use of an Independent Compensation Consultant

The Compensation Committee has the authority to hire outside advisors and experts, including compensation consultants, to assist it with director and executive officer compensation determinations. The Compensation Committee has retained the services of

Veritas Executive Compensation Consultants, an independent compensation consultant, since 2014 to help ensure that our compensation practices are appropriate for our industry, to review and to make recommendations with respect to executive officer and director cash and equity compensation, and to update our peer group, in each case for the Compensation Committee's use in setting compensation.

Veritas' recommendations to the Compensation Committee were generally in the form of suggested ranges for compensation or descriptions of policies that Veritas currently considers "best practice" in our industry and for publicly-traded companies. The Compensation Committee used Veritas' reports to further its understanding of executive officer cash and equity compensation practices in the market.

During 2016, Veritas worked only for the Compensation Committee and performed no additional services for the Company or any of its executive officers. The Compensation Committee Chairman approved all work performed by Veritas. During 2016, the Compensation Committee and the Company did not use the services of any other compensation consultant. The Compensation Committee has also engaged Veritas in 2017 to provide similar services.

Our Compensation Committee has assessed the independence of Veritas, taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and NYSE listing standards, and has concluded that no conflict of interest exists with respect to the work Veritas performed or performs for our Compensation Committee and that Veritas is independent under Exchange Act Rule 10C-1 and NYSE listing standards.

Elements of Compensation

Each executive officer is eligible to receive a balance of variable and fixed compensation. The following table describes the various forms of compensation:

Pay Elements	Components	Rationale for Form of Compensation
Base Salary	• Cash	• To attract and retain executive talent • To provide a fixed base of compensation generally aligned to peer group levels
Short-Term Incentive	• Performance-based annual cash bonus	• To drive the achievement of key business results on an annual basis • To recognize individual executives based on their specific and measurable contributions • To structure a meaningful amount of annual compensation as performance-based and not guaranteed

Long-Term Incentive	• Performance-based long-term incentives:
	   ○ Performance-contingent RSUs
	   ○ Cash-settled performance units
	• Time-based long-term incentives:
	   ○ Non-qualified stock options
		• To drive the sustainable achievement of key long-term business results
		• To align the interests of executives with stockholders
		• To structure a meaningful amount of long-term compensation as performance-based and not guaranteed
		• To attract, retain, and motivate executive talent

Base Salaries

Annual base salaries are established on the basis of market conditions at the time we hire an executive, as well as by taking into account the particular executive's level of qualifications and experience. The Compensation Committee reviews the base salaries of our executive officers annually, and any subsequent modifications to annual base salaries are made in consideration of the appropriateness of each executive officer's compensation, both individually and relative to the other executive officers, the individual performance of each executive officer, and any significant changes in market conditions. We do not apply specific formulas to determine increases.

The Compensation Committee approved executive officer annual base salaries for 2016 and 2017 as described in the following table. The base salary disclosed below for Mr. Dunn for 2016 represents an annual base salary of $520,000 paid to Mr. Dunn his capacity as our Chief Executive Officer, pro-rated for the period commencing January 1, 2016 and ending July 31, 2016 (his last day of service as our Chief Executive Officer), and a monthly salary of $100,000 paid to Mr. Dunn in his capacity as our Executive Chairman for the months of August 2016 through December 2016.

Name	2016 Base Salary	2017 Base Salary
Peter R. Knitzer, Chief Executive Officer	$530,000	$530,000
Michael R. Dunn, Former Chief Executive Officer and Executive Chairman	$802,623	N/A
Jody L. Anderson, President and Chief Operating Officer	$335,000	$345,000
Donald E. Thomas, Executive Vice President and Chief Financial Officer	$332,000	$342,000
Daniel J. Taggart, Senior Vice President and Chief Risk Officer	$308,000	$318,000
Brian J. Fisher, Vice President, General Counsel, and Secretary	$230,000	$240,000

Annual base salaries are pro-rated for any partial year. Mr. Knitzer began serving as our Chief Executive Officer on August 1, 2016. The Company paid Mr. Knitzer $221,557 in base salary on account of service in 2016. Mr. Dunn's 2016 base salary represents his annual base salary of $520,000 paid in his capacity as our Chief Executive Officer, pro-rated for the period commencing January 1, 2016 and ending July 31, 2016, and his monthly salary of $100,000 paid in his capacity as our Executive Chairman for the months of August 2016 through December 2016. Mr. Dunn's tenure as Executive Chairman ended on December 31, 2016, and as a result, he will not receive any employee compensation in 2017.

Our Compensation Committee believes that it has set base salaries at appropriate levels to attract and retain effective executives and that base salaries, when combined with short- and long-term incentives, are an important component of a holistic compensation approach.

Performance-Based Annual Cash Awards

Our annual incentive program is designed to drive achievement of annual corporate goals, including key financial and operating results and strategic goals that create value for stockholders. Our executive officers are eligible for performance-based annual cash awards linked to performance targets set by our Compensation Committee.

Components of Annual Incentive Program

The awards for 2016 were based primarily (85%) on our performance with respect to the metrics in the following table. The metrics in the table below drive the overall performance of our business from year to year and are elements of our historical financial success.

Performance Metric	What it Measures	Rationale for Metric
Net Income from Operations	Profitability	• Measures the effectiveness of our management team's execution of our strategic and operational plans • Reflects business variables and factors that are within management's control or influenced by decisions made by executives
Total Debt / EBITDA	Leverage ratio	• Measures reliance on our credit facilities to produce cash flow • Holds management accountable for the responsible use of credit to fund our business
Average Net Finance Receivables	Loan growth	• We seek to continually grow our business on a consistent and sound basis • We establish annual growth objectives for our management team for loans that we originate and service
Net Credit Losses as a Percentage of Average Net Finance Receivables	Loan portfolio control	• Measures the control our management team exerts on our loan portfolio • It is ultimately a measure of the quality of underwriting policies and decisions and the effectiveness of collection efforts • We guide our management team to specific aggregate net credit loss goals each year that, combined with our average finance receivables measure, attempt to balance attractive growth with effective portfolio control
Total General and Administrative Expense Percentage	Expense control	• Measures the effectiveness with which our management team utilizes our corporate resources and minimizes our corporate expenses

Note: We calculate EBITDA as consolidated net income from operations before interest expense, income taxes, depreciation, and amortization, each as calculated in accordance with GAAP and as set forth in our audited financial statements.

Our 2016 annual incentive awards were based to a lesser extent (15%) on our Compensation Committee's qualitative assessment of our executive team's achievement of its short-term strategic objectives. In light of ongoing, significant strategic projects and initiatives, including the transition to a new loan origination and servicing platform and the growth of our digital presence, our

Compensation Committee believes it is important to appropriately incentivize the achievement of strategic objectives (which often cannot be measured quantitatively) by linking their achievement (and the quality thereof) to our executives' compensation. For 2016, the Compensation Committee identified the successful implementation of and transition to a new loan origination and servicing platform as our executive team's primary short-term strategic objective.

Annual Incentive Program Performance Targets, Results, and Payouts

The following table provides detail regarding the threshold and target levels of performance set by the Compensation Committee for each performance metric, the weighting applied to each metric, the Company's actual annual performance pursuant to each metric, and the percentage payout for each metric and in total. A threshold level of performance must be exceeded in order to earn any award, and each executive is eligible to earn up to 150% of his target award based upon the achievement of the performance goals established by the Compensation Committee.

Performance Metric	Threshold Performance	Target Performance	Actual Performance	Percentage Weight	Percentage Payout
Net Income from Operations	$18,255,091	$26,078,702	$24,030,716	30.0%	26.1%
Total Debt / EBITDA	7.45x	6.21x	6.88x	10.0%	7.3%
Average Net Finance Receivables	$592,434,547	$658,260,608	$657,350,987	20.0%	19.9%
Net Credit Losses Percentage	9.27%	8.06%	9.01%	15.0%	9.1%
Total G&A Expense Percentage	55.56%	51.68%	49.32%	10.0%	13.0%
Qualitative Assessment of Performance	N/A	N/A	N/A	15.0%	0.0%
				100.0%	**75.4%**

As described above, 15% of the total annual incentive program award opportunity is linked to our Compensation Committee's qualitative assessment of our executive team's achievement of its short-term strategic objectives. For 2016, our Compensation Committee elected not to pay any portion of this award opportunity to our executive officers primarily due to the Company's failure to meet its goal of completing the implementation of and transition to a new loan origination and servicing platform by the end of 2016.

Target annual incentive levels and actual performance-based annual cash awards for each of our executive officers, other than Mr. Knitzer, for fiscal 2016 are detailed below, based upon the 75.4% performance achievement detailed above.

Name	2016 Eligible Base Salary	2016 Target Incentive as Percentage of Salary	Target Award	Actual Award
Michael R. Dunn	$520,000	100%	$520,000	$391,984
Jody L. Anderson	$335,000	100%	$335,000	$252,528
Donald E. Thomas	$332,000	100%	$332,000	$250,267
Daniel J. Taggart	$308,000	100%	$308,000	$232,175
Brian J. Fisher	$230,000	60%	$138,000	$104,026

Because Mr. Knitzer joined the Company in August 2016, and based upon his outstanding performance in connection with the Chief Executive Officer transition, the Compensation Committee elected to pay Mr. Knitzer his annual incentive award at target ($221,557). Mr. Knitzer's target annual incentive award was set by the Compensation Committee at 100% of his pro-rated 2016 base salary. Beginning in 2017, the Compensation Committee intends to base Mr. Knitzer's earned annual incentive award on the achieved levels of annual performance, as outlined above.

The target award percentages described above were determined by the Compensation Committee and are calibrated so that the total compensation opportunity for each executive officer is commensurate with that executive's role and responsibilities with us. An executive must be employed by us on the last day of the performance year in order to be eligible to receive payment in respect of a performance-based annual cash award.

Annual Incentive Program Opportunities in 2017

Our annual incentive program in 2017 will be structured in a manner similar to the 2016 program. Target 2017 incentive levels for each of our executive officers, as established by our Compensation Committee, are described in the table below.

Name	2017 Base Salary	2017 Target Incentive as Percentage of Salary	Target Award
Peter R. Knitzer	$530,000	100%	$530,000
Jody L. Anderson	$345,000	100%	$345,000
Donald E. Thomas	$342,000	100%	$342,000
Daniel J. Taggart	$318,000	100%	$318,000
Brian J. Fisher	$240,000	100%	$240,000

Our Compensation Committee believes that our short-term incentive program is effective in motivating our executives to achieve short-term financial and operational objectives, in furtherance of our pay-for-performance compensation strategy.

Long-Term Incentive Awards

Our long-term incentive award grants are intended to directly align the interests of our executive officers with those of our stockholders, to give our executive officers a strong incentive to maximize stockholder returns on a long-term basis, and to aid in our recruitment and retention of key executive talent necessary to ensure our continued success.

Components of Long-Term Incentive Program; Participation by NEOs

In 2014, we developed and implemented a "refreshed" long-term incentive program with assistance from Veritas. Our current long-term incentive program provides for the delivery of long-term incentive awards through a combination of three award vehicles: (i) non-qualified stock options, (ii) performance-contingent RSUs, and (iii) cash-settled performance units. Vesting of each of the performance-contingent awards is subject to, among other things, the achievement of performance objectives over a three-year performance period that begins on January 1st of the grant year. Long-term incentive awards are scheduled to occur in the first quarter of each year.

In 2016, as part of the long-term incentive program, the Company granted the following awards in the first quarter of 2016 to Messrs. Dunn, Anderson, Thomas, Taggart, Fisher, and other key employees:

LTI Vehicle	Principal Performance Metric	Performance Period	Weighting	Recipients
Non-Qualified Stock Options	Built-in metric of stock price growth	N/A – Options vest in equal installments on December 31, 2016, 2017, and 2018, subject to continued employment	One-third of total target award	Executive officers and several key C-suite employees
Performance-Contingent Restricted Stock Units	Compound annual growth rate of net income compared to a peer group	Three years, from January 1, 2016 through December 31, 2018	One-third of total target award	Executive officers and several key C-suite employees
Cash-Settled Performance Units	Compound annual growth rate of earnings per share compared to a peer group	Three years, from January 1, 2016 through December 31, 2018	One-third of total target award	Executive officers and several key C-suite employees

Vesting of the performance-contingent RSUs and cash-settled performance units is based primarily (90%) upon our performance over the three-year performance period compared to our peer group, as described in the table below. Failure to meet the threshold level of performance results in the forfeiture of the associated award.

LTI Vehicle	Principal Performance Metric	Performance Level	Required Performance	Percentage of Target Award Earned and Vested
Performance-Contingent Restricted Stock Units	Compound annual growth rate of net income compared to our peer group for the period from January 1, 2016 through December 31, 2018	Threshold Performance	Meets or Exceeds Peer Group Performance at the 50th Percentile	50%
		Target Performance	Meets or Exceeds Peer Group Performance at the 60th Percentile	100%
		Maximum Performance	Meets or Exceeds Peer Group Performance at the 75th Percentile	150%
Cash-Settled Performance Units	Compound annual growth rate of earnings per share compared to our peer group for the period from January 1, 2016 through December 31, 2018	Threshold Performance	Meets or Exceeds Peer Group Performance at the 50th Percentile	50%
		Target Performance	Meets or Exceeds Peer Group Performance at the 60th Percentile	100%
		Maximum Performance	Meets or Exceeds Peer Group Performance at the 75th Percentile	150%

To a lesser extent (10%), vesting of the performance-contingent RSUs and cash-settled performance units is based on our Compensation Committee's qualitative assessment of our executive team's achievement of its long-term strategic objectives over the same performance period. In light of ongoing, significant strategic projects and initiatives, including the transition to a new loan origination and servicing platform and the growth of our digital presence, our Compensation Committee believes it is important to appropriately incentivize the achievement of strategic objectives (which often cannot be measured quantitatively) by linking their achievement (and the quality thereof) to our executives' compensation. Our long-term incentive program in 2017 is structured in a manner similar to the 2016 program described above.

Mr. Knitzer became our Chief Executive Officer effective as of August 1, 2016. Mr. Knitzer's employment agreement establishes his aggregate long-term incentive compensation opportunity level for 2016 and 2017, and provides that he will be granted long-term incentive award opportunities through a combination of the three award vehicles described above—non-qualified stock options, performance-contingent RSUs, and cash-settled performance units. The aggregate grant date target value of Mr. Knitzer's 2016 and 2017 long-term incentive compensation opportunities is $2,850,000 (calculated as approximately $2,000,000 per year on an annualized basis for the period commencing on Mr. Knitzer's first day of employment, August 1, 2016, through the end of 2017).

Mr. Knitzer's long-term incentive compensation for 2016 and 2017 is split evenly among non-qualified stock options, performance-contingent RSUs, and cash-settled performance units, with each having a grant date target value of $950,000. Because Mr. Knitzer's employment commenced more than 90 days after the beginning of the performance period associated with the performance-contingent RSUs and cash-settled performance units that we granted under our 2016 long-term incentive program, Mr. Knitzer's participation in the 2016 program would have resulted in the payment of compensation that would not have qualified for the performance-based compensation exemption available pursuant to Code Section 162(m). Therefore, in an effort to preserve, to the extent practicable, the future tax deductibility of Mr. Knitzer's compensation, the Compensation Committee approved Mr. Knitzer's non-qualified stock option award with a grant date of August 1, 2016, the date he commenced employment, and determined that the award of Mr. Knitzer's performance-contingent RSUs and cash-settled performance units should occur as part of the 2017 long-term incentive program.

Long-Term Incentive Award Levels in 2016 and 2017

For 2016 and 2017, the grant date target values for awards granted to our named executive officers are detailed in the following tables. For the performance-contingent RSUs and cash-settled performance units, a threshold level of performance must be exceeded for the awards to have any value, and participants are eligible to earn up to 150% of their target award based upon the achievement of the performance goals established by the Compensation Committee. For the non-qualified stock options, the Company stock price must exceed the grant price for the options to have any value.

| Name | 2016 Target Grant Date Value | | | |
	Total	Performance-Contingent RSUs	Cash-Settled Performance Units	Non-Qualified Stock Options
Peter R. Knitzer	$950,000	N/A	N/A	$950,000
Michael R. Dunn	$1,560,000	$520,000	$520,000	$520,000
Jody L. Anderson	$502,500	$167,500	$167,500	$167,500
Donald E. Thomas	$498,000	$166,000	$166,000	$166,000
Daniel J. Taggart	$308,000	$102,666	$102,667	$102,667
Brian J. Fisher	$287,500	$95,834	$95,833	$95,833

| Name | 2017 Target Grant Date Value | | | |
	Total	Performance-Contingent RSUs	Cash-Settled Performance Units	Non-Qualified Stock Options
Peter R. Knitzer	$1,900,000	$950,000	$950,000	N/A
Jody L. Anderson	$517,500	$172,500	$172,500	$172,500
Donald E. Thomas	$513,000	$171,000	$171,000	$171,000
Daniel J. Taggart	$318,000	$106,000	$106,000	$106,000
Brian J. Fisher	$240,000	$80,000	$80,000	$80,000

Note: The number of shares subject to the restricted stock awards is determined by dividing the value of the award by the closing price per share of common stock on the grant date (rounded down to the nearest whole share). The number of shares subject to the non-qualified stock option awards is determined by dividing the value of the award by the fair value per share of common stock on the grant date calculated using the Black-Scholes valuation model (rounded down to the nearest whole share).

Our Compensation Committee believes that our long-term incentive program furthers our pay-for-performance objectives, creates a compelling recruitment and retention tool, appropriately focuses our executives on the achievement of long-term financial and business goals, and strengthens the alignment of our executives' interests with those of our stockholders.

2014 Long-Term Incentive Program Performance Targets, Results, and Payouts

As described above, we "refreshed" our long-term incentive program in 2014. In that year, we made awards to our then-current executive officers of non-qualified stock options, performance-contingent RSUs, and cash-settled performance units. Mr. Thomas and Mr. Fisher are the only two current executive officers who were employed by us in 2014 and who participated in the 2014 long-term incentive program.

The three-year performance period established under the 2014 long-term incentive program ended on December 31, 2016. The performance metrics for the performance-contingent RSUs and cash-settled performance units under the 2014 long-term incentive program were cumulative EBITDA and cumulative basic net income per share over the performance period, respectively, with threshold and target performance goals established at the following levels:

	EBITDA (in thousands)	Basic Net Income Per Share
Threshold Performance Goal	$188,838	$ 6.57
Target Performance Goal	$236,047	$ 8.21
2014 Actual Results	$ 42,096	$ 1.17
2015 Actual Results	$ 57,791	$ 1.82
2016 Actual Results	$ 63,814	$ 2.03
Cumulative Results	**$163,701**	**$ 5.02**
Amount Short of Threshold Goal	$ 25,137	$ 1.55
Payout	**0.00%**	**0.00%**

Note: We calculate cumulative EBITDA as consolidated net income from operations before interest expense, income taxes, depreciation, and amortization during the three-year performance period, each as calculated in accordance with GAAP and as set forth in our audited financial statements.

In January 2017, as noted in the table above, the Compensation Committee determined that the Company failed to meet the threshold performance goals set under the 2014 long-term incentive plan, and as a result, no compensation was earned or paid pursuant to the 2014 performance-contingent RSUs or cash-settled performance units, and all shares associated with the performance-contingent RSUs were forfeited.

Key Employee Retention Program

In 2014, even when including the increased target value of the short- and long-term incentive awards, total compensation levels for our executive officers were below the median of our peer group. Further, the difficulties faced by the Company in 2014 resulted in a significant deficit in terms of realized compensation. As a result, in 2015, our Compensation Committee, in consultation with Veritas, determined to implement a key employee retention program as an incentive and retention vehicle for certain critical Company executives.

Pursuant to the key employee retention program, the Compensation Committee granted the following awards to executive officers in 2015: (i) non-qualified stock options, which are subject to the terms of the 2011 Plan, and (ii) a cash retention award. The Compensation Committee granted Messrs. Dunn, Anderson, Thomas, and Fisher non-qualified stock options to purchase 10,000 shares; 8,700 shares; 32,500 shares; and 11,500 shares, respectively, of the Company's common stock. The options vest in three equal installments or as otherwise provided in the applicable award agreement on each of December 31, 2015, 2016, and 2017, subject to the executive's continued employment. In addition, the Compensation Committee granted Mr. Fisher a cash retention award of $25,000, which was payable as follows: 25% on or about 180 days following the date of the retention award; 25% on or about 360 days following the date of the retention award; and 50% on or about 540 days following the date of the retention award, subject to Mr. Fisher's continued employment.

In March 2016, the Compensation Committee elected to continue the key employee retention program with grants of the following awards to certain executive officers: (i) restricted stock awards, which are subject to the terms of the 2015 Plan, and (ii) cash retention awards. The Compensation Committee granted Messrs. Thomas and Fisher 5,854 shares and 4,391 shares, respectively, of restricted common stock. The restricted stock vests on September 29, 2017 or as otherwise provided in the applicable award agreement, subject to the executive's continued employment. In addition, the Compensation Committee granted Messrs. Thomas and Fisher cash retention awards of $100,000 and $75,000, respectively, one-third of which is payable on each of the six-month, 12-month, and 18-month anniversaries of the grant date, subject to the executive's continued employment.

Perquisites

We also provide various other limited perquisites and other personal benefits to our executive officers that are intended to be part of a competitive compensation program. For 2016, these benefits included:

- Monthly automobile allowances of $1,150 for Messrs. Anderson and Thomas; and

- Payment of Mr. Dunn's and Mr. Knitzer's travel expenses to and from their personal residences in New York.

The Board believes that these benefits are comparable to those offered by other companies that compete with us for executive talent and are consistent with our overall compensation program. Perquisites are not a material part of our compensation program. We also provide our executive officers with benefits that are generally available to all of our employees, including health insurance, disability insurance, dental insurance, vision insurance, life insurance, paid time off, and the reimbursement of qualified business expenses.

Other Compensation Policies, Practices, and Matters

Stock Ownership and Retention Policy

In 2014, Regional adopted a Stock Ownership and Retention Policy. The Compensation Committee believes that significant ownership of common stock by our executives and directors directly aligns their interests with those of our stockholders and also helps balance the incentives for risk-taking inherent in equity-based awards made to executives. Under the policy, executives and directors are subject to the following ownership guidelines:

Covered Person	Ownership Guideline
Chief Executive Officer	5x annual salary
Other covered employees (including NEOs)	2x annual salary
Directors	3x annual cash retainer

Persons covered by the policy are expected to utilize grants under equity compensation plans to reach the levels of ownership expected by the policy. The policy also incorporates a retention element requiring such persons to retain 50% of the net shares resulting from the vesting or exercise of equity awards to obtain the required ownership under the policy.

Clawback Policy

In 2014, Regional also adopted a Compensation Recoupment Policy, or "clawback policy." Under the clawback policy, the Chief Executive Officer, the Chief Financial Officer, any other person who is an executive officer, the Chief Accounting Officer, and such other persons (each, a "Covered Person") as may be determined by the Board or the Compensation Committee (the "Administrator") may be required to return to the Company and/or forfeit all or a portion of any cash-based incentive compensation and/or equity-based incentive compensation received by such Covered Person.

Such a return or forfeit is required, unless the Administrator determines otherwise, if (i) compensation is received based on financial statements that are subsequently restated in a way that would decrease the amount of the award to which such person was entitled and the restatement is based in whole or in part on the misconduct of the Covered Person, (ii) such compensation was received by the Covered Person and the Administrator determines that such person has violated a non-competition, non-solicitation, confidentiality, or other restrictive covenant applicable to such person, or (iii) recoupment is otherwise required under applicable law.

Prohibition Against Hedging and Pledging

As stated in our Code of Conduct, directors, officers, and employees may not engage in activities that are designed to profit from trading activity or hedge against decreases in the value of our securities. This includes purchasing any financial instrument or contract, including prepaid variable forward contracts, equity swaps, collars, and exchange traded funds, which is designed to hedge or offset any risk of decrease in the market value of our common stock. These prohibitions apply regardless of whether the equity securities have been granted to the directors, executive officers, or other employees by the Company as part of their compensation or are held, directly or indirectly, by such persons.

No Excise Tax Gross-Ups

We did not provide any of our executive officers with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Code Sections 280G, 4999, or 409A during 2016, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a "gross-up" or other reimbursement.

Deductibility of Executive Compensation

Code Section 162(m) limits the ability of the Company to deduct for tax purposes compensation over $1,000,000 to our principal executive officer or any one of our three highest paid executive officers, other than our principal executive officer or principal financial officer, who are employed by us on the last day of our taxable year, unless, in general, the compensation is paid pursuant to a plan that is performance related, non-discretionary, and has been approved by our stockholders. The Compensation Committee will review and consider the deductibility of executive compensation under Code Section 162(m) and may authorize certain payments that will be in excess of the $1,000,000 limitation. The Compensation Committee believes that it needs to balance the benefits of designing awards that are tax-deductible with the need to design awards that attract, retain, and reward executives responsible for the success of the Company. While mindful of the benefit to us of the full deductibility of compensation, the Compensation Committee believes that it should not be constrained by the requirements of Code Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives, which the Compensation Committee believes aligns our executive officers' interests with our stockholders' interests, and thus is in the best interests of our stockholders.

Payments Upon Termination and Change in Control

Pursuant to the terms of each of their employment agreements, Messrs. Knitzer and Anderson are entitled to certain benefits upon the termination of their employment with us, the terms of which are described below under "Summary of Employment Arrangements with Executive Officers." In addition, pursuant to the terms of a non-qualified stock option agreement associated with an option award to Mr. Thomas in 2013 and pursuant to the terms of non-qualified stock option agreements associated with option awards to our executive officers in 2015, in the event of a termination of their employment by the Company without cause or by them with good reason during the six-month period following a change in control, the option awards shall become fully vested and exercisable effective as of the termination date. These award agreements also provide for continued or pro-rata vesting in the event of certain qualifying terminations of employment.

In addition, pursuant to the terms of non-qualified stock option agreements associated with option awards to our executive officers in 2015 and 2016, in the event of a termination of their employment by the Company without cause or by them with good reason during the six-month period prior to or the one-year period following a change in control, the option awards shall become fully vested and exercisable effective as of the termination date. Pursuant to the terms of performance-contingent RSU award agreements and cash-settled performance unit award agreements associated with long-term incentive awards to our executive officers in 2015 and 2016, in the event of a termination of their employment by the Company without cause or by them with good reason during the six-month period prior to or the one-year period following a change in control, the awards shall be deemed earned at target and/or fully vested, effective as of the termination date. The award agreements associated with long-term incentive awards to our executive officers in 2015 and 2016 provide for continued or pro-rata vesting in the event of certain qualifying terminations of employment. See "Summary of Company Incentive Plans" and "Proposal Three: Re-Approval of the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017)" below.

These benefits are intended to alleviate concerns that may arise in the event of an executive's separation from service with us and enable executives to focus fully on their duties to us while employed by us.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing "Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and this Proxy Statement for filing with the Securities and Exchange Commission.

Members of the Compensation Committee:

Steven J. Freiberg (Chairman)
Roel C. Campos
Carlos Palomares

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

SELECTED EXECUTIVE COMPENSATION TABLES

2016 Summary Compensation Table

The following table sets forth the cash and other compensation that we paid to our named executive officers or that was otherwise earned by our named executive officers for their services in all employment capacities during the fiscal years ended December 31, 2016, 2015, and 2014.

Name and Principal Position[1]	Year	Salary ($)[4]	Bonus ($)[5]	Stock Awards ($)[6]	Option Awards ($)[7]	Non-Equity Incentive Plan Compensation ($)[8]	All Other Compensation ($)[9]	Total ($)
Peter R. Knitzer,[2]	2016	221,557	—	—	949,997	221,557	19,739	1,412,850
Chief Executive Officer	2015	—	—	—	—	—	—	—
	2014	—	—	—	—	—	—	—
Michael R. Dunn,[3]	2016	802,623	—	519,984	519,994	804,784	26,321	2,673,706
Former Chief Executive Officer and Executive	2015	500,000	—	1,999,985	572,951	448,669	44,165	3,565,770
Chairman of the Board	2014	86,301	—	—	—	19,323	—	105,624
Jody L. Anderson,	2016	335,000	—	167,486	167,500	252,528	24,400	946,914
President and Chief Operating Officer	2015	325,000	—	199,995	63,473	291,635	76,017	956,120
	2014	81,918	—	—	199,994	18,341	11,287	311,540
Donald E. Thomas,	2016	332,000	33,333	265,970	165,998	250,267	24,400	1,071,968
Executive Vice President and	2015	321,391	—	160,687	397,810	288,396	24,400	1,192,684
Chief Financial Officer	2014	309,000	—	154,494	154,494	69,185	24,200	711,373
Daniel J. Taggart,	2016	308,000	—	102,651	102,661	232,175	—	745,487
Senior Vice President and Chief Risk Officer	2015	296,712	—	99,990	99,993	266,251	—	762,946
	2014	—	—	—	—	—	—	—
Brian J. Fisher,	2016	230,000	43,750	170,817	95,826	104,026	10,600	655,019
Vice President, General Counsel, and	2015	220,000	6,250	91,657	175,563	118,449	9,999	621,918
Secretary	2014	180,000	—	119,685	74,996	24,181	—	398,862

(1) Messrs. Knitzer, Anderson, Thomas, Taggart, and Fisher were appointed to their positions effective as of August 1, 2016, October 1, 2014, January 2, 2013, January 5, 2015, and January 14, 2013, respectively.

(2) Immediately prior to his appointment as our Chief Executive Officer, Mr. Knitzer served as a non-employee director on our Board, a role in which he had served since his initial appointment in July 2015. The table above reflects the compensation paid to Mr. Knitzer in his capacity as our Chief Executive Officer from August 1, 2016 through year-end. The compensation that we paid to Mr. Knitzer in his capacity as a non-employee director from January 1, 2016 through July 31, 2016 is set forth in the Director Compensation table presented elsewhere in this Proxy Statement. Following the effectiveness of his appointment as our Chief Executive Officer, Mr. Knitzer was no longer entitled to receive separate compensation for his service on the Board.

(3) Mr. Dunn began 2016 as our Chief Executive Officer and transitioned from that position to the role of Executive Chairman of the Board (an employee position) as of the effectiveness of Mr. Knitzer's appointment as our new Chief Executive Officer. Mr. Dunn served in the Executive Chairman role through December 31, 2016. Effective as of January 1, 2017, Mr. Dunn returned to his previous status as a non-employee director on our Board, a role in which he had served prior to his appointment as our Chief Executive Officer in October 2014. Mr. Dunn did not receive separate compensation for his service on our Board in 2016.

(4) The amounts represent annual base salaries, pro-rated for any partial year. Mr. Dunn's 2016 amount represents Mr. Dunn's annual base salary of $520,000 paid in his capacity as our Chief Executive Officer, pro-rated for the period commencing January 1, 2016 and ending July 31, 2016, and his monthly salary of $100,000 paid in his capacity as our Executive Chairman for the months of August 2016 through December 2016. Mr. Dunn's tenure as Executive Chairman ended on December 31, 2016, and as a result, he will not receive any employee compensation in 2017. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Base Salaries."

(5) For 2016, the amounts represent one-third installment payments of cash retention awards granted to Mr. Thomas and Mr. Fisher in 2016 pursuant to our key employee retention program, and installment payments totaling three-quarters of a cash retention award granted to Mr. Fisher in 2015 pursuant to our key employee retention program.

For 2015, the amount represents a one-quarter installment payment of a cash retention award granted to Mr. Fisher in 2015 pursuant to our key employee retention program.

For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Key Employee Retention Program."

(6) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 15 to our

audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

In 2016, Messrs. Dunn, Anderson, Thomas, Taggart, and Fisher were granted performance-contingent restricted stock units ("RSUs") having the following grant date fair values: Mr. Dunn, $519,984, Mr. Anderson, $167,486, Mr. Thomas, $165,983, Mr. Taggart, $102,651, and Mr. Fisher, $95,819 (and a maximum potential value of $779,975, $251,230, $248,975, $153,976, and $143,728, respectively). The actual number of RSUs, if any, that may be earned may range from 0% to 150% of the target number of units, based primarily (90%) on the Company's compound annual growth rate of net income compared to the Company's peer group over the performance period, January 1, 2016 through December 31, 2018, and to a lesser extent (10%) on our Compensation Committee's qualitative assessment of our executive team's achievement of its long-term strategic objectives over the same time period. In addition, Mr. Thomas and Mr. Fisher each were granted a time-vesting restricted stock award ("RSA") with a grant date fair value of $99,986 and $74,998, respectively. The RSAs vest on September 29, 2017, or as otherwise provided in the applicable award agreement.

In 2015, Messrs. Dunn, Anderson, Thomas, Taggart, and Fisher were granted performance-contingent RSUs having the following grant date fair values: Mr. Dunn, $499,996, Mr. Anderson, $199,995, Mr. Thomas, $160,687, Mr. Taggart, $99,990, and Mr. Fisher, $91,657 (and a maximum potential value of $749,993, $299,986, $241,030, $149,978, and $137,485, respectively). The actual number of RSUs, if any, that may be earned may range from 0% to 150% of the target number of units, based on achievement of cumulative EBITDA over the performance period, January 1, 2015 through December 31, 2017. In addition, in 2015, upon signing his new employment agreement on January 12, 2015, Mr. Dunn was granted a stock award for 99,337 restricted shares of common stock, having a grant date fair value of $1,499,989.

In 2014, Mr. Thomas was granted performance-contingent RSUs having a grant date fair value of $154,494 (and a maximum potential value of $231,732). Mr. Fisher was granted performance-contingent RSUs having a grant date fair value of $74,983 (and a maximum potential value of $112,474) and a time-vesting RSA with a grant date fair value of $44,702. The actual number of RSUs that may have been earned under such awards was based on achievement of cumulative EBITDA over the performance period, January 1, 2014 through December 31, 2016. In January 2017, our Compensation Committee determined that the Company did not achieve the three-year cumulative EBITDA performance thresholds, resulting in the forfeiture of the associated 2014 performance-contingent RSUs. Mr. Fisher's RSA vested on February 15, 2017.

For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" and "Compensation Discussion and Analysis – Elements of Compensation – Key Employee Retention Program."

(7) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 15 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

For 2016, the option award granted pursuant to our long-term incentive program on August 1, 2016 to Mr. Knitzer vests on December 31, 2016 (20%), December 31, 2017 (40%), and December 31, 2018 (40%). The option awards granted pursuant to our long-term incentive program on March 29, 2016 to Messrs. Dunn, Anderson, Thomas, Taggart, and Fisher vest in three equal installments on each of December 31, 2016, 2017, and 2018.

For 2015, the option awards granted pursuant to our long-term incentive program on January 5, 2015 to Mr. Taggart and on April 22, 2015 to Messrs. Dunn, Thomas, and Fisher vest on December 31, 2017. The option awards granted pursuant to our key employee retention program on March 11, 2015 to Messrs. Dunn, Anderson, Thomas, and Fisher vest in three equal installments on each of December 31, 2015, 2016, and 2017.

For 2014, the option awards granted to Messrs. Thomas and Fisher on October 1, 2014 vested on December 31, 2016. The option award granted to Mr. Anderson on October 1, 2014 vests on December 31, 2017.

In each case, the option awards are subject to further terms and conditions, including as to vesting, as set forth in an award agreement. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" and "Compensation Discussion and Analysis – Elements of Compensation – Key Employee Retention Program."

(8) Represents performance-based annual cash awards earned in 2014, 2015, and 2016 and paid in 2015, 2016, and 2017, respectively. In addition, for Mr. Dunn in 2016, the amount includes the earned portion of Mr. Dunn's completion bonus ($412,800), which was calculated based upon the blended earned percentage under the performance-based annual cash award programs in 2015 and 2016. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Annual Cash Awards."

(9) For 2016, the amounts represent aggregate automobile allowance payments of $13,800 to Messrs. Anderson and Thomas; 401(k) plan matching contributions of $10,600 to Messrs. Anderson, Thomas, and Fisher; relocation expense benefits of $1,173 to Mr. Knitzer in accordance with the Company's standard relocation policy; and payment of $18,566 and $26,321, respectively, of Mr. Knitzer's and Mr. Dunn's travel expenses to and from their personal residences in New York.

For 2015, the amounts represent aggregate automobile allowance payments of $13,800 to Messrs. Anderson and Thomas; 401(k) plan matching contributions of $3,638 to Mr. Anderson, $10,600 to Mr. Thomas, and $9,999 to Mr. Fisher; relocation expense benefits of $58,579 to Mr. Anderson in accordance with the Company's standard relocation policy; and payment of $44,165 of Mr. Dunn's travel expenses to and from his personal residence in New York.

For 2014, the amounts represent aggregate automobile allowance payments of $3,450 to Mr. Anderson and $13,800 to Mr. Thomas; a 401(k) plan matching contribution of $10,400 to Mr. Thomas; relocation expense benefits of $6,007 to Mr. Anderson in accordance with the Company's standard relocation policy; and reimbursement of attorney fees to Mr. Anderson in the amount of $1,830 in connection with the negotiation of his employment agreement.

For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Perquisites."

Grants of Plan-Based Awards

The following table provides information concerning annual and long-term incentive awards granted in 2016 to each of our named executive officers pursuant to our Annual Incentive Plan and our 2015 Long-Term Incentive Plan.

Name	Award Type[1]	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards — Threshold ($)[2]	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards — Threshold (#)[2]	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Peter R. Knitzer[4]	Annual	08/01/16	—	221,557	332,336							
	NQSO	08/01/16								113,636	18.90	949,997
Michael R. Dunn	Annual	03/29/16	—	520,000	780,000							
	NQSO	03/29/16								67,174	17.08	519,994
	PCRSU	03/29/16				13,699	30,444	45,666				591,984
	CSPU	03/29/16	234,000	520,000	780,000							
Jody L. Anderson	Annual	03/29/16	—	335,000	502,500							
	NQSO	03/29/16								21,638	17.08	167,500
	PCRSU	03/29/16				4,412	9,806	14,709				167,486
	CSPU	03/29/16	75,375	167,500	521,250							
Donald E. Thomas	Annual	03/29/16	—	332,000	498,000							
	NQSO	03/29/16								21,444	17.08	165,998
	PCRSU	03/29/16				4,373	9,718	14,577				165,983
	CSPU	03/29/16	74,700	166,000	249,000							
	RSA	03/29/16							5,854			99,986
Daniel J. Taggart	Annual	03/29/16	—	308,000	462,000							
	NQSO	03/29/16								13,262	17.08	102,661
	PCRSU	03/29/16				2,704	6,010	9,015				102,651
	CSPU	03/29/16	46,200	102,667	154,000							
Brian J. Fisher	Annual	03/29/16	—	138,000	207,000							
	NQSO	03/29/16								12,379	17.08	95,826
	PCRSU	03/29/16				2,524	5,610	8,415				95,819
	CSPU	03/29/16	43,125	95,833	143,749							
	RSA	03/29/16							4,391			74,998

(1) "Annual" refers to performance-based annual cash incentive award opportunities granted under our Annual Incentive Plan. "NQSO" refers to non-qualified stock options, "PCRSU" refers to performance-contingent restricted stock units, "CSPU" refers to cash-settled performance units (with each unit denominated as $1.00), and "RSA" refers to restricted stock awards, each granted under our 2015 Long-Term Incentive Plan. For additional information, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Annual Cash Awards," "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards," and "Compensation Discussion and Analysis – Elements of Compensation – Key Employee Retention Program."

(2) The threshold amount of cash or number of shares indicated will be earned only if a threshold level of performance is achieved. If the threshold level of performance is not achieved, no cash or shares will be earned or paid.

(3) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 15 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For performance-contingent restricted stock units, the grant date fair value is calculated using the target number of shares.

(4) The table above reflects awards granted to Mr. Knitzer while serving as our Chief Executive Officer from August 1, 2016 through year-end. The awards granted to Mr. Knitzer during his service as a non-employee director from January 1, 2016 through July 31, 2016 are set forth in the Director Compensation table presented elsewhere in this Proxy Statement. Our Compensation Committee approved Mr. Knitzer's awards on June 13, 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning equity awards that were outstanding as of December 31, 2016, for each of our named executive officers.

	Option Awards				Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]**
Peter R. Knitzer,	5,111	—	19.42	07/28/25	3,461[8]	90,955	—	—
Chief Executive Officer	8,422	—	15.89	05/04/26				
	22,727	90,909[2]	18.90	08/01/26				
Michael R. Dunn,	6,666	3,334[3]	15.06	03/11/25	—	—	22,608[11]	594,138
Former Chief Executive Officer and	—	71,692[4]	14.75	04/22/25			10,166[12]	267,162
Executive Chairman of the Board	22,391	44,783[5]	17.08	03/29/26				
Jody L. Anderson,	—	24,566[4]	17.76	10/01/24	—	—	13,559[11]	356,331
President and Chief	5,800	2,900[3]	15.06	03/11/25			9,806[12]	257,702
Operating Officer	7,212	14,426[5]	17.08	03/29/26				
Donald E. Thomas,	60,000	40,000[6]	16.73	01/02/23	5,854[9]	153,843	8,699[13]	228,610
Executive Vice President and	15,900	10,600[7]	33.93	12/31/23			10,894[11]	286,294
Chief Financial Officer	19,867	—	17.76	10/01/24			9,718[12]	255,389
	21,666	10,834[3]	15.06	03/11/25				
	—	23,042[4]	14.75	04/22/25				
	7,148	14,296[5]	17.08	03/29/26				
Daniel J. Taggart,	—	13,194[4]	15.24	01/05/25	—	—	6,779[11]	178,152
Senior Vice President and	4,420	8,842[5]	17.08	03/29/26			6,010[12]	157,943
Chief Risk Officer								
Brian J. Fisher,	9,644	—	17.76	10/01/24	2,517[10]	66,147	4,222[13]	110,954
Vice President, General Counsel,	7,666	3,834[3]	15.06	03/11/25	4,391[9]	115,395	6,214[11]	163,304
and Secretary	—	13,143[4]	14.75	04/22/25			5,610[12]	147,431
	4,126	8,253[5]	17.08	03/29/26				

(1) Calculated based on the closing price of our common stock of $26.28 on December 30, 2016, the last trading day of 2016.

(2) This option vests on December 31, 2016 (20%), December 31, 2017 (40%), and December 31, 2018 (40%).

(3) This option vests in three equal annual installments on each of December 31, 2015, 2016, and 2017.

(4) This option vests on December 31, 2017.

(5) This option vests in three equal annual installments on each of December 31, 2016, 2017, and 2018.

(6) This option vests in five equal annual installments on each of January 2, 2014, 2015, 2016, 2017, and 2018.

(7) This option vests in five equal annual installments on each of December 31, 2014, 2015, 2016, 2017, and 2018.

(8) This award of restricted stock vests on the earlier of May 4, 2017 or the date of the Company's next annual stockholders meeting, subject to the continued employment of the executive through such date or as otherwise provided in the applicable award agreement.

(9) This award of restricted stock vests on September 29, 2017, subject to the continued employment of the executive through such date or as otherwise provided in the applicable award agreement.

(10) This award of restricted stock vested on February 15, 2017.

(11) This amount represents a performance-contingent restricted stock unit award (an "RSU"). The actual number of RSUs, if any, that may be earned may range from 0% to 150% of the target number of units set forth in the table above, based on achievement of cumulative EBITDA over the performance period, January 1, 2015 through December 31, 2017, and the continued employment of the executive through December 31, 2017, or as otherwise provided in the applicable award agreement.

(12) This amount represents a performance-contingent RSU. The actual number of RSUs, if any, that may be earned may range from 0% to 150% of the target number of units set forth in the table above, based primarily (90%) on the Company's compound annual growth rate of net income compared to the Company's peer group over the performance period, January 1, 2016 through December 31, 2018, and to a lesser extent (10%) on our Compensation Committee's qualitative assessment of our executive team's achievement of its long-term strategic objectives over the same time period. Vesting is also contingent upon the continued employment of the executive through December 31, 2018, or as otherwise provided in the applicable award agreement.

(13) This amount represents a performance-contingent RSU. The actual number of RSUs that may have been earned was based on achievement of cumulative EBITDA over the performance period, January 1, 2014 through December 31, 2016. In January 2017, our Compensation Committee determined that the Company did not achieve the three-year cumulative EBITDA performance thresholds, resulting in the forfeiture of the associated performance-contingent RSUs set forth in the table above.

Equity Compensation Plan Information

The following table provides information about the common stock that may be issued upon the exercise of options, warrants, and rights under all of our existing equity compensation plans as of December 31, 2016. For information regarding outstanding equity awards and shares available for future awards as of March 21, 2017, see "Proposal Three: Re-Approval of the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017)" below. As of December 31, 2016, there were a total of 11,450,343 shares of our common stock outstanding.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders			
2007 Management Incentive Plan[1]	234,844[4]	5.46	—
2011 Stock Incentive Plan[2]	438,246[5]	17.41[7]	—
2015 Long-Term Incentive Plan[3]	834,947[6]	16.66[7]	161,277
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total:	1,508,037	14.66	161,277

(1) Regional Management Corp. 2007 Management Incentive Plan, as amended (the "2007 Plan"). On April 22, 2015, the Company's stockholders approved the Regional Management Corp. 2015 Long-Term Incentive Plan (the "2015 Plan"), at which time all shares then available for issuance under the 2007 Plan rolled over to the 2015 Plan. Awards may no longer be granted under the 2007 Plan. However, awards that are outstanding under the 2007 Plan will continue in accordance with their respective terms.

(2) Regional Management Corp. 2011 Stock Incentive Plan, as amended (the "2011 Plan"). On April 22, 2015, the Company's stockholders approved the 2015 Plan, at which time all shares then available for issuance under the 2011 Plan rolled over to the 2015 Plan. Awards may no longer be granted under the 2011 Plan. However, awards that are outstanding under the 2011 Plan will continue in accordance with their respective terms.

(3) Regional Management Corp. 2015 Long-Term Incentive Plan. The 2015 Plan allows for grants of incentive stock options, non-qualified stock options, stock appreciation rights, unrestricted shares, restricted shares, restricted stock units, phantom stock awards, and awards that are valued in whole or in part by reference to, or otherwise based on, the fair market value of shares, including performance-based awards.

(4) This amount represents 234,844 shares of common stock underlying outstanding non-qualified stock option awards.

(5) This amount represents 396,246 shares of common stock underlying outstanding non-qualified stock option awards and 42,000 shares of common stock underlying performance-contingent restricted stock unit awards. Share amounts are determined based upon the maximum number of shares that may be delivered pursuant to the performance-based awards. There is no exercise price associated with the restricted stock unit awards.

(6) This amount represents 534,967 shares of common stock underlying outstanding non-qualified stock option awards, 204,531 shares of common stock underlying performance-contingent restricted stock unit awards, and 95,449 restricted shares of common stock underlying and issuable pursuant to key team member incentive program award agreements. Share amounts are determined based upon the maximum number of shares that may be delivered pursuant to the performance-based awards. Under the key team member incentive program, each participant is eligible to earn a restricted stock award, subject to the achievement of performance goals over a one-year period. If earned, the restricted stock award is issued following the one-year performance period and vests ratably over a subsequent two-year period (subject to continued employment or as otherwise provided in the underlying award agreement). No executive officer participates in our key team member incentive program. There is no exercise price associated with the restricted stock unit awards or restricted shares.

(7) Calculation excludes shares subject to restricted stock unit awards and shares underlying and issuable pursuant to key team member incentive program award agreements.

SUMMARY OF EMPLOYMENT ARRANGEMENTS WITH EXECUTIVE OFFICERS

In 2016, the following individuals served the Company as its executive officers:

- Peter R. Knitzer, our current Chief Executive Officer;
- Michael R. Dunn, our former Chief Executive Officer and Executive Chairman of the Board;
- Jody L. Anderson, our President and Chief Operating Officer;
- Donald E. Thomas, our Executive Vice President and Chief Financial Officer;
- Daniel J. Taggart, our Senior Vice President and Chief Risk Officer; and
- Brian J. Fisher, our Vice President, General Counsel, and Secretary.

Mr. Dunn began 2016 as our Chief Executive Officer. Effective August 1, 2016, as part of the Board's Chief Executive Officer succession plan, Mr. Dunn resigned as Chief Executive Officer and transitioned into the role of Executive Chairman of the Board (an employee position). At that time, the Board appointed Mr. Knitzer as our new Chief Executive Officer. Prior to his appointment, Mr. Knitzer had served since July 2015 as a non-employee director on our Board. Both Mr. Dunn and Mr. Knitzer maintained their positions as directors on the Board following the Chief Executive Officer transition. In their roles as our Chief Executive Officer, each of Mr. Dunn and Mr. Knitzer entered into employment agreements with the Company. In addition, effective August 1, 2016, Mr. Dunn entered into a letter agreement with the Company governing his service as our Executive Chairman. Mr. Dunn served in the Executive Chairman role through December 31, 2016. Effective as of January 1, 2017, Mr. Dunn returned to his status as a non-employee director on our Board, a role in which he had previously served from July 2014 to October 2014 (prior to his appointment as our Chief Executive Officer in October 2014).

Mr. Dunn's and Mr. Knitzer's employment agreements and Mr. Dunn's letter agreement are described below, along with the employment arrangements of our other executive officers. Additional information regarding the compensation that our executive officers are eligible for, earned, and were paid is set forth elsewhere in this Proxy Statement, including in the Compensation Discussion and Analysis and the Selected Executive Compensation Tables set forth above.

Agreements with Current Executive Officers

Employment Agreement with Mr. Knitzer

We entered into an employment agreement with Mr. Knitzer, our Chief Executive Officer, on June 14, 2016 (the "Knitzer Agreement"). The term of the Knitzer Agreement commenced on August 1, 2016 and terminates three years thereafter.

Pursuant to the Knitzer Agreement, Mr. Knitzer will be paid an annual base salary of $530,000, which is subject to increase as may be determined by the Board or Compensation Committee from time to time. For each calendar year during the employment term, Mr. Knitzer is also eligible to earn an annual bonus award under our Annual Incentive Plan based upon the achievement of performance targets established by our Compensation Committee, with a target bonus equal to no less than 100% of his base salary (pro-rated for 2016). The Knitzer Agreement also provides that Mr. Knitzer is entitled to receive compensation in the following forms: a non-qualified stock option award; a performance-contingent restricted stock unit award; and a cash-settled performance unit award.

Pursuant to the Knitzer Agreement, Mr. Knitzer received a non-qualified stock option to purchase 113,636 shares of Company common stock on August 1, 2016 at an exercise price per share equal to $18.90. Twenty percent (20%) of the shares subject to the option vested and became exercisable on December 31, 2016, and forty percent (40%) of the shares subject to the option vest and become exercisable on each of December 31, 2017 and December 31, 2018, in each case subject to Mr. Knitzer's continued employment with the Company through the applicable vesting date or as otherwise provided in the applicable award agreement. The option has a ten-year term.

Subject to Mr. Knitzer's continued employment through the grant date and, with respect to the performance-contingent restricted stock unit award, the availability of sufficient shares of the Company's common stock under the 2015 Plan, as it may be amended, the Company will grant Mr. Knitzer a performance-contingent restricted stock unit award and a cash-settled performance unit award at the time the Company makes its long-term incentive awards in 2017 to other members of senior management.

The number of shares subject to the performance-contingent restricted stock unit award will be determined by dividing $950,000 by the closing price of the Company's common stock on or as close in time as practicable to the grant date. The performance-contingent restricted stock unit award will be eligible for vesting on December 31, 2019, based on the achievement, if at all, of performance criteria established by the Compensation Committee and Mr. Knitzer's continued employment from the grant date until the vesting date or as otherwise provided in the applicable award agreement.

The cash-settled performance unit award will be eligible for vesting on December 31, 2019, if and to the extent the performance criteria established by the Compensation Committee have been achieved and subject to Mr. Knitzer's continued employment from the grant date until the vesting date or as otherwise provided in the applicable award agreement. The target cash settlement value of the performance unit award at vesting will be equal to $950,000.

Each of the non-qualified stock option award, the performance-contingent restricted stock unit award, and the cash-settled performance unit award will be subject to the terms of the 2015 Plan and related award agreement. Commencing in 2018, Mr. Knitzer will be eligible to participate in the Company's long-term incentive program at the sole discretion of the Compensation Committee and the Board.

Commencing in 2018, and for the remainder of the term of the Knitzer Agreement, Mr. Knitzer will be eligible to receive an annual base salary and cash and equity-based incentive compensation opportunities totaling in the aggregate at least $3,000,000, subject to the Compensation Committee's discretion to adjust base salaries, determine allocations between cash and equity compensation opportunities, establish performance and/or multi-year service criteria, and determine if and to the extent any incentive compensation is earned and payable based on the attainment of performance criteria and other terms and conditions established by the Compensation Committee, and further subject to the terms and conditions of the applicable Company incentive plan and related award agreements (including, if applicable under any such plan or award agreement, multi-year vesting).

The Company also provides Mr. Knitzer with benefits generally available to its other employees, including medical and retirement plans, in addition to the use of a cell phone and reasonable travel expenses, including reasonable expenses associated with Mr. Knitzer's travel to and from his residence to the Company's headquarters.

If Mr. Knitzer's employment is terminated by the Company without "cause" or by Mr. Knitzer as a result of "good reason" (each as defined in the Knitzer Agreement), Mr. Knitzer will be entitled to receive: (1) accrued but unpaid salary through his termination date; (2) two times his salary in effect on the termination date, payable over a period of 24 months following his termination date; (3) two times his "average bonus" (as defined in the Knitzer Agreement) determined as of the termination date, payable over a period of 24 months following his termination date; (4) the pro-rata portion of any bonus for the year in which termination occurs, to the extent earned, plus, if his termination occurs after year end but before the bonus for the preceding year is paid, the bonus for the preceding year; (5) reimbursement of COBRA premiums for continuation coverage under the Company's group medical plan for 24 months following his termination date, so long as he is not entitled to obtain insurance from a subsequent employer; (6) reasonable outplacement service expenses for 24 months following his termination date, which shall not exceed $25,000 per year; and (7) reimbursement of expenses incurred prior to termination.

If Mr. Knitzer's employment terminates due to his death or "disability" (as defined by the Knitzer Agreement), Mr. Knitzer, his designated beneficiary, or his estate, as applicable, will be entitled to receive: (1) accrued but unpaid salary prior to his death or disability; (2) reimbursement of expenses incurred prior to his death or disability; and (3) the pro-rata portion of any bonus for the year in which his death or termination due to disability occurs, to the extent earned, plus, if his death or termination due to disability occurs after year end but before the bonus for the preceding year is paid, the bonus for the preceding year. In addition, in the event Mr. Knitzer's employment is terminated due to disability, he is entitled to continued payment of (1) two times his salary in effect on the termination date, payable over a period of 24 months following his termination date, (2) two times his average bonus, payable over a period of 24 months following his termination date, and (3) reasonable outplacement service expenses for 24 months following his termination date, which shall not exceed $25,000 per year, with the amounts specified in (1)–(2) reduced by the amounts payable under any disability insurance, plan, or policy maintained by the Company.

If the Company terminates Mr. Knitzer's employment with "cause" or if Mr. Knitzer voluntarily terminates his employment, he is entitled only to accrued but unpaid salary and expense reimbursements through his termination date. In the case of voluntary termination of employment, if termination occurs after year end but before the bonus for the preceding year is paid, Mr. Knitzer is also entitled to payment of the bonus for the preceding year.

Mr. Knitzer is also subject to various restrictive covenants, and his entitlement to certain benefits is contingent upon his compliance with such covenants. Specifically, Mr. Knitzer is subject to a covenant not to disclose the Company's confidential information during his employment and at all times thereafter, a covenant not to compete during his employment and for a period of two years following his termination of employment, a covenant not to solicit competitive "business services" through or from "loan sources" (each as defined in the Knitzer Agreement) during his employment and for a period of two years following his termination of employment, a covenant not to solicit or hire Company employees during his employment and for a period of two years following his termination of employment, and a non-disparagement covenant effective during the employment term and at all times thereafter. Mr. Knitzer's covenant not to compete is limited to an area within twenty-five miles of any Company branch or other office.

In addition, Mr. Knitzer shall abide by any equity retention policy, compensation recovery policy, stock ownership guidelines, or other similar policies maintained by the Company.

Employment Agreement with Mr. Anderson

We entered into an employment agreement with Mr. Anderson, our President and Chief Operating Officer, on September 19, 2014 (the "Anderson Agreement"). The Anderson Agreement provides for a three-year term.

Mr. Anderson is currently entitled to receive an annual base salary of $345,000, subject to annual review. For each calendar year during the employment term, Mr. Anderson is also eligible to earn an annual bonus award under our Annual Incentive Plan based upon the achievement of performance targets established by our Compensation Committee, with a target bonus equal to no less than

100% of his base salary. The Anderson Agreement entitled Mr. Anderson to receive certain equity compensation opportunities in the form of a non-qualified stock option award (awarded in 2014), a performance-contingent restricted stock unit award (awarded in 2015), and a cash-settled performance unit award (awarded in 2015). Commencing in 2016, Mr. Anderson has been eligible to participate in the Company's long-term incentive program at the sole discretion of the Compensation Committee and the Board. The Company also provides Mr. Anderson with benefits generally available to its other employees, including medical and retirement plans, in addition to a car allowance of $1,150 per month and the use of a cell phone.

If Mr. Anderson's employment is terminated by the Company without "cause" or by Mr. Anderson as a result of "involuntary termination" (each as defined by the Anderson Agreement), Mr. Anderson will be entitled to receive: (1) accrued but unpaid salary through his termination date; (2) continued payment of his annual base salary for a period of 12 months following his termination date; (3) the pro-rata portion of any annual bonus for the year in which termination occurs, to the extent earned, plus, if his termination occurs after year-end but before the annual bonus for the preceding year is paid, the annual bonus for the preceding year; (4) reimbursement of COBRA premiums for continuation coverage under the Company's group medical plan for 12 months following his termination date, so long as he is not entitled to obtain insurance from a subsequent employer; and (5) reimbursement of expenses incurred prior to termination.

If Mr. Anderson's employment terminates due to his death or "disability" (as defined by the Anderson Agreement), Mr. Anderson will be entitled to receive: (1) accrued but unpaid salary prior to his death or disability; (2) reimbursement of expenses incurred prior to his death or disability; and (3) the pro-rata portion of any annual bonus for the year in which his death or termination due to disability occurs, to the extent earned, plus, if his death or termination due to disability occurs after year-end but before the annual bonus for the preceding year is paid, the annual bonus for the preceding year. In addition, in the event Mr. Anderson's employment is terminated due to disability, he is entitled to continued payment of his annual base salary until 12 months after his termination date, reduced by the amounts payable under any disability insurance, plan, or policy maintained by the Company.

If the Company terminates Mr. Anderson's employment with "cause" or if Mr. Anderson voluntarily terminates his employment, he is entitled to accrued but unpaid salary and expense reimbursements through his termination date. In the case of voluntary termination of employment, if termination occurs after year-end but before the annual bonus for the preceding year is paid, Mr. Anderson is also entitled to payment of the annual bonus for the preceding year.

Mr. Anderson is also subject to a covenant not to disclose the Company's confidential information during his employment term and at all times thereafter, a covenant not to compete during his employment and for a period of two years following his termination of employment, a covenant not to solicit competitive consumer finance loans through "loan sources" (as defined in the Anderson Agreement) during his employment and for a period of two years following his termination of employment, a covenant not to solicit or hire Company employees during his employment and for a period of two years following his termination of employment, and a non-disparagement covenant effective during the employment term and at all times thereafter. Mr. Anderson's non-compete is limited to an area within twenty-five miles of any Company office.

Employment Letter Agreement with Mr. Thomas

Effective January 2, 2013, Mr. Thomas was appointed as our Executive Vice President and Chief Financial Officer. We entered into a letter agreement with Mr. Thomas dated as of December 12, 2012, as amended on October 1, 2014. Mr. Thomas is currently entitled to receive an annual base salary of $342,000, subject to annual review. In addition, Mr. Thomas is eligible to earn an annual bonus award under our Annual Incentive Plan based upon the achievement of performance targets established by our Compensation Committee, with a target bonus equal to no less than 100% of his base salary.

The letter agreement entitled Mr. Thomas to receive certain non-qualified stock option awards in 2013. On October 1, 2014, the letter agreement was amended in an effort to more effectively link Mr. Thomas's compensation to the successful achievement of our strategic business objectives. The amendment provides that Mr. Thomas will forego certain rights to additional annual stock option grants provided under the original letter agreement and will instead, consistent with the incentive compensation structure applicable to other executives, in 2014 be granted a combination of stock options, performance-contingent restricted stock units, and cash-settled performance units with an aggregate target value of 1.5 times his base salary. Commencing in 2015, Mr. Thomas has been eligible to participate in the Company's long-term incentive program at the sole discretion of the Compensation Committee and the Board.

The Company also provides Mr. Thomas with benefits generally available to its other employees, including medical and retirement plans, in addition to the use of a cell phone and a car allowance of $1,150 per month. Mr. Thomas's employment is at-will.

Employment Letter Agreement with Mr. Taggart

Effective January 5, 2015, Mr. Taggart was appointed as our Senior Vice President and Chief Risk Officer. We entered into a letter agreement with Mr. Taggart, also effective as of January 5, 2015. Mr. Taggart is currently entitled to receive an annual base salary of $318,000, subject to annual review. In addition, Mr. Taggart is eligible to earn an annual bonus award under our Annual Incentive Plan based upon the achievement of performance targets established by our Compensation Committee, with a target bonus equal to no less than 100% of his base salary.

Mr. Taggart's letter agreement entitled him to receive certain equity compensation opportunities in the form of a non-qualified stock option award, a performance-contingent restricted stock unit award, and a cash-settled performance unit award, all of which were awarded in 2015. Commencing in 2016, Mr. Taggart has been eligible to participate in the Company's long-term incentive program at the sole discretion of the Compensation Committee and the Board.

The Company also provides Mr. Taggart with benefits generally available to its other employees, including medical and retirement plans, in addition to the use of a cell phone. Mr. Taggart's employment is at-will.

Employment Letter Agreement with Mr. Fisher

Effective January 14, 2013, Mr. Fisher was appointed as our Vice President, General Counsel, and Secretary. We entered into a letter agreement with Mr. Fisher, dated as of December 12, 2012. Mr. Fisher is currently entitled to receive an annual base salary of $240,000, subject to annual review. In addition, Mr. Fisher is eligible to earn an annual bonus award under our Annual Incentive Plan based upon the achievement of performance targets established by our Compensation Committee, with a target bonus equal to no less than 25% of his base salary. Mr. Fisher is also eligible to participate in the Company's long-term incentive program at the sole discretion of the Compensation Committee and the Board. The Company also provides Mr. Fisher with benefits generally available to its other employees, including medical and retirement plans, in addition to the use of a cell phone. Mr. Fisher's employment is at-will.

Agreements with Former Executive Officer

Employment Agreement and Letter Agreement with Mr. Dunn

We entered into an employment agreement with Mr. Dunn, our former Chief Executive Officer, on January 12, 2015 (the "Dunn Employment Agreement"), pursuant to which Mr. Dunn served as our Chief Executive Officer. As described above, Mr. Dunn resigned as our Chief Executive Officer, effective as of August 1, 2016, and transitioned to the role of Executive Chairman of our Board (an employee position) as of the same date. Mr. Dunn's employment as Executive Chairman was governed by a letter agreement, dated June 14, 2016 and effective August 1, 2016 (the "Dunn Letter Agreement"). Mr. Dunn served in the Executive Chairman role through December 31, 2016, following which Mr. Dunn was no longer an employee of the Company (but remained a non-employee director on our Board).

Pursuant to the Dunn Employment Agreement, Mr. Dunn was entitled to receive an annual base salary of $520,000 in 2016. He was also eligible to earn an annual bonus award under our Annual Incentive Plan based upon the achievement of performance targets established by our Compensation Committee, with a target bonus equal to 100% of his base salary. For fiscal 2016, Mr. Dunn was eligible to receive one or more long-term incentive awards valued in the aggregate at $1,500,000, subject to the terms of our long-term incentive plan and applicable equity award agreements, at the discretion of the Board or Compensation Committee.

In addition, pursuant to the Dunn Employment Agreement, Mr. Dunn was eligible to earn a cash bonus in the amount of up to $500,000, subject to his continued employment with the Company as its Chief Executive Officer through December 31, 2016 (the "Completion Bonus"). The Completion Bonus was to be payable solely at the discretion of the Compensation Committee based upon a review of Mr. Dunn's performance, taking into account such factors as the Compensation Committee may have established or otherwise deemed relevant, including but not limited to Mr. Dunn's contributions to the Company's financial performance and the accomplishment of the Company's short-term and long-term strategic objectives. The Company also provided Mr. Dunn with benefits generally available to its other employees, including medical and retirement plans, in addition to the use of a cell phone.

Under the Dunn Employment Agreement, Mr. Dunn is subject to a continuing covenant not to disclose the Company's confidential information, a continuing covenant not to compete for a period of two years following his termination of employment, a continuing covenant not to solicit competitive consumer finance loans through "loan sources" (as defined in the Dunn Employment Agreement) for a period of two years following his termination of employment, a continuing covenant not to solicit or hire Company employees for a period of two years following his termination of employment, and a non-disparagement covenant. Mr. Dunn's non-compete is limited to an area within twenty-five miles of any Company office.

Under the Dunn Letter Agreement, Mr. Dunn provided transition services to the Company, including by working with Mr. Knitzer on executive transition matters, and carried out other duties and responsibilities established by the Board and consistent with the position of Executive Chairman. Pursuant to the Dunn Letter Agreement, the Dunn Employment Agreement terminated, the rights and obligations under the Dunn Employment Agreement terminated, and Mr. Dunn agreed to waive and release any rights or claims related to the Dunn Employment Agreement, except as otherwise set forth in the Dunn Letter Agreement. While serving as Executive Chairman, the Company continued to provide Mr. Dunn with benefits generally available to its other employees. Mr. Dunn was paid a monthly salary of $100,000, remained eligible to earn an annual bonus award under our Annual Incentive Plan, and remained eligible to earn the Completion Bonus provided for under the Dunn Employment Agreement, subject to the discretion of the Compensation Committee and Mr. Dunn's continued employment with the Company through December 31, 2016.

In addition, pursuant to the Dunn Letter Agreement, the Company and Mr. Dunn agreed that for purposes of the Company's long-term incentive plans and the related non-qualified stock option agreements, Mr. Dunn's employment or service would be deemed to continue in effect as long as he was an employee of or in service to the Company, and any transition from employee to non-employee director would not be deemed a termination under such long-term incentive plans or option agreements. However, for purposes of any performance-contingent restricted stock unit and cash-settled performance share/unit awards held by Mr. Dunn, such awards were eligible to continue to vest only while Mr. Dunn remained an employee of the Company.

Finally, the Dunn Letter Agreement provides that Mr. Dunn remains subject to the restrictive covenants contained in the Dunn Employment Agreement, except as otherwise set forth in the Dunn Letter Agreement. In addition, Mr. Dunn remains subject to any equity retention policy, compensation recovery policy, stock ownership guidelines, or other similar policies maintained by the Company.

SUMMARY OF COMPANY INCENTIVE PLANS

The discussion that follows describes the material terms of our principal equity plans and our principal cash incentive plan in which our executive officers participate.

2015 Long-Term Incentive Plan

The 2015 Plan is intended to encourage and enable selected employees, directors, and consultants of the Company and its affiliates to acquire or increase their holdings of our common stock and to provide other incentive awards in order to promote a closer identification of their interests with those of the Company and its stockholders. The plan provides flexibility to the Company in its ability to motivate, attract, and retain the services of participants upon whose judgment, interest, and special effort the successful conduct of its operation largely depends.

The 2015 Plan provides for the issuance of a maximum number of shares of common stock equal to the sum of (i) 350,000 shares, plus (ii) any shares (A) remaining available for grant as of the effective date of the 2015 Plan under any prior plan and/or (B) subject to an award granted under the 2015 Plan or a prior plan, which award is forfeited, canceled, terminated, expires, or lapses for any reason. The number of shares reserved for issuance under the 2015 Plan and the terms of awards may be adjusted in the event of an adjustment in the capital structure of the Company (due to, for example, a merger, recapitalization, stock split, stock dividend, or similar event). Awards may include incentive stock options, non-qualified stock options, stock appreciation rights, unrestricted shares, restricted shares, restricted stock units, phantom stock awards, and awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of shares, including performance-based awards.

We are proposing that our stockholders re-approve the 2015 Plan (as amended and restated effective April 27, 2017) to, among other things, increase the number of shares of stock that may be issued under the 2015 Plan. We believe that our long-term incentive compensation program, currently implemented under the 2015 Plan, allows us to compete with comparable companies in our industry in order to attract and retain talented individuals who contribute to our long-term success. We also believe that the 2015 Plan effectively provides substantial incentive to achieve our business objectives and build stockholder value, thereby aligning the interests of plan participants with the interests of our stockholders. Approval of the amended and restated 2015 Plan should provide us with the continued flexibility needed to use equity compensation and other incentive awards to attract, retain, and motivate talented employees, directors, and consultants who are important to our long-term growth and success.

Additional information regarding our 2015 Plan, including proposed amendments to the 2015 Plan, can be found below under the caption "Proposal Three: Re-Approval of the Regional Management Corp. 2015 Long-Term Incentive Plan (as amended and restated effective April 27, 2017)."

2011 Stock Incentive Plan

The 2011 Stock Incentive Plan provides for the issuance of a maximum of 950,000 shares of common stock pursuant to awards granted under the plan. Awards may include non-qualified stock options, incentive stock options, stock appreciation rights, shares, restricted shares, restricted stock units, and other stock-based awards to our and our subsidiaries' key employees, executive officers, non-employee directors, consultants, or other service providers. The number of shares reserved for issuance under the plan and the terms of awards may be adjusted upon certain events affecting our capitalization. The 2011 Plan is administered by the Compensation Committee and was replaced by the 2015 Plan. Awards may no longer be granted under the 2011 Plan, and any shares that remained available for grant have been rolled over to the 2015 Plan.

2007 Management Incentive Plan

The 2007 Management Incentive Plan provides for the issuance of a maximum of 1,037,412 shares of common stock (as adjusted to reflect stock splits) pursuant to awards granted under the plan. Awards may include non-qualified stock options and incentive stock options to our and our subsidiaries' key employees, executive officers, non-employee directors, consultants, or other independent advisors. The number of shares reserved for issuance under the plan and the terms of awards may be adjusted upon certain events affecting our capitalization. The 2007 Plan is administered by the Compensation Committee and was replaced by the 2011 Plan. Awards may no longer be granted under the 2007 Plan, and any shares that remained available for grant have been rolled over to the 2015 Plan.

Annual Incentive Plan

Purpose. Our Board has adopted, and our stockholders have approved, the Annual Incentive Plan. The purpose of the Annual Incentive Plan is to enable the Company to attract, retain, motivate, and reward selected officers and other employees of the Company and its affiliates by providing them with the opportunity to earn annual incentive compensation awards based on attainment of performance objectives.

Administration. The Annual Incentive Plan is administered by the Compensation Committee.

Eligibility; Awards. Awards may be granted to our officers and employees in the sole discretion of the Compensation Committee. The Annual Incentive Plan provides for the payment of incentive bonuses in the form of cash, or, at the discretion of the Compensation Committee, in awards of shares under the 2015 Plan. For performance-based bonuses intended to comply with the performance-based compensation exception under Code Section 162(m), the Compensation Committee will establish such target incentive bonuses for each individual participant in the Annual Incentive Plan. However, the Compensation Committee may, in its sole discretion, grant such bonuses, if any, to such participants as the Compensation Committee may choose, in respect of any given performance period, that are not intended to comply with the performance-based compensation exception under Code Section 162(m). No participant may receive a bonus under the Annual Incentive Plan, with respect to any fiscal year, in excess of $2,500,000.

Performance Objectives. The Compensation Committee will establish the performance periods over which performance objectives will be measured. A performance period may be for a fiscal year or a shorter period, as determined by the Compensation Committee, and performance periods may overlap. For a given performance period, the Compensation Committee will establish (i) the performance objective or objectives that must be achieved for a participant to receive a bonus for such performance period, and (ii) the target incentive bonus for each participant. The performance objectives may be based on individual, business unit/function, and/or corporate performance measures. With respect to awards granted to covered employees that are intended to qualify for the performance-based compensation exception under Code Section 162(m), the performance goals must be objective and must be based upon one or more of the following criteria, as determined by the Compensation Committee: (i) consolidated income before or after taxes (including income before interest, taxes, depreciation, and amortization); (ii) EBITDA; (iii) adjusted EBITDA; (iv) operating income; (v) net income; (vi) adjusted cash net income; (vii) adjusted cash net income per share; (viii) net income per share and/or earnings per share (in each case, on a basic and/or diluted basis); (ix) book value per share; (x) return on members' or stockholders' equity; (xi) expense management (including, without limitation, total general and administrative expense percentages); (xii) return on investment; (xiii) improvements in capital structure; (xiv) profitability of an identifiable business unit or product; (xv) maintenance or improvement of profit margins; (xvi) stock price; (xvii) market share; (xviii) revenue or sales (including, without limitation, net loans charged off, average finance receivables, net loans charged off as percent of average net finance receivables, and net finance receivables); (xix) costs (including, without limitation, total general and administrative expense percentage); (xx) cash flow; (xxi) working capital; (xxii) multiple of invested capital; (xxiii) total debt (including, without limitation, total debt as a multiple of EBITDA); and (xxiv) total return. The foregoing criteria may relate to us, one or more of our subsidiaries or other affiliates, or one or more of our divisions, departments, or units, or any combination of the foregoing, and may be applied on an absolute basis, in relation to performance in a prior period and/or in relation to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee will determine. The Compensation Committee may adjust awards as appropriate for partial achievement of goals or other factors, and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated, although generally no such adjustment may be made with respect to an award granted to a covered employee if the award would not comply with Code Section 162(m) except in the event of a change of control or as otherwise permitted under Code Section 162(m).

Earning and Payment of Awards. As soon as practicable after the applicable performance period ends, the Compensation Committee will (i) determine (A) whether and to what extent any of the performance objective(s) established for such performance period have been satisfied and certify to such determination, and (B) for each participant employed as of the last day of the applicable performance period, unless otherwise determined by the Compensation Committee, the actual bonus to which such participant will be entitled, taking into consideration the extent to which the performance objective(s) have been met and such other factors as the Compensation Committee may deem appropriate and (ii) cause such bonus to be paid to such participant. All payments thus made will be structured in a manner intended to be in accordance with or exempt from the requirements of Code Section 409A. The Compensation Committee has absolute discretion to reduce or eliminate the amount of an award granted to a participant, including an award otherwise earned and payable under the Annual Incentive Plan, and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant's target incentive bonus.

Forfeiture and Recoupment. The Compensation Committee may in its discretion at any time provide that an award or benefits related to an award shall be forfeited and/or recouped if the participant, during employment or service or following termination of employment or service for any reason, engages in certain specified conduct, including but not limited to violation of our policies, breach of non-solicitation, noncompetition, confidentiality, or other restrictive covenants, or other conduct by the participant that is determined by the Compensation Committee to be detrimental to the business or reputation of the Company. In addition, the Compensation Committee may at any time require that a participant agree to abide by any equity retention policy, stock ownership guidelines, compensation recovery policy, recoupment, forfeiture, and/or other policies adopted by the Company.

Change in Control. If there is a change in control (as defined in the Annual Incentive Plan), the Compensation Committee, as constituted immediately prior to the change in control, will determine in its sole discretion whether and to what extent the performance criteria have been met or will be deemed to have been met for the year in which the change in control occurs and for any completed performance period for which a determination under the Annual Incentive Plan has not been made.

Termination of Employment. If a participant dies or becomes disabled prior to the date on which bonuses under the Annual Incentive Plan for the applicable performance period are payable, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based on actual company performance for the applicable performance period or, if determined by the Compensation Committee, based upon achieving targeted performance objectives, pro-rated for the days of employment during the performance period. Unless otherwise determined by the Compensation Committee, if a participant's employment terminates for any other reason, such participant will not receive a bonus.

Amendment and Termination. The Board or the Compensation Committee may at any time amend, suspend, discontinue, or terminate the Annual Incentive Plan and any awards granted under the Annual Incentive Plan, subject to stockholder approval of any amendments if required by applicable laws, rules, or regulations. The Compensation Committee has unilateral authority to amend the Annual Incentive Plan and any award (without participant consent) to the extent necessary to comply with applicable laws, rules, or regulations or changes to applicable laws, rules, and regulations and to reduce or eliminate an award. The Compensation Committee also has the authority to make adjustments to awards and performance objectives upon the occurrence of certain unusual or infrequent events, changes in applicable law, or other similar circumstances, as described in the Annual Incentive Plan. In addition, the Compensation Committee's authority to grant awards and authorize payments under the Annual Incentive Plan does not restrict its authority to grant compensation to employees under other company compensation plans or programs.

PROPOSAL THREE

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RE-APPROVAL OF THE REGIONAL MANAGEMENT CORP. 2015 LONG-TERM INCENTIVE PLAN
(AS AMENDED AND RESTATED EFFECTIVE APRIL 27, 2017)

General Information; Proposed Amendments

The Compensation Committee and the Board have approved the amendment and restatement of the Regional Management Corp. 2015 Long-Term Incentive Plan, subject to stockholder approval at the Annual Meeting. References in this proposal to the "2015 Plan" also refer to the 2015 Long-Term Incentive Plan, as proposed to be amended and restated effective April 27, 2017, unless the context indicates otherwise.

Stockholder approval of the amended and restated 2015 Plan is required, among other things, in order to comply with NYSE rules requiring stockholder approval of certain material amendments to equity compensation plans and certain tax regulations related to incentive stock options. Further, in connection with approval of the amended and restated 2015 Plan, we are seeking re-approval of certain plan terms for Code Section 162(m) purposes. Code Section 162(m) provides the Compensation Committee the ability to grant awards intended to qualify as "performance-based" compensation, thereby potentially preserving our corporate tax deduction for certain compensation under Code Section 162(m).

The material changes to the 2015 Plan, as proposed to be amended and restated, include:

- an increase in the number of shares of Common Stock that may be issued under the 2015 Plan from 350,000 shares to 1,550,000 shares (i.e. a proposal for the authorization of 1,200,000 additional or "new" shares), which will be in addition to those shares that were available for the grant of awards as of the 2015 Plan effective date (April 22, 2015) under any prior plan and any shares subject to an award granted under the 2015 Plan or a prior plan, which award is forfeited, cancelled, terminated, expires, or lapses without the issuance of shares or pursuant to which such shares are forfeited, and further subject to adjustment as described in the 2015 Plan;

- an increase in the maximum number of shares of Common Stock that may be issued under the 2015 Plan pursuant to the grant of incentive stock options from 350,000 to 1,550,000, subject to adjustment as described in the 2015 Plan;

- expanded coverage of the 2015 Plan minimum vesting requirements to apply to all participants (and not just employees) and to all types of awards (subject to certain exceptions as described herein);

- a new limitation on the size of awards that may be granted and the total amount of compensation that may be paid in any 12-month period to a non-employee director;

- a new requirement that dividends or dividend equivalent rights, if any, on unearned or unvested awards may not be paid (even if accrued) unless and until the underlying award (or portion of an award) has vested (currently this restriction applies only to performance-based awards); and

- modification of the 2015 Plan tax withholding provisions to permit withholding above the minimum statutory withholding levels so long as such withholding complies with applicable laws and accounting principles.

Approval of the amended and restated 2015 Plan will also include approval of the plan's performance factors, eligibility terms, and participant award limitations for purposes of Code Section 162(m), as discussed in this proposal under "Performance-Based Compensation – Code Section 162(m) Requirements" below. If the amended and restated 2015 Plan is not approved by our stockholders, the 2015 Plan in its current form will remain in effect, subject to Board authority to approve plan amendments in the future that do not require stockholder approval.

The discussion that follows is qualified in all respects by reference to the terms of the 2015 Plan, which is attached as Appendix A to this Proxy Statement. We will promptly provide, upon request and without charge, a copy of the full text of the 2015 Plan to each person to whom a copy of this Proxy Statement is delivered. Requests should be directed to our Corporate Secretary at 979 Batesville Road, Suite B, Greer, South Carolina 29651. An electronic copy of the 2015 Plan is also available free of charge as Appendix A to the electronic version of this Proxy Statement on the SEC's website at www.sec.gov, and a copy of the 2015 Plan, prior to its amendment and restatement, is accessible via the SEC's website at www.sec.gov as an exhibit to our Current Report on Form 8-K filed with the SEC on April 28, 2015. Stockholders should refer to the 2015 Plan for more complete and detailed information about the 2015 Plan.

The Board believes that our long-term incentive compensation program, currently implemented under the 2015 Plan, allows us to compete with comparable companies in our industry in order to attract and retain talented individuals who contribute to our long-term success. The Board also believes that the 2015 Plan effectively provides substantial incentive to achieve our business objectives and build stockholder value, thereby aligning the interests of plan participants with the interests of our stockholders. Approval of the amended and restated 2015 Plan should provide us with the continued flexibility we need to use equity compensation and other incentive awards to attract, retain, and motivate talented employees, directors, and consultants who are important to our long-term growth and success.

"Best Practices" Integrated Into Regional's Equity Compensation Program and the 2015 Plan

Our compensation practices include a number of features that the Board believes reflect responsible compensation and governance practices and promote the interests of stockholders, including the following:

✓ **Limitation on Shares Issued.** Assuming the approval of the 2015 Plan, as amended and restated, no more than 1,550,000 shares will be authorized for issuance under the 2015 Plan, plus any shares (i) remaining available for the grant of awards as of April 22, 2015 under the 2011 Stock Incentive Plan and the 2007 Management Incentive Plan (each a "Prior Plan") and/or (ii) subject to an award granted under the 2015 Plan or a Prior Plan that is forfeited (and further subject to adjustment for anti-dilution purposes). The 2015 Plan also imposes limitations on the amount of participant awards, which are not proposed to be increased. See "Description of 2015 Plan – Share Limitations" in this proposal below.

✓ **No Discounted Stock Options or SARs and Limit on Option and SAR Terms.** Under the 2015 Plan, stock options and stock appreciation rights, or SARs, must have an exercise price or base price, as applicable, equal to or greater than the fair market value of our common stock on the date of grant. In addition, the term of an option or SAR is limited to 10 years.

✓ **No "Evergreen" Provision.** The 2015 Plan requires stockholder approval of any additional authorization of shares (other than adjustments for anti-dilution purposes), rather than permitting an annual "replenishment" of shares under a plan "evergreen" provision.

✓ **Conservative Share Counting Provisions.** The 2015 Plan imposes conservative counting and share recycling provisions discussed in more detail in this proposal under "Description of 2015 Plan – Share Limitations." For instance, shares tendered or withheld to satisfy tax withholding requirements, in payment of an award's exercise price, or in connection with net settlement will not be added back for reuse under the 2015 Plan, nor will any shares repurchased on the open market with the proceeds of an option price.

✓ **No Stock Option or SAR Re-Pricings.** The 2015 Plan prohibits the re-pricing of stock options or SARs without the approval of stockholders. This 2015 Plan provision applies to (i) direct re-pricings (lowering the exercise price of an option or the base price of a SAR), (ii) indirect re-pricings (exchanging an outstanding option or SAR that is underwater in exchange for cash, for options or SARs with an option price or base price less than that applicable to the original option or SAR, or for another equity award), and (iii) any other action that would be treated as a re-pricing under applicable stock exchange rules (subject to anti-dilution adjustments).

✓ **Robust Minimum Vesting and Award Practices.** The 2015 Plan generally imposes minimum vesting periods of one year. As proposed to be amended, the 2015 Plan generally would impose such minimum vesting requirements on all types of awards granted to all participants (rather than just employees, as is the case under the current 2015 Plan), subject to certain exceptions. Beginning in 2014, Regional has granted employees performance-contingent restricted stock units, cash-settled performance units, service-based restricted stock awards, and service-based stock options, each with vesting periods generally ranging from eighteen months to three years.

✓ **Prudent Change of Control Provisions.** The 2015 Plan includes prudent change of control triggers, such as requiring a change in beneficial ownership of more than 50% of our voting stock, consummation (rather than stockholder approval) of a significant merger or other transaction, or a change in a majority of our Board within a 12-month period in order for a change of control to be deemed to have occurred. In addition, the 2015 Plan generally provides that awards will vest upon a change of control only if (i) awards are not assumed, substituted, or continued, or (ii) even if such awards are assumed, substituted, or continued, a participant's employment is terminated by Regional without cause or by the participant for good reason within specified time periods prior to or following the change of control.

✓ **Forfeiture and Recoupment Policies.** The 2015 Plan authorizes the Compensation Committee or the Board to require forfeiture and/or recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to any compensation recovery policy or similar policies that may apply to the participant or be imposed under applicable laws. Regional maintains a compensation recoupment policy administered by the Compensation Committee that generally applies to our executive officers, the corporate controller, and such other officers or employees as may be determined from time to time by the Compensation Committee. The recoupment policy provides for recovery of certain incentive compensation paid to a covered person in the event that he or she was awarded incentive compensation based on financial results that are subsequently re-stated due to the misconduct of such person, such person breaches certain restrictive covenants applicable to him or her, or such recovery is otherwise required by applicable laws, rules, or regulations.

✓ **Stock Ownership Guidelines/Equity Retention Policy.** Regional's executive officers, other selected officers and employees, and members of the Board are subject to minimum stock ownership and stock retention requirements pursuant to Regional's Stock Ownership and Retention Policy.

- ✓ **Administered by Independent Committee.** The 2015 Plan is administered by the Compensation Committee. All members of the Compensation Committee qualify as "independent directors" under NYSE listing standards, "non-employee directors" under Rule 16b-3 adopted under the Exchange Act, and "outside directors" under Code Section 162(m).

- ✓ **No Dividends or Dividend Equivalents on Unvested Awards.** Under the amended and restated 2015 Plan, dividends and dividend equivalents, if any, on awards issued under the 2015 Plan may only be paid if and to the extent the award (or portion thereof) has vested or been earned. This requirement applies only to performance-based awards under the current 2015 Plan.

- ✓ **Efficient Use of Equity.** We are committed to the efficient use of equity awards and are mindful of ensuring that our equity compensation program does not overly dilute our existing stockholders.

- ✓ **Prohibition Against Hedging and Pledging.** Our Code of Business Conduct and Ethics prohibits directors, officers, and employees from engaging in activities designed to (i) profit from trading (versus investing) activity or (ii) profit from or hedge against decreases in the value of Regional securities. As noted above, we also maintain a stock ownership and retention policy, which prohibits the pledging of any shares subject to the retention requirements thereunder.

- ✓ **Reasonable Plan Duration.** If stockholders approve the 2015 Plan, as amended and restated, we currently anticipate that the shares available under the 2015 Plan will meet our expected needs for the next three to four years. This assumption is based upon our historical grant practices. However, future circumstances and business needs may dictate a different result, and the Compensation Committee retains the discretion to change its grant practices subject to the limits set forth in the 2015 Plan. By its terms, no awards may be granted under the 2015 Plan after April 21, 2025.

Key Data Regarding Share Usage Under Regional's Long-Term Incentive Plans

Outstanding Awards and Share Reserve

The following table includes information regarding outstanding equity awards and shares available for future awards under Regional's long-term incentive plans as of March 21, 2017 (determined based upon the maximum number of shares that may be delivered pursuant to outstanding performance-contingent equity awards). The Company granted long-term incentive awards to its executive officers and certain other key contributors in March 2017, and those awards are included in the data below. The Company anticipates making further grants of long-term incentive awards to directors and certain other employees in April 2017. As of March 21, 2017, there were a total of 11,623,711 shares of our common stock outstanding. The closing price per share of our common stock on the New York Stock Exchange as of March 21, 2017, was $19.02.

Name of Equity Plan	Total Shares Underlying Outstanding Stock Options (#)	Weighted Average Exercise Price of Outstanding Stock Options ($)	Weighted Average Remaining Contractual Life of Outstanding Stock Options (Years)	Total Shares Underlying Outstanding Unvested, Performance-Contingent Restricted Stock Units (#)[3]	Total Shares Underlying Outstanding Unvested, Time-Based Restricted Stock Awards (#)[4]	Total Shares Currently Available for Grant (#)
2007 Management Incentive Plan[1]	—	—	—	—	—	—
2011 Stock Incentive Plan[2]	376,246	17.54	6.53	—	—	—
2015 Long Term Incentive Plan	611,056	17.11	8.93	326,076	85,624	166,898
Totals:	**987,302**	**17.28**	**8.02**	**326,076**	**85,624**	**166,898**

(1) Regional Management Corp. 2007 Management Incentive Plan, as amended. On April 22, 2015, the Company's stockholders approved the 2015 Plan, at which time all shares then available for issuance under the 2007 Plan rolled over to the 2015 Plan. Awards may no longer be granted under the 2007 Plan. The last remaining options outstanding under the 2007 Plan were exercised in January 2017.

(2) Regional Management Corp. 2011 Stock Incentive Plan, as amended. On April 22, 2015, the Company's stockholders approved the 2015 Plan, at which time all shares then available for issuance under the 2011 Plan rolled over to the 2015 Plan. Awards may no longer be granted under the 2011 Plan. However, awards that are outstanding under the 2011 Plan will continue in accordance with their respective terms.

(3) Share amounts are determined based upon the maximum number of shares that may be delivered pursuant to these performance-based awards.

(4) These shares are included in the Company's outstanding share count. Of the 85,624 shares set forth in the table above, 45,081 shares were granted following the achievement of performance objectives set forth in an underlying performance-based award.

Historical Annual Share Usage

The following table provides, for each of the past three fiscal years, detail regarding (i) full-value, performance-based equity awards granted, vested, and forfeited; (ii) full-value, time-based equity awards granted, vested, and forfeited; and (iii) appreciation awards (non-qualified stock options) granted, vested, and forfeited. The table provides aggregate share totals for all such awards from all plans to all plan participants (including, but not limited to, our executive officers). For performance awards that include a time-vesting period following the performance period, the shares will be counted as vested at the end of the time-vesting period. Although this disclosure is not required under applicable disclosure rules, we are providing the disclosure to assist our stockholders and other interested parties in accurately calculating our equity compensation plan burn rate and overhang.

	Shares Underlying Full-Value, Performance-Based Equity Awards (#)[1]	Shares Underlying Full-Value, Time-Based Equity Awards (#)[2]	Shares Underlying Option Awards (#)[3]
Non-Vested as of December 31, 2013[4]	—	—	865,938
Granted in 2014	85,789	72,912	155,201
Vested in 2014	—	12,589	155,299
Forfeited in 2014	32,656	—	79,601
Non-Vested as of December 31, 2014	53,133	60,323	786,239
Granted in 2015	142,997	120,194	309,635
Vested in 2015	—	144,924	141,980
Forfeited in 2015	10,856	12,219	16,608
Non-Vested as of December 31, 2015	185,544	23,374	937,286
Granted in 2016	205,757	36,488	328,857
Vested in 2016	—	20,857	267,155
Forfeited in 2016	49,321	—	3,854
Non-Vested as of December 31, 2016	341,980	39,005	995,134

(1) The shares reflected in this column are subject to (i) performance-contingent restricted stock units, or (ii) awards granted pursuant to our key team member incentive program (which may be settled in shares pursuant to the 2015 Plan). The number of shares represents the maximum number of shares that the participants may earn under the associated performance-based award agreements.

For information regarding the terms, conditions, and vesting requirements of the performance-contingent restricted stock units, see "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" above. Under our key team member incentive program, each participant is eligible to earn restricted stock, subject to the achievement of performance goals over a one-year period. If earned, the restricted stock is issued following the one-year performance period and vests ratably over a subsequent two-year period (subject to continued employment or as otherwise provided in the underlying award agreement). Restricted shares earned under the key team member incentive program will be reflected as vested in the table above following the end of the time-vesting period. No executive officer participates in the key team member incentive program.

(2) The shares reflected in this column were made in the form of restricted stock. At the time of the restricted stock award, the associated shares were added to and included in the Company's total number of outstanding shares. Time-based restricted stock awards granted following the achievement of performance objectives under our key team member incentive program will be included in the "Shares Underlying Full-Value, Performance-Based Equity Awards" column.

(3) The shares reflected in this column were made in the form of non-qualified stock options.

(4) Prior to 2014, we had not made any grants of performance-based equity awards to plan participants. As a result, as of that date, no performance-based equity awards were outstanding. In addition, as of December 31, 2013, there were no unvested full-value, time-based equity awards outstanding.

Burn Rate. Burn rate provides a measure of the potential dilutive impact of our annual equity award program. Our burn rate for fiscal 2016 was 3.40%. Following the ISS methodology, our three-year average burn rate is 3.35%, which is well below our applicable ISS burn rate cap of 8.35%.

Overhang. Our overhang (a measure of shares subject to stock-based awards outstanding or reserved for future grants as a percentage of shares outstanding) as of March 21, 2017, was 11.30%. This percentage is in the 54th percentile of our 2016 peer group. If the additional 1,200,000 shares proposed to be authorized for grant under the 2015 Plan are included in the calculation, our overhang would be 18.74%, which is in the 85th percentile of our 2016 peer group.

Description of 2015 Plan

Share Limitations

As proposed to be amended, the maximum aggregate number of shares of common stock that we may issue pursuant to awards granted under the 2015 Plan may not exceed the sum of (i) 1,550,000 shares (currently 350,000 shares), plus (ii) any shares (A) remaining available for grant as of the effective date of the 2015 Plan under any Prior Plan and/or (B) subject to an award granted under the 2015 Plan or a Prior Plan, which award is forfeited, canceled, terminated, expires, or lapses for any reason without the issuance of shares or pursuant to which such shares are forfeited. The maximum aggregate number of shares of common stock that may be issued under the 2015 Plan pursuant to the grant of incentive options is proposed to be increased by the proposed plan amendments from 350,000 shares to 1,550,000 shares.

As of the 2015 Plan effective date (April 22, 2015), the maximum aggregate number of shares available under the Prior Plans was 572,061 shares (124,271 shares under the 2011 Plan and 447,790 shares under the 2007 Plan). For information regarding the aggregate number of shares subject to unvested outstanding full-value awards and options, the weighted average exercise price of options, and the weighted average remaining term of options, each as of March 21, 2017, see "Key Data Regarding Share Usage Under Regional's Long-Term Incentive Plans – Outstanding Awards and Share Reserve," above.

Under the 2015 Plan, in any 12-month period, (i) no participant may be granted options and SARs that are not related to an option for more than 450,000 shares of common stock (or the equivalent value thereof based on the fair market value per share of common stock on the grant date of an award); (ii) no participant may be granted awards other than options or SARs that are settled in shares of common stock for more than 450,000 shares of common stock; and (iii) the maximum amount of awards that are settled in cash that can be granted to any one participant will be $2,500,000. These limitations are not proposed to be increased. In addition, under the amended and restated 2015 Plan, the maximum number of shares of common stock subject to awards granted during any 12-month period to a non-employee director, taken together with any cash fees paid during such 12-month period to such non-employee director in respect of Board service, may not exceed $600,000 in total value (calculating the value of any such awards based on the fair market value per share of common stock on the grant date of the award).

The following are not included in calculating the 2015 Plan share limitations described above: (i) shares subject to an award, or any portion thereof, that is canceled, terminates, expires, is forfeited, or lapses for any reason; (ii) awards settled in cash; (iii) dividends, including dividends paid in shares; and (iv) any shares subject to an award other than an option or SAR that are not issued for any reason, including by reason of failure to achieve maximum performance factors or criteria. The following shares of common stock may not again be made available for issuance as awards under the 2015 Plan: (i) shares withheld from an award or delivered by a participant to satisfy tax withholding requirements for awards; (ii) shares not issued or delivered as a result of the net settlement of an outstanding award; (iii) shares withheld or delivered to pay the exercise price related to an outstanding award; and (iv) shares repurchased on the open market with the proceeds of an option price. In addition, (i) shares issued under the 2015 Plan through the settlement, assumption, or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition, or similar transaction involving Regional acquiring another entity will not reduce the maximum number of shares available for delivery under the 2015 Plan, and (ii) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the 2015 Plan and will not reduce the maximum number of shares available under the 2015 Plan, subject to applicable stock exchange listing requirements.

The number of shares reserved for issuance under the 2015 Plan, the participant award limitations, and the terms of awards may be adjusted in the event of an adjustment in the capital structure of Regional (due to a merger, recapitalization, stock dividend, stock split, or similar event). On March 21, 2017, the closing sales price of the common stock as reported on NYSE was $19.02 per share.

Purpose and Eligibility; Term

The purposes of the 2015 Plan are to encourage and enable selected employees, directors, and consultants of Regional and its affiliates to acquire or increase their holdings of our common stock and other equity-based interests in Regional and to provide other incentive awards in order to promote a closer identification of their interests with those of Regional and our stockholders. The 2015 Plan provides flexibility to Regional in its ability to motivate, attract, and retain the services of participants upon whose judgment, interest, and special effort the successful conduct of its operation largely depends. If the amendment and restatement of the 2015 Plan is approved by the stockholders, such amendment and restatement will be effective April 27, 2017. Awards can be granted under the 2015 Plan until April 21, 2025 or the 2015 Plan's earlier termination by the Board. Awards may be granted to selected employees, directors, and consultants of Regional or our affiliates in the discretion of the Administrator (as defined in this proposal below under "Description of 2015 Plan – Administration; Amendment and Termination"). As of March 20, 2017, approximately 1,380 employees, six non-employee directors, and certain of the Company's consultants (who have not yet been identified) were eligible to be selected to participate in the 2015 Plan. However, we expect that awards will be made to up to approximately 50 employees annually, including approximately five executive officers of the Company, and the non-employee directors of the Company.

The 2015 Plan's purpose will be carried out by the granting of awards to selected participants. The types of awards authorized under the 2015 Plan include: options in the form of incentive options and/or non-qualified options; SARs in the form of freestanding SARs and/or related SARs; restricted awards in the form of restricted stock awards and/or restricted stock units; performance awards in the form of performance shares and/or performance units; phantom stock awards; other stock-based awards; and/or dividend equivalent awards. We discuss the material terms of each type of award below.

Administration; Amendment and Termination

The Compensation Committee administers the 2015 Plan pursuant to Board delegation and subject to Board oversight. Each member of the Compensation Committee is independent under applicable Code Section 162(m), SEC Rule 16b-3, and NYSE listing standards. The Board and the Compensation Committee are referred to in this discussion collectively as the "Administrator."

Subject to the terms of the 2015 Plan, the Administrator's authority includes but is not limited to the authority to: (i) determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of common stock, if any, subject to an award, and all terms, conditions, restrictions, and limitations of an award; (ii) prescribe the form or forms of agreements evidencing awards granted under the 2015 Plan; (iii) establish, amend, and rescind rules and regulations for the administration of the 2015 Plan; (iv) correct any defect, supply any omission, or reconcile any inconsistency in the 2015 Plan or in any award or award agreement; and (v) construe and interpret the 2015 Plan, awards, and award agreements made under the 2015 Plan, interpret rules and regulations for administering the 2015 Plan, and make all other determinations deemed necessary or advisable for administering the 2015 Plan. In certain circumstances, the Board may expressly delegate to one or more officers of Regional or a special committee consisting of one or more directors who are also officers of Regional the authority, within specified parameters, to grant awards, and to make other determinations under the 2015 Plan with respect to such awards, to persons who are not directors or officers subject to Section 16 under the Exchange Act or covered employees under Code Section 162(m).

Under the amended and restated 2015 Plan, if approved by our stockholders, all awards granted to participants (as opposed to only employees) will be subject to a minimum vesting (or earning) period of one year (which may include installment vesting within such one year period as determined by the Administrator). Notwithstanding the foregoing, the Administrator may provide for (i) acceleration of vesting of all or a portion of an award in the event of the participant's death, disability, retirement, or qualifying termination or, in certain circumstances, upon a change of control of Regional; (ii) the grant of an award without a minimum vesting period or acceleration of the vesting of all or a portion of an award for any reason, but only with respect to awards for no more than an aggregate of 5% of the total number of authorized shares under the 2015 Plan; and (iii) the grant of (A) awards to participants that have different vesting terms in the case of awards that are substituted for other equity awards in connection with mergers or similar transactions, (B) awards as an inducement to be employed by Regional or its affiliates or to replace forfeited awards from a former employer, or (C) awards in exchange for foregone cash compensation. In addition, under the amended and restated 2015 Plan, non-employee directors would also be subject to a minimum vesting period commencing with the date on which such non-employee director is elected or appointed to the Board and ending on the earlier of the one year anniversary of the grant date of the award or the date of the next annual meeting following such non-employee director's election or appointment to the Board.

The Administrator has discretion to reduce or eliminate the amount of an award granted to any participant, including an award otherwise earned and payable pursuant to the terms of the 2015 Plan. The 2015 Plan and awards may be amended or terminated at any time by the Board, subject to the following: (i) stockholder approval is required of any 2015 Plan amendment if stockholder approval is required by applicable laws, rules, or regulations and (ii) an amendment or termination of an award may not materially adversely affect the rights of a participant without the participant's written consent. In addition, stockholder approval is required to (i) amend the terms of outstanding options or SARs to reduce the option price or base price of such outstanding options or SARs; (ii) exchange outstanding options or SARs for cash, for options or SARs with an option price or base price that is less than the option price or base price of the original option or SAR, or for other equity awards at a time when the original option or SAR has an option price or base price, as the case may be, above the fair market value of the common stock; or (iii) take other action with respect to options or SARs that would be treated as a re-pricing under the rules of the principal stock exchange on which shares of our common stock are listed. The Administrator has unilateral authority to amend the 2015 Plan and any award to the extent necessary to comply with applicable laws, rules, or regulations, or changes thereto. The Administrator may also adjust awards upon the occurrence of certain unusual or nonrecurring events, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2015 Plan or are necessary or appropriate to comply with applicable laws, rules, or regulations.

Types of Awards

Other than (i) minor technical amendments, including amendments to reflect proposed changes to tax withholding and minimum vesting terms, and (ii) the proposed changes to dividends and dividend equivalents highlighted below, no amendments are proposed to the types of awards under the 2015 Plan. A summary of the material terms of the types of awards authorized under the 2015 Plan is provided below.

Options. The 2015 Plan authorizes the grant of both incentive options and non-qualified options, both of which are exercisable for shares of our common stock, although incentive options may only be granted to our employees. The Administrator will determine the option price at which a participant may exercise an option. The option price must be no less than 100% of the fair market value per share of our common stock on the grant date, or 110% of the fair market value with respect to incentive options granted to an employee who owns stock representing more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any (except for certain options assumed or substituted in a merger or other transaction where the option price is adjusted in accordance with applicable tax regulations). Unless an individual award agreement provides otherwise, the option price may be paid in the form of cash or cash equivalent. In addition, except where prohibited by the Administrator or applicable laws, rules, and regulations, payment may also be made by: (i) delivery of shares of common stock owned by the participant; (ii) shares of common stock withheld upon exercise; (iii) delivery of written notice of exercise to Regional and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to Regional the amount of sale or loan proceeds to pay the option price; (iv) such other payment methods as may be approved by the Administrator and which are acceptable under applicable law; or (v) any combination of these methods. The Administrator will determine the term and conditions of an option and the period or periods during which, and conditions pursuant to which, a participant may exercise an option. The option term generally may not exceed 10 years, or five years with respect to incentive options granted to an employee who possesses more than 10% of the total combined voting power of all classes of our stock or stock of our parent or subsidiary corporation, if any. Options are generally subject to certain restrictions on exercise if the participant terminates employment or service unless an award agreement provides otherwise.

Stock Appreciation Rights. Under the terms of the 2015 Plan, SARs may be granted to the holder of an option (a "related option") with respect to all or a portion of the shares of common stock subject to the related option (a "related SAR") or may be granted separately (a "freestanding SAR"). The consideration to be received by the holder of a SAR may be paid in cash, shares of common stock (valued at fair market value on the date of the SAR exercise), or a combination of cash and shares of common stock, as determined by the Administrator. The holder of a SAR is entitled to receive from us, for each share of common stock with respect to which the SAR is being exercised, consideration equal in value to the excess, if any, of the fair market value of a share of common stock on the date of exercise over the base price per share of such SAR. The base price may be no less than 100% of the fair market value per share of our common stock on the date the SAR is granted (except for certain SARs assumed or substituted in a merger or other transaction where the base price is adjusted in accordance with applicable tax regulations).

SARs are exercisable according to the terms established by the Administrator and stated in the applicable award agreement. Upon the exercise of a related SAR, the related option is deemed to be canceled to the extent of the number of shares of common stock for which the related SAR is exercised. Likewise, a related SAR will be canceled to the extent of the number of shares as to which a related option is exercised or surrendered. A SAR may not be exercised more than 10 years after it was granted, or such shorter period as may apply to related options in the case of related SARs. The Administrator will determine the extent, if any, to which a participant may exercise a SAR following termination of employment or service, which rights, if any, will be stated in an award agreement.

Restricted Awards. Under the terms of the 2015 Plan, the Administrator may grant restricted awards to participants for such numbers, upon such terms, and at such times as the Administrator determines. Restricted awards may be in the form of restricted stock awards and/or restricted stock units that are subject to certain conditions, which conditions must be met in order for such award to vest and be earned, in whole or in part, and to no longer be subject to forfeiture. Restricted stock awards are payable in shares of common stock. Restricted stock units may be payable in cash or shares of common stock, or partly in cash and partly in shares of common stock, in accordance with the terms of the 2015 Plan and the discretion of the Administrator.

The Administrator will determine the restriction period for each restricted award and will determine the conditions that must be met in order for a restricted award to be granted or to vest or be earned (in whole or in part). These conditions may include (but are not limited to) payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time (or a combination of attainment of performance objectives and continued service), retirement, disability, death, or any combination of conditions. In the case of restricted awards based upon performance factors or criteria, or a combination of performance factors or criteria and continued service, the Administrator will determine the performance factors or criteria to be used in valuing restricted awards, and these performance measures may vary from participant to participant and between groups of participants and will be based upon such corporate, business unit or division, and/or individual performance factors or criteria as the Administrator determines. However, with respect to restricted awards payable to "covered employees" (generally the chief executive officer or one of the three other highest compensated executive officers other than the chief financial officer) that are intended to qualify as performance-based compensation under Code Section 162(m), to the extent required under Code Section 162(m), the performance measures must be objective and are limited to one or more of the performance factors or criteria described in this proposal below under "Performance-Based Compensation – Code Section 162(m) Requirements". In addition, with respect to compensation that is not intended to qualify for the performance-based compensation exception under Code Section 162(m), the Administrator may apply other performance factors and criteria, which may or may not be objective. The Administrator has authority to determine whether and to what degree restricted awards have vested and been earned and are payable, as well as to establish and interpret the terms and conditions of restricted awards. If a participant's employment or service is terminated for any reason and all or any part of a restricted award has not vested or been earned pursuant to the terms of the 2015 Plan and the individual award agreement, the award will be forfeited, unless an award agreement or the Administrator provides otherwise.

Performance Awards. Under the terms of the 2015 Plan, the Administrator may grant performance awards to participants upon such terms and conditions and at such times as the Administrator determines. Performance awards may be in the form of performance shares and/or performance units. An award of a performance share is a grant of a right to receive shares of common stock or the cash value thereof (or a combination of both) that is contingent upon the achievement of performance or other objectives during a specified period and that has a value on the date of grant equal to the fair market value (as determined in accordance with the 2015 Plan) of a share of common stock. An award of a performance unit is a grant in an amount determined by the Administrator that gives the holder the opportunity to receive shares of common stock, a cash payment, or a combination of common stock and cash (as determined by the Administrator), which is contingent upon the achievement of performance or other objectives during a specified period and which has an initial value determined in a dollar amount established by the Administrator at the time of grant.

The Administrator will determine the performance period for each performance award and will determine the conditions that must be met in order for a performance award to be granted or to vest or be earned (in whole or in part). These conditions may include (but are not limited to) payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, or a combination of such conditions. In the case of performance awards based upon specified performance objectives, the Administrator will determine the performance factors or criteria to be used in valuing performance awards, and these performance factors or criteria may vary from participant to participant and between groups of participants and will be based upon such corporate, business unit or division, and/or individual performance factors or criteria as the Administrator determines. However, with respect to performance awards payable to covered employees that are intended to qualify as performance-based compensation under Code Section 162(m), to the extent required under Code Section 162(m), the performance factors or criteria are limited to one or more of the performance factors or criteria described in this proposal below under "Performance-Based Compensation – Code Section 162(m) Requirements". In addition, with respect to compensation that is not intended to qualify for the performance-based compensation exception under Code Section 162(m), the Administrator may apply other performance factors and criteria, which may or may not be objective. The Administrator has authority to determine whether and to what degree performance awards have been earned and are payable, as well as to interpret the terms and conditions of performance awards. If a participant's employment or service is terminated for any reason and all or any part of a performance award has not been earned pursuant to the terms of the 2015 Plan and the individual award agreement, the award will be forfeited, unless an award agreement or the Administrator provides otherwise.

Phantom Stock Awards. Under the terms of the 2015 Plan, the Administrator may grant phantom stock awards to participants in such numbers, upon such terms and conditions, and at such times as the Administrator may determine. An award of phantom stock is an award of a number of hypothetical share units with respect to shares of our common stock, with a value based on the fair market value of a share of common stock.

Subject to the terms of the 2015 Plan, the Administrator has authority to determine whether and to what degree phantom stock awards have vested and are payable and to interpret the terms and conditions of phantom stock awards. Upon vesting of all or part of a phantom stock award and satisfaction of other terms and conditions that the Administrator establishes, the holder of a phantom stock award will be entitled to a payment of an amount equal to the fair market value of one share of our common stock with respect to each such phantom stock unit that has vested and is payable. We may make payment in cash, shares of common stock, or a combination of cash and stock, as determined by the Administrator. If a participant's employment or service is terminated for any reason and all or any part of a phantom stock award has not vested and become payable pursuant to the terms of the 2015 Plan and the individual award agreement, the participant will forfeit the award unless an award agreement or the Administrator provides otherwise.

Other Stock-Based Awards. The Administrator may grant other stock-based awards, which may be valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock or awards for shares of common stock. Such other stock-based awards include, but are not limited to, awards granted in lieu of bonus, salary, or other compensation, awards granted with vesting or performance conditions, and/or, subject to the terms of the 2015 Plan (as amended and restated), awards granted without being subject to vesting or performance conditions. Subject to the provisions of the 2015 Plan, the Administrator will determine the number of shares of common stock to be awarded to a participant under (or otherwise related to) such other stock-based awards, whether such awards may be settled in cash or shares of common stock (or a combination of both), and the other terms and conditions of such awards.

Dividends and Dividend Equivalents. The Administrator may provide that awards (other than options and SARs) earn dividends or dividend equivalent rights. Under the amended and restated 2015 Plan, dividends and dividend equivalent rights (whether paid in cash or shares of common stock), if any, on unearned or unvested awards may not be paid (even if accrued) unless and until the underlying award (or portion thereof) has vested and/or been earned. Under the current 2015 Plan, this restriction applies only to performance-based awards. Any dividends or dividend equivalent rights related to an award will be structured with the intent so as to avoid causing the award and related dividends or dividend equivalent rights to be subject to Code Section 409A or will otherwise be structured with the intent that the award and dividends and dividend equivalent rights are in compliance with Code Section 409A.

Change of Control

Under the terms of the 2015 Plan, the following provisions will apply in the event of a change of control (except to the extent otherwise required under Code Section 409A):

- To the extent that the successor or surviving company in the change of control event does not assume or substitute for an award (or in which Regional is the ultimate parent corporation and does not continue the award) on substantially similar terms or with substantially equivalent economic benefits as awards outstanding under the 2015 Plan (as determined by the

Administrator), (i) all outstanding options and SARs will become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (ii) any restrictions, including but not limited to the restriction period, performance period, and/or performance factors or criteria, applicable to any award other than options or SARs will be deemed to have been met, and such awards will become fully vested, earned, and payable to the fullest extent of the original grant of the applicable award (or, in the case of performance-based awards, the earning of which is based on attaining a target level of performance, such awards will be deemed earned at target).

- In addition, pursuant to the proposed terms of the amended and restated 2015 Plan, in the event that an award is substituted, assumed, or continued, the award will become vested (and, in the case of options and SARs, exercisable) in full and any restrictions, including but not limited to the restriction period, performance period, and/or performance factors or criteria, applicable to any outstanding award other than options or SARs will be deemed to have been met and such awards will become fully vested, earned, and payable to the fullest extent of the original award (or, in the case of performance-based awards, the earning of which is based on attaining a target level of performance, such awards will be deemed earned at target), if the employment or service of the participant is terminated within six months before (in which case vesting will not occur until the effective date of the change of control) or one year after the effective date of a change of control if such termination of employment or service (i) is by Regional not for cause or (ii) is by the participant for good reason. Currently under the 2015 Plan, a participant's employment, change in control, consulting, or other similar agreement, if applicable, may vary the time period following termination of employment or service in which termination by Regional not for cause or by the participant for good reason will result in vesting of the award, although this provision is proposed to be removed under the amended and restated 2015 Plan.

Transferability

Incentive options are not transferable other than by will or the laws of intestate succession or, in the Administrator's discretion, as may otherwise be permitted in accordance with Code Section 422 and related regulations. Non-qualified options and SARs generally are not transferable other than by will or the laws of intestate succession, except for transfers if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Restricted awards, performance awards, phantom stock awards, and other stock-based awards that have not vested and/or been earned generally are not transferable other than transfers by will or the laws of intestate succession, and participants may not sell, transfer, assign, pledge, or otherwise encumber shares subject to an award until the award has vested and/or been earned and all other conditions established by the Administrator have been met.

Forfeiture, Recoupment, and Stock Retention

As noted above, the 2015 Plan authorizes the Administrator to require forfeiture and/or recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant comply with Regional's Compensation Recoupment Policy and Stock Ownership and Retention Policy and/or other similar policies that may apply to the participant or be imposed under applicable laws.

Performance-Based Compensation – Code Section 162(m) Requirements

The 2015 Plan is intended to comply with the requirements imposed by Code Section 162(m) and related regulations in order to position us to preserve, to the extent practicable, Regional's federal income tax deduction for awards made under the 2015 Plan to "covered employees" (generally, the chief executive officer and the three other highest compensated executive officers other than the chief financial officer). Code Section 162(m) generally denies a public corporation a deduction for compensation in excess of $1,000,000 paid to any covered employee unless the compensation is exempt from the $1,000,000 limitation because it qualifies as performance-based compensation. In order to qualify as performance-based compensation, the compensation paid under a plan to covered employees must be paid under pre-established objective performance goals determined and certified by a committee comprised of outside directors.

In addition to other requirements for the performance-based compensation exception under Code Section 162(m) to apply, stockholders must be advised of, and must approve, the material terms (or changes in material terms) of the performance goals under which compensation is to be paid. Stockholder re-approval is required every five years or sooner under certain circumstances. Although the 2015 Plan is intended to comply with the Code Section 162(m) performance-based compensation exception to the extent practicable, Regional cannot guarantee the tax treatment under Code Section 162(m).

In an attempt to preserve, to the extent practicable, Regional's potential ability to deduct compensation payable under the 2015 Plan to covered employees that is intended to satisfy the performance-based compensation exception, we are proposing that stockholders approve the 2015 Plan, as amended and restated. The material terms subject to stockholder approval include the following, which are not proposed to be modified: (i) the employees eligible to receive compensation; (ii) a description of the business criteria on which the performance goal is based; and (iii) either the maximum amount of the compensation that may be paid to an employee during a specified period or the formula used to calculate the amount of compensation to be paid if the performance goal is met. The eligibility and participant award limitations are described in this proposal above under "Description of 2015 Plan – Purpose and Eligibility; Term" and "Description of 2015 Plan – Share Limitations."

With respect to awards payable to covered employees that are intended to qualify for the performance-based compensation exception under Code Section 162(m), to the extent required under Code Section 162(m), the performance criteria will be limited to one or more of the following: (i) consolidated income before or after taxes (including income before interest, taxes, depreciation, and amortization); (ii) EBITDA; (iii) adjusted EBITDA; (iv) operating income; (v) net income; (vi) adjusted cash net income; (vii) adjusted cash net income per share; (viii) net income per share and/or earnings per share (in each case, on a basic and/or diluted basis); (ix) book value per share; (x) return on members' or stockholders' equity; (xi) expense management (including, without limitation, total general and administrative expense percentages); (xii) return on investment; (xiii) improvements in capital structure; (xiv) profitability of an identifiable business unit or product; (xv) maintenance or improvement of profit margins; (xvi) stock price; (xvii) market share; (xviii) revenue or sales (including, without limitation, net loans charged off, average finance receivables, net loans charged off as percent of average net finance receivables, and net finance receivables); (xix) costs (including, without limitation, total general and administrative expense percentage); (xx) cash flow; (xxi) working capital; (xxii) multiple of invested capital; (xxiii) total debt (including, without limitation, total debt as a multiple of EBITDA); and (xxiv) total return.

The Administrator may modify performance criteria or terms of awards due to extraordinary item or developments, or in recognition of any other unusual or infrequent events affecting Regional or the financial statements of Regional, or in response to changes in applicable law, accounting principles or business conditions. These include adjustments to reflect the following, subject to plan terms: (i) asset write-downs or impairment charges; (ii) significant litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting standards or principles or other laws or regulatory rules; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in then-current accounting principles; (vi) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Regional's annual report to stockholders; (vii) acquisitions or divestitures; (viii) a change in the Regional's fiscal year; (ix) any other specific unusual or infrequent events or objectively determinable category thereof; and/or (x) foreign exchange gains and losses.

Certain U.S. Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state, or local) income tax consequences of awards granted under the 2015 Plan as of the date of this Proxy Statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Regional. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances.

Incentive Options. Incentive options granted under the 2015 Plan are intended to qualify as incentive stock options under Code Section 422. Pursuant to Code Section 422, the grant and exercise of an incentive option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant does not dispose of shares received upon exercise of such option less than one year after the date of exercise and two years after the date of grant, and if the participant has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the option price for such shares generally will constitute an item of adjustment in computing the participant's alternative minimum taxable income for the year of exercise. Thus, certain participants may increase their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code.

We generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option. Upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the option price, and such amount will be treated as capital gain or loss.

If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the premature disposition as ordinary income to the extent of the lesser of: (i) the fair market value of the stock on the date of exercise minus the option price or (ii) the amount realized on disposition of the stock minus the option price. Any gain in excess of these amounts may be treated as capital gain. We generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Pursuant to the Code and the terms of the 2015 Plan, in no event can there first become exercisable by a participant in any one calendar year incentive options granted by Regional with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent an incentive option granted under the 2015 Plan exceeds this limitation, it will be treated as a non-qualified option. In addition, no incentive option may be granted to an individual who owns, immediately before the time that the option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of Regional, unless the option price is equal to or exceeds 110% of the fair market value of the stock and the option period does not exceed five years.

Non-Qualified Options. The grant of a non-qualified option should not result in taxable income to a participant or a tax deduction to Regional. The difference between the fair market value of the stock on the date of exercise and the option price will constitute taxable ordinary income to the participant on the date of exercise. We generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting. The participant's basis in shares of common stock acquired upon exercise of an option will equal the option price plus the amount of income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant, and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.

Stock Appreciation Rights. For federal income tax purposes, the grant of a SAR should not result in taxable income to a participant or a tax deduction to Regional. Upon exercise, the amount of cash and fair market value of shares received by the participant, less cash or other consideration paid (if any), is taxed to the participant as ordinary income, and Regional will generally be entitled to a corresponding income tax deduction to the extent the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Restricted Stock Awards. The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to Regional for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Code Section 83. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture, or the award is transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant's ordinary income as compensation, except that, in the case of restricted stock issued at the beginning of the restriction period, the participant may elect to include in his or her ordinary income as compensation at the time the restricted stock is awarded, the fair market value of such shares at such time, less any amount paid for the shares. We generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Restricted Stock Units, Performance Awards, Phantom Stock Awards, Other Stock-Based Awards, and Dividend Equivalents. The grant of a restricted stock unit, performance award, phantom stock award, other stock-based awards, or a dividend equivalent award generally should not result in taxable income to the participant or a tax deduction to Regional for federal income tax purposes. However, the participant will recognize income on account of the settlement of such award. The income recognized by the participant at that time will be equal to any cash that is received and the fair market value of any stock that is received in settlement of the award. We generally will be entitled to a corresponding income tax deduction upon the settlement of such an award equal to the ordinary income recognized by the participant to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.

Code Section 409A. Awards granted under the 2015 Plan may be subject to Code Section 409A and related regulations and other guidance. Code Section 409A imposes certain requirements on compensation that is deemed under Code Section 409A to involve deferred compensation. If Code Section 409A applies to the 2015 Plan or any award, and the 2015 Plan and award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. We do not have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

Performance-Based Compensation – Section 162(m) Requirements. The 2015 Plan is structured with the intent of allowing the Compensation Committee, in its sole discretion, to pay compensation that may be intended to be exempt from Code Section 162(m) in order to preserve, to the extent practicable, Regional's ability to claim a tax deduction for such awards under the 2015 Plan to covered employees. The Compensation Committee, however, reserves the discretion to award compensation under the 2015 Plan that does not comply with the Code Section 162(m) exemption. Code Section 162(m) generally denies an employer a deduction for compensation paid to covered employees of a publicly held corporation in excess of $1,000,000 unless the compensation is exempt from the $1,000,000 limitation because it is performance-based compensation. Subject to Code Section 162(m) and certain reporting requirements, we may be entitled to an income tax deduction with respect to the amount of compensation includable as income to the participant.

Tax Withholding

Generally, a participant will be required to pay Regional in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by Regional to such authority for the account of the recipient. Alternatively, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign, or other income tax obligations relating to an award, by electing to deliver to Regional shares of common stock held by the participant (which are fully vested and not subject to any pledge or other security interest) or to have Regional withhold shares of common stock from the shares to which the recipient is otherwise entitled. Under the amended and restated 2015 Plan, the number of shares to be withheld or delivered will have a fair market value (as determined pursuant to the 2015 Plan) as of the date that the amount of tax to be withheld is determined as nearly as equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with applicable laws, rules, and regulations and applicable accounting principles), the amount of such obligations being satisfied. This provision affords the Administrator the flexibility to permit tax withholding at a rate greater than the minimum statutory tax withholding rate, but not in excess of the maximum statutory withholding rate in the recipient's jurisdiction, in accordance with recent accounting developments.

New Plan Benefits

Awards made under the 2015 Plan are made at the Compensation Committee's discretion. Accordingly, it is not possible to determine at this time the amount of awards that will be granted in the future under the 2015 Plan. The table below summarizes awards granted under the 2015 Plan during the fiscal year ended December 31, 2016, to our named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees of Regional other than executive officers, including all current officers who are not executive officers, as a group. The closing price per share of our common stock on March 21, 2017 was $19.02. Additional information regarding grants made under the 2015 Plan in fiscal year 2016 may be found above under the headings "Compensation Discussion and Analysis – Elements of Compensation – Long-Term Incentive Awards" and "Compensation Discussion and Analysis – Elements of Compensation – Key Employee Retention Program."

Name and Position	Shares Underlying Options Granted (#)	Weighted Average Exercise Price ($)	Shares Underlying Restricted Stock Awards Granted (#)	Shares Underlying Restricted Stock Units Granted (#)[1]	Shares Underlying Other Equity-Based Awards Granted (#)[2]
Peter R. Knitzer, *Chief Executive Officer*	122,058	18.69	3,461	—	—
Michael R. Dunn, *Former Chief Executive Officer and Executive Chairman*	67,174	17.08	—	45,666	—
Jody L. Anderson, *President and Chief Operating Officer*	21,638	17.08	—	14,709	—
Donald E. Thomas, *Executive Vice President and Chief Financial Officer*	21,444	17.08	5,854	14,577	—
Daniel J. Taggart, *Senior Vice President and Chief Risk Officer*	13,262	17.08	—	9,015	—
Brian J. Fisher, *Vice President and General Counsel*	12,379	17.08	4,391	8,415	—
All current executive officers as a group (five persons)	190,781	18.11	13,706	46,716	—
All current directors who are not executive officers, as a group[3]	44,409	15.89	18,246	—	—
All current employees, including officers who are not executive officers, as a group	22,941	16.62	4,536	15,511	95,449

(1) The number of shares set forth in the table above represents the maximum number of shares that the participants may earn under the associated performance-contingent RSU award agreements.

(2) The number of shares set forth in the table above represents the maximum number of restricted shares that the participants may earn pursuant to the associated key team member incentive program award agreements. Under the key team member incentive program, each participant is eligible to earn restricted stock, subject to the achievement of performance goals over a one-year period. If earned, the restricted stock is issued following the one-year performance period and vests ratably over a subsequent two-year period (subject to continued employment or as otherwise provided in the underlying award agreement).

(3) These numbers exclude awards made to Mr. Knitzer (our current Chief Executive Officer) and Mr. Dunn (our former Chief Executive Officer and Executive Chairman).

Through March 21, 2017, we have granted 59,028 shares underlying non-qualified stock options at a weighted average exercise price of $19.99 to our current executive officers, as a group; 23,013 shares underlying non-qualified stock options at a weighted average exercise price of $19.99 to our other current employees, as a group; 111,014 shares underlying restricted stock units to our current executive officers, as a group; 15,487 shares underlying restricted stock units to our other current employees, as a group; no shares underlying restricted stock awards to our current executive officers; and 49,136 shares underlying restricted stock awards to our other current employees, as a group (of which 45,081 were shares underlying the "Other Equity-Based Awards" in the table above (the key team member incentive program, described above), with the balance of such shares forfeited).

Required Vote and Recommendation

The affirmative vote of the holders of a majority of the votes cast on this proposal at the Annual Meeting in person or by proxy is required to re-approve the 2015 Plan, as amended and restated. Abstentions will have the same effect as a vote against the proposal, but broker non-votes will have no effect on the outcome of the proposal.

The Board believes that approval of the amended and restated 2015 Plan is in the best interests of Regional. The 2015 Plan allows us to further the purposes of our equity compensation program and serves as an important recruitment and retention tool. The Board believes that substantial equity-based ownership and other long-term incentives encourage management to take actions favorable to the long-term interests of Regional and its stockholders. Accordingly, equity-based and other long-term compensation makes up a significant portion of the overall compensation of our executive management team. The Board believes that the adoption of the amended and restated 2015 Plan will allow us to continue the use of equity compensation as a component of a competitive, but measured, overall compensation program.

The Board of Directors unanimously recommends a vote "FOR" the approval of the amended and restated 2015 Long-Term Incentive Plan, including re-approval of certain provisions for Code Section 162(m) purposes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the close of trading on March 21, 2017, of: (i) each person known by us to beneficially own more than five percent of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our directors and executive officers, as a group.

Name	Shares Beneficially Owned[1]	
	Number	Percentage
Shareholders Agreement Group[2]	761,417	6.5%
Basswood Capital Management, L.L.C.[3]	1,087,564	9.4%
Wellington Management Group LLP and affiliates[4]	1,043,106	9.0%
Second Curve Capital, LLC[5]	728,605	6.3%
Dimensional Fund Advisors LP[6]	627,029	5.4%
BlackRock, Inc.[7]	613,323	5.3%
LSV Asset Management[8]	596,199	5.1%
Numeric Investors LLC[9]	584,330	5.0%
Roel C. Campos[10]	51,769	*
Michael R. Dunn[11]	209,270	1.8%
Steven J. Freiberg[12]	150,349	1.3%
Richard A. Godley[13]	363,414	3.1%
Alvaro G. de Molina[14]	50,367	*
Carlos Palomares[15]	51,042	*
Peter R. Knitzer[16]	53,870	*
Jody L. Anderson[17]	13,012	*
Donald E. Thomas[18]	158,435	1.3%
Daniel J. Taggart[19]	10,971	*
Brian J. Fisher[20]	29,502	*
All directors and executive officers, as a group (11 persons)	1,142,001	9.5%

* Amount represents less than 1.0%

(1) Applicable percentage of ownership is based upon 11,623,711 shares of our common stock outstanding on March 21, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares shown as beneficially owned. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the shares and percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as otherwise indicated, the persons or entities listed in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The address for all directors and officers listed in the table above is c/o Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina 29651.

(2) The "Shareholders Agreement Group" is comprised of those parties to the Amended and Restated Shareholders Agreement described under "Certain Relationships and Related Person Transactions" below. Parallel 2005 Equity Fund, LP (with its affiliates, "Parallel"); Palladium Equity Partners III, L.P. (with its affiliates, "Palladium"); the Richard A. Godley, Sr. Revocable Trust dated August 29, 2005; Vanessa Bailey Godley; William T. "Tyler" Godley; the Tyler Godley 2011 Irrevocable Trust dated March 28, 2011; the Pamela Denise Godley Revocable Trust dated November 3, 2011; the Haylei D. Tucker Family 2012 Irrevocable Trust dated December 17, 2012; the Tyler Godley Children 2012 Irrevocable Trust dated December 17, 2012; the Jerry L. Shirley Revocable Trust dated June 4, 2009 (Mr. Shirley passed away in 2016); Brenda F. Kinlaw; C. Glynn Quattlebaum; Sherri Quattlebaum; and Jesse W. Geddings are parties to the Shareholders Agreement. The information reported is based on a Schedule 13G/A filed with the SEC on February 14, 2017 and updated ownership information provided to the Company. The address of Parallel is 2525 McKinnon Street, Suite 330, Dallas, Texas 75201. The address of Palladium is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, New York 10020. The address of all other members of the Shareholders Agreement Group is c/o Regional Management Corp., 979 Batesville Road, Suite B, Greer, SC 29651. The amount stated includes (i) 19,456 shares subject to options beneficially owned by Mr. Godley (see footnote 13 below); (ii) 19,966 shares subject to options beneficially owned by Mr. Quattlebaum; and (iii) 14,059 shares subject to options beneficially owned by Mr. Geddings. All such options are either currently exercisable or exercisable within 60 days of March 21, 2017, and no party beneficially owning such options will have voting or investment power until the options are exercised. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by the Shareholders Agreement Group, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes.

(3)   The information reported is based on a Schedule 13G/A filed with the SEC on February 8, 2017, reporting shared power of Basswood Capital Management, L.L.C., Matthew Lindenbaum, and Bennett Lindenbaum (collectively, "Basswood") to vote or direct the vote and to dispose or direct the disposition of 1,087,564 shares. Matthew Lindenbaum is the Managing Member of Basswood Capital Management, L.L.C. The business address of Basswood is 645 Madison Avenue, 10th Floor, New York, NY 10022.

(4)   The information reported is based on a Schedule 13G/A and a Schedule 13G, each filed with the SEC on February 9, 2017, reporting: (i) shared power of Wellington Management Group LLP ("WMG") to vote or direct the vote of 757,842 shares and shared power of WMG to dispose or direct the disposition of 1,043,106 shares; (ii) shared power of Wellington Group Holdings LLP ("WGH") to vote or direct the vote of 757,842 shares and shared power of WGH to dispose or direct the disposition of 1,043,106 shares; (iii) shared power of Wellington Investment Advisors Holdings LLP ("WIAH") to vote or direct the vote of 757,842 shares and shared power of WIAH to dispose or direct the disposition of 1,043,106 shares; (iv) shared power of Wellington Management Company LLP ("WMC") to vote or direct the vote of 737,706 shares and shared power of WMC to dispose or direct the disposition of 953,175 shares; and (v) shared power of Wellington Trust Company, NA ("WTC") to vote or direct the vote and to dispose or direct the disposition of 637,928 shares. The business address of WMG, WGH, WIAH, WMC, and WTC is 280 Congress Street, Boston, MA 02210.

(5)   The information reported is based on a Schedule 13G/A filed with the SEC on January 19, 2017, reporting shared power of Second Curve Capital, LLC ("Second Curve") and Thomas K. Brown, its Managing Member, to vote or direct the vote and to dispose or direct the disposition of 728,605 shares. The business address of Second Curve and Mr. Brown is 350 5th Avenue, Suite 4730, New York, New York 10018.

(6)   The information reported is based on a Schedule 13G filed with the SEC on February 9, 2017, reporting the sole power of Dimensional Fund Advisors LP ("Dimensional") to vote or direct the vote of 595,769 shares and the sole power of Dimensional to dispose or direct the disposition of 627,029 shares. The business address of Dimensional is Building One, 6300 Bee Cave Road, Austin, TX 78746.

(7)   The information reported is based on a Schedule 13G filed with the SEC on January 30, 2017, reporting the sole power of BlackRock, Inc. ("BlackRock") to vote or direct the vote of 604,101 shares and the sole power of BlackRock to dispose or direct the disposition of 613,323 shares. The business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(8)   The information reported is based on a Schedule 13G filed with the SEC on February 6, 2017, reporting the sole power of LSV Asset Management ("LSV") to vote or direct the vote of 338,124 shares and the sole power of LSV to dispose or direct the disposition of 596,199 shares. The business address of LSV is 155 N. Wacker Drive, Suite 4600, Chicago, IL 60606.

(9)   The information reported is based on a Schedule 13G/A filed with the SEC on February 9, 2017, reporting shared power of Numeric Investors LLC ("Numeric") and Man Group plc ("Man Group") to vote or direct the vote and to dispose or direct the disposition of 584,330 shares. The business address of Numeric is 470 Atlantic Avenue, 6th Floor, Boston, MA 02210, and the business address of Man Group is Riverbank House, 2 Swan Lane, London EC4R 3AD, United Kingdom.

(10) The amount stated includes 28,670 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Campos will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Campos and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(11) The amount stated includes 29,057 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Dunn will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Dunn and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(12) Mr. Freiberg holds 77,554 shares directly. Additional shares stated are owned by (i) Neena Freiberg (Mr. Freiberg's wife) (30,000 shares), and (ii) the Neena Freiberg Irrevocable Trust, of which Mr. Freiberg is trustee (24,854 shares). The amount stated also includes 17,941 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Freiberg will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Freiberg and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(13) Mr. Godley holds 18,593 shares directly. Additional shares stated are owned by (i) the Pamela Denise Godley Revocable Trust dated November 3, 2011, of which Pamela Denise Godley is trustee (Mrs. Godley is Mr. Godley's wife) (61,505 shares), (ii) the Haylei D. Tucker Family 2012 Irrevocable Trust dated December 17, 2012, of which Mrs. Godley is trustee (60,000 shares), and (iii) the Tyler Godley 2011 Irrevocable Trust dated March 28, 2011, of which Mrs. Godley is investment advisor (203,860 shares). Mr. Godley disclaims beneficial ownership of the shares held by trusts for which his wife is trustee or investment

advisor. The amount stated also includes 19,456 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Godley will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Godley and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes. Mr. Godley is a director of the Company and is a party to the Amended and Restated Shareholders Agreement described under "Certain Relationships and Related Person Transactions" below.

(14) The amount stated includes 30,166 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. de Molina will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. de Molina and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(15) The amount stated includes 28,670 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Palomares will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Palomares and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(16) The amount stated includes 36,260 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Knitzer will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Knitzer and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(17) The amount stated includes 13,012 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Anderson will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Anderson and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(18) Mr. Thomas holds 5,854 shares directly. An additional 8,000 shares stated are owned by The Donald Eugene Thomas and Jeanine Leigh Thomas Joint Revocable Living Trust. Mr. Thomas and his wife, Jeanine Leigh Thomas, are the trustees of The Donald Eugene Thomas and Jeanine Leigh Thomas Joint Revocable Living Trust. The amount stated also includes 144,581 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Thomas will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Thomas and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(19) The amount stated includes 4,420 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Taggart will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Taggart and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(20) The amount stated includes 21,436 shares subject to options either currently exercisable or exercisable within 60 days of March 21, 2017, over which Mr. Fisher will not have voting or investment power until the options are exercised. The option shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Fisher and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than ten percent of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and our other equity securities. Our directors, executive officers, and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2016, all Section 16(a) filing requirements applicable to directors, executive officers, and greater than ten percent beneficial owners were timely complied with by such persons.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Shareholders Agreement

In March 2007, we entered into a shareholders agreement, which was amended and restated on March 27, 2012, by that certain Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), by and among the Company, Parallel 2005 Equity Fund, LP (collectively with its affiliates, "Parallel"), Palladium Equity Partners III, L.P. (collectively with its affiliates, "Palladium"), and certain other stockholders party thereto (such stockholders referred to in this "Certain Relationships and Related Person Transactions" section as the "individual owners"). In fiscal 2016, the stockholders party to the Shareholders Agreement were related persons due to their greater than five percent equity ownership in the Company, in the aggregate, and their participation in the Shareholders Agreement, which qualifies them as a "group" under Section 13(d) of the Exchange Act. The Shareholders Agreement includes the following voting agreement:

- if the parties to the Shareholders Agreement hold more than 50% of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the smallest whole number of directors that constitutes a majority of the Board;

- if the parties to the Shareholders Agreement hold 50% or less, but more than 25%, of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the number of directors that is one fewer than the smallest whole number of directors that constitutes a majority of the Board; and

- if the parties to the Shareholders Agreement hold 25% or less of our outstanding stock entitled to vote for the election of directors, such parties will have no right to designate directors except that each of (1) Palladium, (2) Parallel, and (3) a representative of the individual owners party to the Shareholders Agreement will have the right to designate one director if such stockholder or group of stockholders holds at least 5% of the outstanding stock entitled to vote for the election of directors.

Mr. Godley has served on the Board as a director designee of the individual owners and is a director nominee standing for reelection at the Annual Meeting. As of March 17, 2017, the individual owners retain the right to designate one director for election to the Company's Board pursuant to the terms of the Shareholders Agreement. In September 2013 and December 2013, Palladium and Parallel closed secondary public offerings pursuant to which each sold its equity ownership in the Company, and as a result, neither Palladium nor Parallel retains any right to designate directors of the Company in the future pursuant to the terms of the Shareholders Agreement.

The Shareholders Agreement further provides that, in certain circumstances, parties to the Shareholders Agreement that have designated a director who is then serving on our Board may not make a significant investment in one of our competitors unless such party has first presented the investment opportunity to us. The Shareholders Agreement is filed as an exhibit to our Annual Report on Form 10-K, and the foregoing description is qualified by reference thereto.

Statement of Policy Regarding Transactions with Related Persons

Our Board has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel, or other person designated by our Board, any "related person transaction" (defined as any transaction that is anticipated and would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel, or such other person, will then promptly communicate that information to our Board. No related person transaction will be executed without the approval or ratification of our Board or a committee of the Board. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest and provide all material information he or she has concerning the related person transaction to the Board. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction, and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation. In determining whether to approve or ratify a related person transaction, the Board may consider such facts and circumstances as it deems appropriate, including (i) the benefits to us; (2) the availability of other sources for comparable products or services; (3) the terms of the proposed related person transaction; and (4) the terms available to unrelated third parties or to employees generally in an arms-length negotiation.

Indemnification of Directors, Officers, and Certain Current and Former Stockholders

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). In addition, our Amended and Restated Certificate of Incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Further, in connection with the September 2013 and December 2013 secondary public offerings described above, we agreed to indemnify Palladium, Parallel, and certain other selling stockholders for certain losses, claims, damages, liabilities, and expenses arising out of such secondary public offerings.

On May 30, 2014, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York (the "Court") against the Company and certain of its current and former directors, executive officers, and stockholders (collectively, the "Defendants"). The complaint alleged violations of the Securities Act of 1933 (the "1933 Act Claims") and sought unspecified compensatory damages and other relief on behalf of a purported class of purchasers of the Company's common stock in the September 2013 and December 2013 secondary public offerings. On August 25, 2014, Waterford Township Police & Fire Retirement System and City of Roseville Employees' Retirement System were appointed as lead plaintiffs (collectively, the "Plaintiffs"). An amended complaint was filed on November 24, 2014. In addition to the 1933 Act Claims, the amended complaint also added claims for violations of the Securities Exchange Act of 1934 (the "1934 Act Claims") seeking unspecified compensatory damages on behalf of a purported class of purchasers of the Company's common stock between May 2, 2013 and October 30, 2014, inclusive. On January 26, 2015, the Defendants filed a motion to dismiss the amended complaint in its entirety. In response, the Plaintiffs sought and were granted leave to file an amended complaint. On February 27, 2015, the Plaintiffs filed a second amended complaint. Like the prior amended complaint, the second amended complaint asserts 1933 Act Claims and 1934 Act Claims and seeks unspecified compensatory damages. The Defendants' motion to dismiss the second amended complaint was filed on April 28, 2015, the Plaintiffs' opposition was filed on June 12, 2015, and the Defendants' reply was filed on July 13, 2015.

On March 30, 2016, the Court granted the Defendants' motion to dismiss the second amended complaint in its entirety. On May 23, 2016, the Plaintiffs moved for leave to file a third amended complaint. The Defendants' opposition brief was filed on June 9, 2016, and the Plaintiffs' reply was filed on June 20, 2016. On January 27, 2017, the Court denied the Plaintiffs' motion for leave to file a third amended complaint and directed entry of final judgment in favor of the Defendants. On January 30, 2017, the Court entered final judgment in favor of the Defendants. The Plaintiffs appealed the Court's decision on March 1, 2017. The Company believes that the claims against it are without merit and will continue to defend against the litigation vigorously.

Pursuant to the Company's indemnification obligations, the Company is bearing, and expects to continue to bear, the costs associated with defending the following current and former directors, executive officers, and stockholders against the claims asserted in the securities class action lawsuit: Palladium, Parallel, Thomas F. Fortin, C. Glynn Quattlebaum, Donald E. Thomas, David Perez, Roel C. Campos, Richard T. Dell'Aquila, Richard A. Godley, Jared L. Johnson, Alvaro G. de Molina, Carlos Palomares, and Erik Scott. As of the date of this Proxy Statement, defense counsel for the Company also represents such current and former directors, executive officers, and stockholders, and as a result, the Company believes that any incremental cost that it has incurred in providing a defense to them has been immaterial.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Each member of the Board is receptive to and welcomes communications from our stockholders. Stockholders and other interested parties may contact any member (or all members) of the Board, including, without limitation, the Chairman of the Board or the independent directors as a group, by addressing such communications or concerns to the Corporate Secretary of the Company, 979 Batesville Road, Suite B, Greer, South Carolina, 29651, who will forward such communications to the appropriate party.

If a complaint or concern involves accounting, internal accounting controls, or auditing matters, the correspondence will be forwarded to the chair of the Audit Committee. If no particular director is named, such communication will be forwarded, depending on the subject matter, to the chair of the Audit Committee, Compensation Committee, or Nominating Committee, as appropriate.

Anyone who has concerns regarding (i) questionable accounting, internal accounting controls, and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Company's accounting policies, (ii) compliance with legal and regulatory requirements, or (iii) retaliation against employees who voice such concerns, may communicate these concerns by writing to the attention of the Audit Committee as set forth above, or by calling (800) 224-2330 at any time.

PROPOSALS BY STOCKHOLDERS

Under certain conditions, stockholders may request that we include a proposal at a forthcoming meeting of the stockholders of the Company in the proxy materials of the Company for such meeting. Under SEC Rule 14a-8, any stockholders desiring to present such a proposal to be acted upon at the 2018 annual meeting of stockholders and included in the proxy materials must ensure that we receive the proposal at our principal executive office in Greer, South Carolina by November 27, 2017 in order for the proposal to be eligible for inclusion in our proxy statement and proxy card relating to such meeting.

If a stockholder desires to propose any business at an annual meeting of stockholders, even if the proposal or proposed director candidate is not to be included in our proxy statement, our Bylaws provide that the stockholder must deliver or mail timely advance written notice of such business to our principal executive office. Under our Bylaws, to be timely, a stockholder's notice generally must be delivered to our Corporate Secretary at the principal executive offices of the Company not later than the 90th day before the first anniversary of the date of the preceding year's annual meeting and no earlier than the 120th day prior to such date. However, in the event that the date of the annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Each item of business must be made in accordance with, and must include the information required by, our Bylaws, our Corporate Governance Guidelines, and any other applicable law, rule, or regulation. Assuming that the date of the 2018 annual meeting of stockholders is not advanced or delayed in the manner described above, the required notice for the 2018 annual meeting of stockholders would need to be provided to us not earlier than December 28, 2017 and not later than January 27, 2018.

If, following the filing and delivery of these proxy materials, the date of the 2018 annual meeting of stockholders is advanced or delayed by more than 30 calendar days from the one-year anniversary date of the 2017 annual meeting of stockholders, the Company will, in a timely manner, provide notice to the Company's stockholders of the new date of the 2018 annual meeting of stockholders and the new dates by which stockholder proposals submitted both pursuant to and outside of SEC Rule 14a-8 must be received by the Company. Such notice will be included in the earliest possible Quarterly Report on Form 10-Q under Part II, Item 5.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" annual reports and proxy statements. This means that only one copy of our Annual Report on Form 10-K and Proxy Statement, as applicable, may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of our Annual Report on Form 10-K and Proxy Statement, as applicable, to any stockholder upon request submitted in writing to the Company at the following address: Regional Management Corp., 979 Batesville Road, Suite B, Greer, South Carolina, 29651, Attention: Corporate Secretary, or by calling (864) 448-7000. Any stockholder who wants to receive separate copies of our Annual Report on Form 10-K and Proxy Statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker, or other nominee record holder, or contact the Company at the above address and telephone number.

OTHER BUSINESS

The Board is not aware of any matters, other than those specified above, to come before the Annual Meeting for action by the stockholders. However, if any matter requiring a vote of the stockholders should be duly presented for a vote at the Annual Meeting, then the persons named in the form of proxy intend to vote such proxy in accordance with their best judgment.

REGIONAL MANAGEMENT CORP.

2015 LONG-TERM INCENTIVE PLAN
(As Amended and Restated Effective April 27, 2017)

1.   **Definitions**

In addition to other terms defined herein or in an Award Agreement, the following terms shall have the meanings given below:

(a) <u>Administrator</u> means the Board and, upon its delegation of all or part of its authority to administer the Plan to the Committee, the Committee.

(b) <u>Affiliate</u> means any Parent or Subsidiary of the Company, and also includes any other business entity which is controlled by, under common control with or controls the Company; provided, however, that the term "Affiliate" shall be construed in a manner in accordance with the registration provisions of applicable federal securities laws if and to the extent required.

(c) <u>Applicable Law</u> means any applicable laws, rules or regulations (or similar guidance), including but not limited to the General Corporation Law of the State of Delaware, the Securities Act, the Exchange Act, the Code and the listing or other rules of any applicable stock exchange.

(d) <u>Award</u> means, individually or collectively, a grant under the Plan of an Option (including an Incentive Option or a Nonqualified Option); a Stock Appreciation Right (including a Related SAR or a Freestanding SAR); a Restricted Award (including a Restricted Stock Award or a Restricted Stock Unit Award); a Performance Award (including a Performance Share Award or a Performance Unit Award); a Phantom Stock Award; an Other Stock-Based Award; a Dividend Equivalent Award; and/or any other award granted under the Plan.

(e) <u>Award Agreement</u> means an award agreement (which may be in written or electronic form, in the Administrator's discretion, and which includes any amendment or supplement thereto) between the Company and a Participant specifying the terms, conditions and restrictions of an Award granted to the Participant. An Award Agreement may also state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock or any other benefit underlying an Award, as may be established by the Administrator.

(f) <u>Base Price</u> means, with respect to a SAR, the initial price assigned to the SAR.

(g) <u>Board</u> or <u>Board of Directors</u> means the Board of Directors of the Company.

(h) <u>Cause</u> means, unless the Administrator determines otherwise, a Participant's termination of employment or service resulting from the Participant's (i) termination for "Cause" as defined under the Participant's employment, change in control, consulting or other similar agreement with the Company or an Affiliate, if any, or (ii) if the Participant has not entered into any such agreement (or, if any such agreement does not define "Cause"), then "Cause" shall mean: (A) the Participant's engagement in misconduct which is materially injurious to the Company or its Affiliates, (B) the Participant's continued refusal to substantially perform his duties to the Company, (C) the Participant's repeated dishonesty in the performance of his duties to the Company, (D) the Participant's commission of an act or acts constituting any (x) fraud against, or misappropriation or embezzlement from, the Company or any of its Affiliates, (y) crime involving moral turpitude, or (z) offense that could result in a jail sentence of at least one year or (E) the Participant's material breach of any confidentiality, non-solicitation or non-competition covenant entered into between the Participant and the Company. The determination of "Cause" shall be made by the Administrator and its determination shall be final and conclusive. Without in any way limiting the effect of the foregoing, for purposes of the Plan and an Award, a Participant's employment or service shall also be deemed to have terminated for Cause if, after the Participant's employment or service has terminated, facts and circumstances are discovered that would have justified, in the opinion of the Administrator, a termination for Cause.

(i) A <u>Change of Control</u> shall (except as may be otherwise required, if at all, under Code Section 409A) be deemed to have occurred on the earliest of the following dates:

(i) The date any entity or person shall have become the beneficial owner of, or shall have obtained voting control over, more than fifty percent (50%) of the total voting power of the Company's then outstanding voting stock;

(ii) The date of the consummation of (A) a merger, consolidation, recapitalization or reorganization of the Company (or similar transaction involving the Company), in which the holders of the Common Stock immediately prior to the transaction have voting control over less than fifty percent (50%) of the voting securities of the surviving corporation immediately after such transaction, or (B) the sale or disposition of all or substantially all the assets of the Company; or

(iii) The date there shall have been a change in a majority of the Board within a 12-month period unless the nomination for election by the Company's stockholders or the appointment of each new Director was approved by the vote of two-thirds of the members of the Board (or a committee of the Board, if nominations are approved by a Board committee rather than the Board) then still in office who were in office at the beginning of the 12-month period.

(For the purposes herein, the term "person" shall mean any individual, corporation, partnership, group, association or other person, as such term is defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, other than the Company, a Subsidiary of the Company or any employee benefit plan(s) sponsored or maintained by the Company or any Subsidiary thereof, and the term "beneficial owner" shall have the meaning given the term in Rule 13d-3 under the Exchange Act.)

For the purposes of clarity, a transaction shall not constitute a Change of Control if its principal purpose is to change the state of the Company's incorporation, create a holding company that would be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction or is another transaction of other similar effect.

Notwithstanding the preceding provisions of Section 1(i), in the event that any Awards granted under the Plan are deemed to be deferred compensation subject to (and not exempt from) the provisions of Code Section 409A, then distributions related to such Awards to be made upon a Change of Control may be permitted, in the Administrator's discretion, upon the occurrence of one or more of the following events (as they are defined and interpreted under Code Section 409A): (A) a change in the ownership of the Company; (B) a change in effective control of the Company; or (C) a change in the ownership of a substantial portion of the assets of the Company.

(j) Code means the Internal Revenue Code of 1986, as amended, or any successor thereto. Any reference herein to a specific Code section shall be deemed to include all related regulations or other guidance with respect to such Code section.

(k) Committee means the Compensation Committee of the Board (or a subcommittee thereof), or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan. For clarity, the term "Committee" includes the Board (or subcommittee of the Committee or other committee of the Board) if exercising the authority of the Committee under the Plan.

(l) Common Stock means the common stock of Regional Management Corp., $0.10 par value, or any successor securities thereto.

(m) Company means Regional Management Corp., a Delaware corporation, together with any successor thereto. In the Administrator's discretion, the term "Company" may also refer to the Company and any or all of its Affiliates.

(n) Consultant means an independent contractor, consultant or advisor providing services (other than capital-raising services) to the Company or an Affiliate.

(o) Covered Employee shall have the meaning given the term in Code Section 162(m).

(p) Director means a member of the Board or of the board of directors of an Affiliate.

(q) Disability shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given in any employment, change in control, consulting or other similar agreement, if any, to which the Participant is a party, or, if there is no such agreement (or if such agreement does not define "Disability"), "Disability" shall mean the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months. The Administrator shall have authority to determine if a Disability has occurred.

(r) Dividend Equivalent Awards shall mean a right granted to a Participant pursuant to Section 13 to receive the equivalent value (in cash or shares of Common Stock) of dividends paid on Common Stock.

(s) Effective Date means the effective date of the Plan, as provided in Section 4.

(t) Employee means any person who is an employee of the Company or any Affiliate (including entities which become Affiliates after the Effective Date of the Plan). For this purpose, an individual shall be considered to be an Employee only if there exists between the individual and the Company or an Affiliate the legal and bona fide relationship of employer and employee (taking into account Code Section 409A considerations if and to the extent applicable); provided, however, that with respect to Incentive Options, "Employee" means any person who is considered an employee of the Company or any Parent or Subsidiary for purposes of Treasury Regulation Section 1.421-1(h) (or any successor provision related thereto).

(u) Exchange Act means the Securities Exchange Act of 1934, as amended, or any successor thereto.

(v) <u>Fair Market Value</u> per share of the Common Stock shall be established in good faith by the Administrator and, unless otherwise determined by the Administrator, the Fair Market Value shall be determined in accordance with the following provisions: (A) if the shares of Common Stock are listed for trading on the New York Stock Exchange, Inc. (the "<u>NYSE</u>") or another national or regional stock exchange, the Fair Market Value shall be the closing sales price per share of the shares on the NYSE or other principal stock exchange on which such securities are listed on the date an Award is granted or other determination is made (such date of determination being referred to herein as a "<u>valuation date</u>"), or, if there is no transaction on such date, then on the trading date nearest preceding the valuation date for which closing price information is available, and, provided further, if the shares are not listed for trading on the NYSE or another stock exchange but are regularly quoted on an automated quotation system (including the OTC Bulletin Board and the quotations published by the OTC Markets Group) or by a recognized securities dealer, the Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the valuation date, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the valuation date (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or (B) if the shares of Common Stock are not listed or reported in any of the foregoing, then the Fair Market Value shall be determined by the Administrator based on such valuation measures or other factors as it deems appropriate. Notwithstanding the foregoing, (i) with respect to the grant of Incentive Options, the Fair Market Value shall be determined by the Administrator in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with the Code Section 422; and (ii) Fair Market Value shall be determined in accordance with Code Section 409A if and to the extent required.

(w) <u>Freestanding SAR</u> means a SAR that is granted without relation to an Option, as provided in Section 8.

(x) <u>Full Value Award</u> means an Award, other than in the form of an Option or SAR, which is settled by the issuance of Common Stock.

(y) <u>Good Reason</u> means, unless the Administrator determines otherwise, (i) "Good Reason" as defined under the Participant's employment, change in control, consulting or other similar agreement with the Company or an Affiliate, if any, or (ii) if the Participant has not entered into any agreement (or, if any such agreement does not define "Good Reason"), then, a "Good Reason" shall mean any of the following without the Participant's consent: (A) with respect to Employees or Consultants, a change caused by the Company in the Participant's duties and responsibilities which is materially inconsistent with the Participant's position at the Company, or a material reduction in the Participant's annual base salary (excluding any reduction in the Participant's salary that is part of a plan to reduce salaries of comparably situated employees of the Company generally); and (B) with respect to Directors, the Participant's ceasing to serve as a Director, or, if the Company is not the surviving Company in a Change of Control event, a member of the board of directors of the surviving entity, in either case, due to the Participant's failure to be nominated to serve as a director of such entity or the Participant's failure to be elected to serve as a director of such entity, but not due to the Participant's decision not to continue service on the Board of Directors of the Company or the board of directors of the surviving entity, as the case may be; provided that, in any case, notwithstanding anything to the contrary in the foregoing subparts (i) or (ii), the Participant shall only have "Good Reason" to terminate employment or service following the applicable entity's failure to remedy the act which is alleged to constitute "Good Reason" within thirty (30) days following such entity's receipt of written notice from the Participant specifying such act, so long as such notice is provided within sixty (60) days after such event has first occurred. The determination of "Good Reason" shall be made by the Administrator and its determination shall be final and conclusive.

(z) <u>Incentive Option</u> means an Option that is designated by the Administrator as an Incentive Option pursuant to Section 7 and intended to meet the requirements of incentive stock options under Code Section 422.

(aa) <u>Nonqualified Option</u> means an Option granted under Section 7 that is not intended to qualify as an incentive stock option under Code Section 422.

(bb) <u>Option</u> means a stock option granted under Section 7 that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the Option Price, and subject to such terms and conditions, as may be set forth in the Plan or an Award Agreement or established by the Administrator.

(cc) <u>Option Period</u> means the term of an Option, as provided in Section 7(d).

(dd) <u>Option Price</u> means the price at which an Option may be exercised, as provided in Section 7(b).

(ee) <u>Other Stock-Based Award</u> means a right, granted to a Participant under Section 12, that relates to or is valued by reference to shares of Common Stock or other Awards relating to shares of Common Stock.

(ff) <u>Parent</u> shall mean a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e).

(gg) Participant means an individual who is an Employee employed by, or a Director or Consultant providing services to, the Company or an Affiliate who satisfies the requirements of Section 6 and is selected by the Administrator to receive an Award under the Plan.

(hh) Performance Award means a Performance Share Award and/or a Performance Unit Award, as provided in Section 10.

(ii) Performance Measures mean one or more performance factors or criteria which may be established by the Administrator with respect to an Award. Performance Measures may be based on such corporate, business unit or division and/or individual performance factors or criteria as the Administrator in its discretion may deem appropriate; provided, however, that, if and to the extent required under Code Section 162(m) with respect to Awards granted to Covered Employees that are intended to qualify as "performance-based compensation" under Code Section 162(m), such Performance Measures shall be objective and shall be based upon one or more of the following criteria (as determined by the Administrator in its discretion): (i) consolidated income before or after taxes (including income before interest, taxes, depreciation and amortization); (ii) EBITDA; (iii) adjusted EBITDA; (iv) operating income; (v) net income; (vi) adjusted cash net income; (vii) adjusted cash net income per share; (viii) net income per share and/or earnings per share (in each case, on a basic and/or diluted basis); (ix) book value per share; (x) return on members' or stockholders' equity; (xi) expense management (including, without limitation, total general and administrative expense percentages); (xii) return on investment; (xiii) improvements in capital structure; (xiv) profitability of an identifiable business unit or product; (xv) maintenance or improvement of profit margins; (xvi) stock price; (xvii) market share; (xviii) revenue or sales (including, without limitation, net loans charged off, average finance receivables, net loans charged off as percent of average net finance receivables, and net finance receivables); (xix) costs (including, without limitation, total general and administrative expense percentage); (xx) cash flow; (xxi) working capital; (xxii) multiple of invested capital (xxiii) total debt (including, without limitation, total debt as a multiple of EBITDA), and (xxiv) total return. The Administrator may apply other performance factors and criteria, which need not be objective, with respect to Awards that are not intended to comply with the Code Section 162(m) qualified performance-based compensation exception. To the extent that Code Section 162(m) is applicable, the Administrator shall, within the time and in the manner prescribed by Code Section 162(m), select eligible Participants and define in an objective fashion the manner of calculating the Performance Measures it selects to use for Covered Employees during any specific performance period. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or other Affiliates or one or more of its divisions, departments, units, segments, partnerships, joint ventures or minority investments, facilities, product lines or products or any combination of the foregoing. The targeted level or levels of performance with respect to such business criteria may be established at such levels and on such terms as the Administrator may determine, in its discretion, including but not limited to on an absolute basis, in relation to performance in a prior performance period, relative to one or more peer group companies or indices, on a per share and/or share per capita basis, on a pre-tax or after tax basis, and/or any combination thereof.

(jj) Performance Share means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, stated with reference to a specified number of shares of Common Stock, that entitles the holder to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

(kk) Performance Unit means an Award granted under Section 10, in an amount determined by the Administrator and specified in an Award Agreement, that entitles the holder to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), subject to the terms of the Plan and the terms and conditions established by the Administrator.

(ll) Phantom Stock Award means an Award granted under Section 11, entitling a Participant to a payment in cash, shares of Common Stock or a combination of cash and Common Stock (as determined by the Administrator), following the completion of the applicable vesting period and compliance with the terms of the Plan and other terms and conditions established by the Administrator. The unit value of a Phantom Stock Award shall be based on the Fair Market Value of a share of Common Stock.

(mm) Plan means the Regional Management Corp. 2015 Long-Term Incentive Plan, as amended and/or restated.

(nn) Prior Plan or Prior Plans means the Regional Management Corp. 2011 Stock Incentive Plan (the "2011 Plan") and the Regional Management Corp. 2007 Management Incentive Plan (the "2007 Plan"), in each case, as amended and/or restated.

(oo) Qualifying Termination means, unless the Administrator determines otherwise, termination of employment or service of a Participant (i) as a result of the Participant's death or Disability, (ii) by the Company and/or its Affiliates without Cause or (iii) by the Participant for Good Reason.

(pp) Related SAR means a SAR granted under Section 8 that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

(qq) <u>Restricted Award</u> means a Restricted Stock Award and/or a Restricted Stock Unit Award, as provided in Section 9.

(rr) <u>Restricted Stock Award</u> means shares of Common Stock granted to a Participant under Section 9. Shares of Common Stock subject to a Restricted Stock Award shall cease to be restricted when, in accordance with the terms of the Plan and the terms and conditions established by the Administrator, the shares vest and become transferable and free of substantial risks of forfeiture.

(ss) <u>Restricted Stock Unit</u> means a Restricted Award granted to a Participant pursuant to Section 9 which is settled, if at all, (i) by the delivery of one share of Common Stock for each Restricted Stock Unit, (ii) in cash in an amount equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, or (iii) in a combination of cash and shares equal to the Fair Market Value of one share of Common Stock for each Restricted Stock Unit, as determined by the Administrator. A Restricted Stock Unit represents the promise of the Company to deliver shares of Common Stock, cash or a combination thereof, as applicable, at the end of the applicable restriction period if and only to the extent the Award vests and ceases to be subject to forfeiture, subject to compliance with the terms of the Plan and Award Agreement and any performance or other terms and conditions established by the Administrator.

(tt) <u>Retirement</u> shall, except as may be otherwise determined by the Administrator (taking into account any Code Section 409A considerations), as applied to any Participant, have the meaning given in an employment, change in control, consulting or other similar agreement, if any, to which the Participant is a party, or, if there is no such agreement (or if such agreement does not define "Retirement"), then, unless the Administrator determines otherwise, "Retirement" shall mean the termination of employment by the Participant on or after (i) the Participant's attainment of age 65, or (ii) the Participant's attainment of age 55 and completion of ten (10) years of service. The Administrator shall have authority to determine if a Retirement has occurred.

(uu) <u>SAR</u> means a stock appreciation right granted under Section 8 entitling the Participant to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess of the Fair Market Value on the date of exercise over the Base Price, subject to the terms of the Plan and Award Agreement and any other terms and conditions established by the Administrator. References to "SARs" include both Related SARs and Freestanding SARs, unless the context requires otherwise.

(vv) <u>Securities Act</u> means the Securities Act of 1933, as amended, or any successor thereto.

(ww) <u>Subsidiary</u> shall mean a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f) (or any successor section thereto).

(xx) <u>Termination Date</u> means the date of termination of a Participant's employment or service for any reason, as determined by the Administrator (taking into account any Code Section 409A considerations).

2. Purpose

The purposes of the Plan are to encourage and enable selected Employees, Directors and Consultants of the Company and its Affiliates to acquire or increase their holdings of Common Stock and other equity-based interests in the Company and/or to provide other incentive awards in order to promote a closer identification of their interests with those of the Company and its stockholders, and to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants upon whose judgment, interest and special effort the successful conduct of its operation largely depends. These purposes may be carried out through the granting of Awards to selected Participants, including the granting of Options in the form of Incentive Stock Options and/ or Nonqualified Options; SARs in the form of Freestanding SARs and/or Related SARs; Restricted Awards in the form of Restricted Stock Awards and/or Restricted Stock Units; Performance Awards in the form of Performance Shares and/or Performance Units; Phantom Stock Awards; Other Stock-Based Awards; and/or Dividend Equivalent Awards.

3. Administration of the Plan

(a) The Plan shall be administered by the Board or, upon its delegation, by the Committee (or a subcommittee thereof). To the extent required under Rule 16b-3 adopted under the Exchange Act, the Committee shall be comprised solely of two or more "non-employee directors," as such term is defined in Rule 16b-3, or as may otherwise be permitted under Rule 16b-3. Further, to the extent required by Code Section 162(m), the Plan shall be administered by a committee comprised of two or more "outside directors" (as such term is defined in Code Section 162(m)) or as may otherwise be permitted under Code Section 162(m). In addition, Committee members shall qualify as "independent directors" under applicable stock exchange rules if and to the extent required.

(b) Subject to the provisions of the Plan, the Administrator shall have full and final authority in its discretion to take any action with respect to the Plan including, without limitation, the authority to (i) determine all matters relating to Awards, including selection of individuals to be granted Awards, the types of Awards, the number of shares of Common Stock, if any, subject to an Award, and all terms, conditions, restrictions and limitations of an Award; (ii) prescribe the form or forms of Award Agreements evidencing any Awards granted under the Plan; (iii) establish, amend and rescind rules and regulations for the administration of the Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement; and (v) construe and interpret the Plan, Awards and Award Agreements made under the Plan, interpret rules and regulations for administering the Plan and make all other determinations deemed necessary or advisable for administering the Plan. In addition, (i) the Administrator shall have the authority, subject to the restrictions contained in Section 3(c) herein, to accelerate the date that any Award which was not otherwise exercisable, vested or earned shall become exercisable, vested or earned in whole or in part without any obligation to accelerate such date with respect to any other Award granted to any recipient; and (ii) the Administrator may in its sole discretion modify or extend the terms and conditions for exercise, vesting or earning of an Award (in each case, taking into account any Code Section 409A considerations). The Administrator's authority to grant Awards and authorize payments under the Plan shall not in any way restrict the authority of the Company to grant compensation to Employees, Directors or Consultants under any other compensation plan, program or arrangement of the Company or an Affiliate. The Administrator may determine that a Participant's rights, payments and/or benefits with respect to an Award (including but not limited to any shares issued or issuable and/or cash paid or payable with respect to an Award) shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, violation of policies of the Company or an Affiliate, breach of non-solicitation, non-competition, confidentiality or other restrictive covenants that may apply to the Participant, other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate, and/or other circumstances where such reduction, cancellation, forfeiture or recoupment is required by Applicable Law. Notwithstanding any other provision in the Plan, the Administrator shall have the unilateral right, in its absolute discretion, to reduce or eliminate the amount of an Award granted to any Participant, including an award otherwise earned and payable pursuant to the terms of the Plan. In addition, the Administrator shall have the authority and discretion to establish terms and conditions of Awards (including but not limited to the establishment of subplans) as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States. In addition to action by meeting in accordance with Applicable Law, any action of the Administrator with respect to the Plan may be taken by a written instrument signed by all of the members of the Board or Committee, as appropriate, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. All determinations of the Administrator with respect to the Plan and any Award or Award Agreement will be final and binding on the Company and all persons having or claiming an interest in any Award granted under the Plan. No member of the Board or Committee, as applicable, shall be liable while acting as Administrator for any action or determination made in good faith with respect to the Plan, an Award or an Award Agreement. The members of the Board or Committee, as applicable, shall be entitled to indemnification and reimbursement in the manner and to the fullest extent provided in the Company's certificate of incorporation and/or bylaws and/or pursuant to Applicable Law.

(c) Notwithstanding the provisions of Section 3(b), Awards granted to a Participant under the Plan shall be subject to a minimum vesting (or earning) (collectively, "vesting") period of one year (which may include installment vesting within such one-year period as determined by the Administrator); provided, however, that (i) the Administrator may provide for acceleration of vesting of all or a portion of an Award in the event of a Participant's death, Disability, Retirement or Qualifying Termination, or (to the extent provided in Section 14 herein) upon the occurrence of a Change of Control of the Company; (ii) the Administrator may provide for the grant of an Award to any Participant without a minimum vesting period or may accelerate the vesting of all or a portion of an Award for any reason, but only with respect to Awards for no more than an aggregate of five percent (5%) of the total number of Shares authorized for issuance under the Plan pursuant to Section 5(a) herein, upon such terms and conditions as the Administrator shall determine; (iii) the Administrator also may provide for the grant of Awards to Participants that have different vesting terms in the case of Awards that are substituted for other equity awards in connection with mergers, consolidations or other similar transactions, Awards that are granted as an inducement to be employed by the Company or an Affiliate or to replace forfeited awards from a former employer, or Awards that are granted in exchange for foregone cash compensation; and (iv) with respect to Awards granted to non-employee Directors, the minimum vesting period shall be the period commencing with the date on which such non-employee Director is elected or appointed to the Board, and ending on the earlier to occur of (X) the one year anniversary of the grant date of such Award or (Y) the date of the next annual meeting following such non-employee Director's election or appointment to the Board.

(d) The Administrator may adjust or modify Performance Measures or other performance factors or terms or conditions of Awards due to extraordinary items, transactions, events or developments, or in recognition of any other unusual or infrequent events affecting the Company or the financial statements of the Company, or in response to changes in Applicable Law, accounting principles or business conditions, in each case as determined by the Administrator (provided that any adjustment or modification involving Covered Employees for compensation that is intended to qualify as "performance-based compensation" under Code Section 162(m) shall be subject to any applicable Code Section 162(m) restrictions). By way of example but not limitation, the Administrator may provide with respect to any Award that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including circumstances or events such as the following: (i) asset write-downs or impairment charges; (ii) significant litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting standards or principles or other laws or regulatory rules; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in then-current accounting principles; (vi) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the

Company's annual report to stockholders; (vii) acquisitions or divestitures; (viii) a change in the Company's fiscal year; (ix) any other specific unusual or infrequent events or objectively determinable category thereof; and/or (x) foreign exchange gains and losses.

(e) Notwithstanding the other provisions of Section 3, the Board may expressly delegate to one or more officers of the Company or a special committee consisting of one or more directors who are also officers of the Company the authority, within specified parameters, to grant Awards to eligible Participants, and to make any or all of the determinations reserved for the Administrator in the Plan and summarized in Section 3(b) with respect to such Awards (subject to any restrictions imposed by Applicable Law and such terms and conditions as may be established by the Administrator); provided, however, that, if and to the extent required by Section 16 of the Exchange Act or Code Section 162(m), the Participant, at the time of said grant or other determination, (i) is not deemed to be an officer or director of the Company within the meaning of Section 16 of the Exchange Act; and (ii) is not deemed to be a Covered Employee as defined under Code Section 162(m). To the extent that the Administrator has delegated authority to grant Awards pursuant to this Section 3(e) to an officer(s) and/or a special committee, references to the "Administrator" shall include references to such officer(s) and/or special committee, subject, however, to the requirements of the Plan, Rule 16b-3, Code Section 162(m) and other Applicable Law.

4. Effective Date

The Effective Date of the Plan shall be April 22, 2015 (the "Effective Date"). The Plan was amended and restated effective April 27, 2017. Awards may be granted on or after the Effective Date, but no Awards may be granted after April 21, 2025. Awards that are outstanding at the end of the Plan term (or such earlier termination date as may be established by the Board pursuant to Section 16(a)) shall continue in accordance with their terms, unless otherwise provided in the Plan or an Award Agreement.

5. Shares of Stock Subject to the Plan; Award Limitations

(a) *Shares of Stock Subject to the Plan*: Subject to adjustments as provided in Section 5(d), the maximum aggregate number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed the sum of (i) 1,550,000 shares, plus (ii) any shares (A) remaining available for the grant of awards as of the Effective Date under any Prior Plan, and/or (B) subject to an award granted under a Prior Plan, which award is forfeited, cancelled, terminated, expires or lapses for any reason without the issuance of shares or pursuant to which such shares are forfeited. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase. The Company hereby reserves sufficient authorized shares of Common Stock to meet the grant of Awards hereunder. As of the Effective Date, no further awards shall be granted under the Prior Plans, although Prior Plan awards that are outstanding as of such date shall continue in accordance with their terms.

(b) *Award Limitations*: Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply to Awards granted under the Plan, in each case subject to adjustments pursuant to Section 5(d):

(i) The maximum aggregate number of shares of Common Stock that may be issued under the Plan pursuant to the grant of Incentive Options shall not exceed 1,550,000 shares of Common Stock;

(ii) In any 12-month period, no Participant may be granted Options and SARs that are not related to an Option for more than 450,000 shares of Common Stock (or the equivalent value thereof based on the Fair Market Value per share of the Common Stock on the date of grant of an Award);

(iii) In any 12-month period, no Participant may be granted Awards other than Options or SARs that are settled in shares of Common Stock for more than 450,000 shares of Common Stock;

(iv) In any 12-month period, the maximum amount of Awards that are settled in cash that can be granted to any one Participant shall be $2,500,000; and

(v) Notwithstanding the provisions of Sections 5(b)(ii), 5(b)(iii) and 5(b)(iv) herein, with respect to non-employee Directors, in any 12-month period, the maximum number of shares of Common Stock subject to Awards granted during any 12-month period to any non-employee Director, taken together with any cash fees paid during such 12-month period to such non-employee Director in respect of service as a member of the Board, shall not exceed $600,000 in total value (calculating the value of any such Awards based on the Fair Market Value per share of Common Stock on the date of grant of such an Award).

(For purposes of Section 5(b)(ii), (iii), (iv), and (v), an Option and Related SAR shall be treated as a single Award.)

(c) *Additional Share Counting Provisions*. The following provisions shall apply with respect to the share limitations of Section 5(a):

(i) To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any such unissued or forfeited shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

(ii) Awards settled in cash shall not be counted against the share limitations stated in Section 5(a) herein.

(iii) Dividends, including dividends paid in shares, or dividend equivalents paid in cash in connection with outstanding Awards, will not be counted towards the share limitations in Section 5(a).

(iv) To the extent that the full number of shares subject to an Award other than an Option or SAR is not issued for any reason, including by reason of failure to achieve maximum performance factors or criteria, only the number of shares issued and delivered shall be considered for purposes of determining the number of shares remaining available for issuance pursuant to Awards granted under the Plan.

(v) The following shares of Common Stock may not again be made available for issuance as Awards under the Plan: (A) shares withheld from an Award or delivered by a Participant to satisfy tax withholding requirements for Awards; (B) shares not issued or delivered as a result of the net settlement of an outstanding Award; (C) shares withheld or delivered to pay the exercise price related to an outstanding Award; and (D) shares repurchased on the open market with the proceeds of the Option Price.

(vi) Further, (A) shares issued under the Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving the Company acquiring another entity shall not reduce the maximum number of shares available for delivery under the Plan, and (B) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and will not reduce the maximum number of shares available under the Plan, subject, in the case of both (A) and (B) herein, to applicable stock exchange listing requirements.

(d) *Adjustments; Right to Issue Additional Securities*: If there is any change in the outstanding shares of Common Stock because of a merger, consolidation, recapitalization or reorganization involving the Company, or if the Board declares a stock dividend, stock split distributable in shares of Common Stock or reverse stock split, other distribution (other than an ordinary or regular cash dividend) or combination or reclassification of the Common Stock, or if there is a similar change in the capital stock structure of the Company affecting the Common Stock (excluding conversion of convertible securities by the Company and/or the exercise of warrants by their holders), then the number of shares of Common Stock reserved for issuance under the Plan shall be correspondingly adjusted, and the Administrator shall make such adjustments to Awards or to any provisions of this Plan as the Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable. Nothing in the Plan, an Award or an Award Agreement shall limit the ability of the Company to issue additional securities (including but not limited to the issuance of other options or other derivative securities, warrants, additional shares or classes of Common Stock, preferred stock and/or other convertible securities).

6. **Eligibility**

An Award may be granted only to an individual who satisfies all of the following eligibility requirements on the date the Award is granted:

(a) The individual is either (i) an Employee, (ii) a Director or (iii) a Consultant.

(b) With respect to the grant of Incentive Options, the individual is otherwise eligible to participate under Section 6, is an Employee of the Company or a Parent or Subsidiary and does not own, immediately before the time that the Incentive Option is granted, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary. Notwithstanding the foregoing, an Employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary may be granted an Incentive Option if the Option Price is at least 110% of the Fair Market Value of the Common Stock, and the Option Period does not exceed five years. For this purpose, an individual will be deemed to own stock which is attributable to him under Code Section 424(d).

(c) With respect to the grant of substitute awards or assumption of awards in connection with a merger, consolidation, acquisition, reorganization or similar transaction involving the Company or an Affiliate, the recipient is otherwise eligible to receive the Award and the terms of the award are consistent with the Plan and Applicable Law (including, to the extent necessary, the federal securities laws registration provisions, Code Section 409A and Code Section 424(a)).

(d) The individual, being otherwise eligible under this Section 6, is selected by the Administrator as an individual to whom an Award shall be granted (as defined above, a "Participant").

7. **Options**

(a) *Grant of Options*: Subject to the limitations of the Plan, the Administrator may in its discretion grant Options to such eligible Participants in such numbers, subject to such terms and conditions, and at such times as the Administrator shall determine. Both

Incentive Options and Nonqualified Options may be granted under the Plan, as determined by the Administrator; provided, however, that Incentive Options may only be granted to Employees of the Company or a Parent or Subsidiary. To the extent that an Option is designated as an Incentive Option but does not qualify as such under Code Section 422, the Option (or portion thereof) shall be treated as a Nonqualified Option. An Option may be granted with or without a Related SAR.

(b) *Option Price*: The Option Price per share at which an Option may be exercised shall be established by the Administrator and stated in the Award Agreement evidencing the grant of the Option; provided, that (i) the Option Price of an Option shall be no less than 100% of the Fair Market Value per share of the Common Stock as determined on the date the Option is granted (or 110% of the Fair Market Value with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)); and (ii) in no event shall the Option Price per share of any Option be less than the par value per share of the Common Stock. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed options of an acquired entity with an Option Price not equal to 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a).

(c) *Date of Grant*: An Option shall be considered to be granted on the date that the Administrator acts to grant the Option, or on such later date as may be established by the Administrator in accordance with Applicable Law.

(d) *Option Period and Limitations on the Right to Exercise Options:*

(i) The Option Period shall be determined by the Administrator at the time the Option is granted and shall be stated in the Award Agreement. The Option Period shall not extend more than 10 years from the date on which the Option is granted (or five years with respect to Incentive Options granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Parent or Subsidiary, as provided in Section 6(b)). Any Option or portion thereof not exercised before expiration of the Option Period shall terminate. The period or periods during which, and the terms and conditions pursuant to which, an Option may vest and become exercisable shall be determined by the Administrator in its discretion, subject to the terms of the Plan (including but not limited to the provisions of Section 3(c) herein). Notwithstanding the foregoing, unless the Administrator determines otherwise, in the event that any portion of an exercisable Option is scheduled to expire on the last day of the Option Period or otherwise scheduled to expire pursuant to the applicable Award Agreement and both (A) the date on which such portion of the Option is scheduled to expire falls during a Company blackout trading period applicable to the Participant (whether such period is imposed at the election of the Company or is required by Applicable Law to be imposed) and (B) the Option Price per share of such portion of the Option is less than the Fair Market Value, then on the date that such portion of the Option is scheduled to expire, such portion of the Option (to the extent not previously exercised by the Participant) shall be automatically exercised on behalf of the Participant through a net settlement of both the Option Price and the applicable withholding taxes due (if any) upon such automatic exercise (as described in Section 7(d)(ii)(B), below), and the net number of shares of Common Stock resulting from such automatic exercise shall be delivered to the Participant as soon as practicable thereafter.

(ii) An Option may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such conditions as may be established by the Administrator or its designee. Such notice shall specify the number of shares to be purchased pursuant to an Option and the aggregate purchase price to be paid therefor and shall be accompanied by payment of such purchase price. Unless an Award Agreement provides otherwise, such payment shall be in the form of cash or cash equivalent; provided that, except where prohibited by the Administrator or Applicable Law (and subject to such terms and conditions as may be established by the Administrator), payment may also be made:

(A) By delivery (by either actual delivery or attestation) of shares of Common Stock owned by the Participant for such time period, if any, as may be determined by the Administrator;

(B) By shares of Common Stock withheld upon exercise;

(C) By delivery of written notice of exercise to the Company and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to the Company the amount of sale or loan proceeds to pay the Option Price;

(D) By such other payment methods as may be approved by the Administrator and which are acceptable under Applicable Law; and/or

(E) By any combination of the foregoing methods.

Shares delivered or withheld in payment on the exercise of an Option shall be valued at their Fair Market Value on the date of exercise, as determined by the Administrator or its designee.

(iii) The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise an Option following termination of the Participant's employment or service with the Company. Such rights, if any, shall be subject to the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all Options issued pursuant to this Section 7, and may reflect distinctions based on the reasons for termination of employment or service.

(e) *Notice of Disposition*: If shares of Common Stock acquired upon exercise of an Incentive Option are disposed of within two years following the date of grant or one year following the transfer of such shares to a Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Administrator may reasonably require.

(f) *Limitation on Incentive Options*: In no event shall there first become exercisable by an Employee in any one calendar year Incentive Options granted by the Company or any Parent or Subsidiary with respect to shares having an aggregate Fair Market Value (determined at the time an Incentive Option is granted) greater than $100,000; provided that, if such limit is exceeded, then the first $100,000 of shares to become exercisable in such calendar year will be Incentive Options and the Options (or portion thereof) for shares with a value in excess of $100,000 that first became exercisable in that calendar year will be Nonqualified Options. In the event the Code is amended after the Effective Date of the Plan to provide for a different limitation on the Fair Market Value of shares permitted to be subject to Incentive Options, then such different limit shall be automatically incorporated herein. To the extent that any Incentive Options are first exercisable by a Participant in excess of the limitation described herein, the excess shall be considered a Nonqualified Option.

(g) *Nontransferability of Options*: Incentive Options shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers by will or the laws of intestate succession or, in the Administrator's discretion, such transfers as may otherwise be permitted in accordance with Treasury Regulation Section 1.421-1(b)(2) or Treasury Regulation Section 1.421-2(c) or any successor provisions thereto. Nonqualified Options shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, except for transfers if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding, an Option shall be exercisable during the Participant's lifetime only by him or by his guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

8.   Stock Appreciation Rights

(a) *Grant of SARs*: Subject to the limitations of the Plan, the Administrator may in its discretion grant SARs to such eligible Participants, in such numbers, upon such terms and at such times as the Administrator shall determine. SARs may be granted to the holder of an Option (a "Related Option") with respect to all or a portion of the shares of Common Stock subject to the Related Option (a "Related SAR") or may be granted separately to an eligible individual (a "Freestanding SAR"). The Base Price per share of a SAR shall be no less than 100% of the Fair Market Value per share of the Common Stock on the date the SAR is granted. Notwithstanding the foregoing, the Administrator may in its discretion authorize the grant of substitute or assumed SARs of an acquired entity with a Base Price per share not equal to at least 100% of the Fair Market Value of the stock on the date of grant, if the terms of such substitution or assumption otherwise comply, to the extent deemed applicable, with Code Section 409A and/or Code Section 424(a). A SAR shall be considered to be granted on the date that the Administrator acts to grant the SAR, or on such other date as may be established by the Administrator in accordance with Applicable Law.

(b) *Related SARs*: A Related SAR may be granted either concurrently with the grant of the Related Option or (if the Related Option is a Nonqualified Option) at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such Related Option. The Base Price of a Related SAR shall be equal to the Option Price of the Related Option. Related SARs shall be exercisable only at the time and to the extent that the Related Option is exercisable (and may be subject to such additional limitations on exercisability as the Administrator may provide in an Award Agreement), and in no event after the complete termination or full exercise of the Related Option. Notwithstanding the foregoing, a Related SAR that is related to an Incentive Option may be exercised only to the extent that the Related Option is exercisable and only when the Fair Market Value exceeds the Option Price of the Related Option. Upon the exercise of a Related SAR granted in connection with a Related Option, the Option shall be canceled to the extent of the number of shares as to which the SAR is exercised, and upon the exercise of a Related Option, the Related SAR shall be canceled to the extent of the number of shares as to which the Related Option is exercised or surrendered.

(c) *Freestanding SARs*: A SAR may be granted without relationship to an Option (as defined above, a "Freestanding SAR") and, in such case, will be exercisable upon such terms and subject to such conditions as may be determined by the Administrator, subject to the terms of the Plan.

(d) *Exercise of SARs*:

(i) Subject to the terms of the Plan (including but not limited to Section 3(c) herein), SARs shall be vested and exercisable in whole or in part upon such terms and conditions as may be established by the Administrator. The period during which a SAR may be exercisable shall not exceed 10 years from the date of grant or, in the case of Related SARs, such shorter Option Period as may apply to the Related Option. Any SAR or portion thereof not exercised before expiration of the period established by the Administrator shall terminate.

(ii) SARs may be exercised by giving written notice to the Company in form acceptable to the Administrator at such place and subject to such terms and conditions as may be established by the Administrator or its designee. Unless the Administrator determines otherwise, the date of exercise of a SAR shall mean the date on which the Company shall have received proper notice from the Participant of the exercise of such SAR.

(iii) The Administrator shall determine the extent, if any, to which a Participant may have the right to exercise a SAR following termination of the Participant's employment or service with the Company. Such rights, if any, shall be determined in the sole discretion of the Administrator, shall be stated in the individual Award Agreement, need not be uniform among all SARs issued pursuant to this Section 8, and may reflect distinctions based on the reasons for termination of employment or service.

(e) *Payment Upon Exercise*: Subject to the limitations of the Plan, upon the exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (i) the excess, if any, of the Fair Market Value of a share of Common Stock on the date of exercise of the SAR over the Base Price of the SAR by (ii) the number of shares of Common Stock with respect to which the SAR is being exercised. The consideration payable upon exercise of a SAR shall be paid in cash, shares of Common Stock (valued at Fair Market Value on the date of exercise of the SAR) or a combination of cash and shares of Common Stock, as determined by the Administrator.

(f) *Nontransferability*: Unless the Administrator determines otherwise, SARs shall not be transferable (including by sale, assignment, pledge or hypothecation) other than by will or the laws of intestate succession, except for transfers if and to the extent permitted by the Administrator in a manner consistent with the registration provisions of the Securities Act. Except as may be permitted by the preceding sentence, SARs may be exercised during the Participant's lifetime only by him or by his guardian or legal representative. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

9. Restricted Awards

(a) *Grant of Restricted Awards*: Subject to the limitations of the Plan, the Administrator may in its discretion grant Restricted Awards to such Participants, for such numbers of shares of Common Stock, upon such terms and at such times as the Administrator shall determine. Such Restricted Awards may be in the form of Restricted Stock Awards and/or Restricted Stock Units that are subject to certain conditions, which conditions must be met in order for the Restricted Award to vest and be earned (in whole or in part) and no longer subject to forfeiture. Restricted Stock Awards shall be payable in shares of Common Stock. Restricted Stock Units shall be payable in cash or shares of Common Stock, or partly in cash and partly in shares of Common Stock, in accordance with the terms of the Plan and the discretion of the Administrator. Subject to the provisions of Section 3(c) herein, the Administrator shall determine the nature, length and starting date of the period, if any, during which a Restricted Award may be earned (the "Restriction Period"), and shall determine the conditions which must be met in order for a Restricted Award to be granted or to vest or be earned (in whole or in part), which conditions may include, but are not limited to, payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time, a combination of attainment of performance objectives and continued service, Retirement, Disability, death or any combination of such conditions. In the case of Restricted Awards based upon performance factors or criteria, or a combination of performance factors or criteria and continued service, the Administrator shall determine the Performance Measures applicable to such Restricted Awards (subject to Section 1(ii)).

(b) *Vesting of Restricted Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Restricted Awards have vested and been earned and are payable and to establish and interpret the terms and conditions of Restricted Awards.

(c) *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise, if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Restricted Award has not vested or been earned pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(d) *Share Certificates; Escrow*: Unless the Administrator determines otherwise, a certificate or certificates representing the shares of Common Stock subject to a Restricted Stock Award shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) after the Award has been granted. Notwithstanding the foregoing, the Administrator may require that (i) a Participant deliver the certificate(s) (or other instruments) for such shares to the Administrator or its designee to be held in escrow until the Restricted Stock Award vests and is no longer subject to a substantial risk of forfeiture (in which case the shares will be promptly released to the Participant) or is forfeited (in which case the shares shall be returned to the Company); and/or (ii) a Participant deliver to the Company a stock power, endorsed in blank (or similar instrument), relating to the shares subject to the Restricted Stock Award which are subject to forfeiture. Unless the Administrator determines otherwise, a certificate or certificate representing shares of Common Stock issuable pursuant to a Restricted Stock Unit shall be issued in the name of the Participant (or, in the case of uncertificated shares, other written evidence of ownership in accordance with Applicable Law shall be provided) promptly after the Award (or portion thereof) has vested and been earned and is distributable.

(e) *Nontransferability*: Unless the Administrator determines otherwise, Restricted Awards that have not vested shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers by will or the laws of intestate succession, and the recipient of a Restricted Award shall not sell, transfer, assign, pledge or otherwise encumber shares subject to the Award until the Restriction Period has expired and until all conditions to vesting have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

10. Performance Awards

(a) *Grant of Performance Awards*: Subject to the terms of the Plan, the Administrator may in its discretion grant Performance Awards to such eligible Participants upon such terms and conditions and at such times as the Administrator shall determine. Performance Awards may be in the form of Performance Shares and/or Performance Units. An Award of a Performance Share is a grant of a right to receive shares of Common Stock, the cash value thereof, or a combination thereof (in the Administrator's discretion), which is contingent upon the achievement of performance or other objectives during a specified period and which has a value on the date of grant equal to the Fair Market Value of a share of Common Stock. An Award of a Performance Unit is a grant in an amount determined by the Administrator that gives the holder the opportunity to receive shares of Common Stock, a cash payment or a combination of Common Stock and cash (as determined by the Administrator), which is contingent upon the achievement of performance or other objectives during a specified period and which has an initial value determined in a dollar amount established by the Administrator at the time of grant. Subject to Section 5(b), the Administrator shall have discretion to determine the number of Performance Units and/or Performance Shares granted to any Participant. Subject to the provisions of Section 3(c) herein, the Administrator shall determine the nature, length and starting date of the period during which a Performance Award may be earned (the "Performance Period"), and shall determine the conditions which must be met in order for a Performance Award to be granted or to vest or be earned (in whole or in part), which conditions may include but are not limited to payment of a stipulated purchase price, attainment of performance objectives, continued service or employment for a certain period of time or a combination of any such conditions. Subject to Section 1(ii), the Administrator shall determine the Performance Measures applicable to such Performance Awards.

(b) *Earning of Performance Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Performance Awards have been earned and are payable and to interpret the terms and conditions of Performance Awards and the provisions of this Section 10.

(c) *Form of Payment*: Payment of the amount to which a Participant shall be entitled upon earning a Performance Award shall be made in cash, shares of Common Stock or a combination of cash and shares of Common Stock, as determined by the Administrator in its sole discretion. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

(d) *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall terminate for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and the Participant has not earned all or part of a Performance Award pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(e) *Nontransferability:* Unless the Administrator determines otherwise, Performance Awards which have not been earned shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers by will or the laws of intestate succession, and the recipient of a Performance Award shall not sell, transfer, assign, pledge or otherwise encumber any shares or any other benefit subject to the Award until the Performance Period has expired and the conditions to earning the Award have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

11. Phantom Stock Awards

(a) *Grant of Phantom Stock Awards*: Subject to the terms of the Plan (including but not limited to Section 3(c) herein), the Administrator may in its discretion grant Phantom Stock Awards to such eligible Participants, in such numbers, upon such terms and conditions and at such times as the Administrator shall determine. A Phantom Stock Award is an Award to a Participant of a number of hypothetical share units with respect to shares of Common Stock, with a value based on the Fair Market Value of a share of Common Stock.

(b) *Vesting of Phantom Stock Awards*: Subject to the terms of the Plan (and taking into account any Code Section 409A considerations), the Administrator shall have sole authority to determine whether and to what degree Phantom Stock Awards have vested and are payable and to interpret the terms and conditions of Phantom Stock Awards.

(c) *Termination of Employment or Service; Forfeiture*: Unless the Administrator determines otherwise (taking into account any Code Section 409A considerations), if the employment or service of a Participant shall be terminated for any reason (whether by the Company or the Participant and whether voluntary or involuntary) and all or any part of a Phantom Stock Award has not vested and become payable pursuant to the terms of the Plan and related Award Agreement, such Award, to the extent not then vested or earned, shall be forfeited immediately upon such termination and the Participant shall have no further rights with respect thereto.

(d) *Payment of Phantom Stock Awards*: Upon vesting of all or a part of a Phantom Stock Award and satisfaction of such other terms and conditions as may be established by the Administrator, the Participant shall be entitled to a payment of an amount equal to the Fair Market Value of one share of Common Stock with respect to each such Phantom Stock unit which has vested and is payable. Payment may be made, in the discretion of the Administrator, in cash or in shares of Common Stock valued at their Fair Market Value on the applicable vesting date or dates (or other date or dates determined by the Administrator), or in a combination thereof. Payment may be made in a lump sum or upon such terms as may be established by the Administrator (taking into account any Code Section 409A considerations).

(e) *Nontransferability*: Unless the Administrator determines otherwise, (i) Phantom Stock Awards shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers by will or the laws of intestate succession and (ii) shares of Common Stock (if any) subject to a Phantom Stock Award may not be sold, transferred, assigned, pledged or otherwise encumbered until the Phantom Stock Award has vested and all other conditions established by the Administrator have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

12. Other Stock-Based Awards

The Administrator shall have the authority to grant Other Stock-Based Awards to one or more eligible Participants. Such Other Stock-Based Awards may be valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock or Awards for shares of Common Stock, including but not limited to Other Stock-Based Awards granted in lieu of bonus, salary or other compensation, Other Stock-Based Awards granted with vesting or performance conditions, and/or Other Stock-Based Awards granted without being subject to vesting or performance conditions (subject to the terms of Section 3(c) herein). Subject to the provisions of the Plan, the Administrator shall determine the number of shares of Common Stock to be awarded to a Participant under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, shares of Common Stock or a combination of cash and shares of Common Stock; and the other terms and conditions of such Awards. Unless the Administrator determines otherwise, (i) Other Stock-Based Awards shall not be transferable (including by sale, assignment, pledge or hypothecation) other than transfers by will or the laws of intestate succession, and (ii) shares of Common Stock (if any) subject to an Other Stock-Based Award may not be sold, transferred, assigned, pledged or otherwise encumbered until the Other Stock-Based Award has vested and all other conditions established by the Administrator have been met. The designation of a beneficiary in accordance with the Plan does not constitute a transfer.

13. Dividends and Dividend Equivalents

The Administrator may, in its sole discretion, provide that Awards other than Options and SARs earn dividends or dividend equivalents rights ("dividend equivalents"); provided, however, that dividends and dividend equivalents (whether paid in cash or shares of Common Stock), if any, on unearned or unvested Awards shall not be paid (even if accrued) unless and until the underlying Award (or portion thereof) has vested and/or been earned. Any crediting of dividends or dividend equivalents may be subject to such additional restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of Common Stock or share equivalents. Notwithstanding the other provisions herein, any dividends or dividend equivalents related to an Award shall be structured in a manner so as to avoid causing the Award and related dividends or dividend equivalents to be subject to Code Section 409A or shall otherwise be structured so that the Award and dividends or dividend equivalents are in compliance with Code Section 409A.

14. Change of Control

Notwithstanding any other provision in the Plan to the contrary, the following provisions shall apply in the event of a Change of Control (except to the extent, if any, otherwise required under Code Section 409A):

(a) To the extent that the successor or surviving company in the Change of Control event does not assume or substitute for an Award (or in which the Company is the ultimate parent corporation and does not continue the Award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as Awards outstanding under the Plan immediately prior to the Change of Control event, (i) all outstanding Options and SARs shall become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (ii) any restrictions, including but not limited to the Restriction Period, Performance Period and/or performance factors or criteria applicable to any outstanding Awards other than Options or SARs shall be deemed to have been met, and such Awards shall become fully vested, earned and payable to the fullest extent of the original grant of the applicable Award (or, in the case of performance-based Awards the earning of which is based on attaining a target level of performance, such Awards shall be deemed earned at target).

(b) Further, in the event that an Award is substituted, assumed or continued as provided in Section 14(a) herein, the Award will nonetheless become vested (and, in the case of Options and SARs, exercisable) in full and any restrictions, including but not limited to the Restriction Period, Performance Period and/or performance factors or criteria applicable to any outstanding Award other than Options or SARs shall be deemed to have been met, and such Awards shall become fully vested, earned and payable to the fullest extent of the original award (or, in the case of performance-based Awards the earning of which is based on attaining a target level of performance, such Awards shall be deemed earned at target), if the employment or service of the Participant is terminated within six months before (in which case vesting shall not occur until the effective date of the Change of Control) or one year after the effective date of a Change of Control if such termination of employment or service (i) is by the Company not for Cause or (ii) is by the Participant for Good Reason. For clarification, for the purposes of this Section 14, the "Company" shall include any successor to the Company.

15. Withholding

The Company shall withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law from any amount payable in cash with respect to an Award. Prior to the delivery or transfer of any certificate for shares or any other benefit conferred under the Plan, the Company shall require any Participant or other person to pay to the Company in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of such recipient. Notwithstanding the foregoing, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign or other income tax obligations relating to such an Award, by electing (the "election") to deliver to the Company shares of Common Stock held by the Participant (which are fully vested and not subject to any pledge or other security interest) or to have the Company withhold shares of Common Stock from the shares to which the recipient is otherwise entitled. The number of shares to be withheld or delivered shall have a Fair Market Value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with Applicable Law and applicable accounting principles), the amount of such obligations being satisfied. Each election must be made in writing to the Administrator in accordance with election procedures established by the Administrator.

16. Amendment and Termination of the Plan and Awards

(a) *Amendment and Termination of Plan; Prohibition on Repricing*: The Plan may be amended, altered, suspended and/or terminated at any time by the Board; provided, that (i) approval of an amendment to the Plan by the stockholders of the Company shall be required to the extent, if any, that stockholder approval of such amendment is required by Applicable Law; and (ii) except for adjustments made pursuant to Section 5(d) the Company may not, without obtaining stockholder approval, (A) amend the terms of outstanding Options or SARs to reduce the Option Price or Base Price of such outstanding Options or SARs; (B) exchange outstanding Options or SARs for cash, for Options or SARs with an Option Price or Base Price that is less than the Option Price or Base Price of the original Option or SAR, or for other equity awards at a time when the original Option or SAR has an Option Price or Base Price, as the case may be, above the Fair Market Value of the Common Stock; or (C) take other action with respect to Options or SARs that would be treated as a repricing under the rules of the principal stock exchange on which shares of the Common Stock are listed.

(b) *Amendment and Termination of Awards*: The Administrator may amend, alter, suspend and/or terminate any Award granted under the Plan, prospectively or retroactively, but (except as otherwise provided in Section 3(b) or Section 16(c)) such amendment, alteration, suspension or termination of an Award shall not, without the written consent of the recipient of an outstanding Award, materially adversely affect the rights of the recipient with respect to the Award.

(c) *Amendments to Comply with Applicable Law*: Notwithstanding Section 16(a) and Section 16(b) herein, the following provisions shall apply:

(i) The Administrator shall have unilateral authority to amend the Plan and any Award (without Participant consent) to the extent necessary to comply with Applicable Law or changes to Applicable Law (including but in no way limited to Code Section 409A, Code Section 422 and federal securities laws).

(ii) The Administrator shall have unilateral authority to make adjustments to the terms and conditions of Awards in recognition of unusual or nonrecurring events affecting the Company or any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in Applicable Law, or accounting principles, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or necessary or appropriate to comply with applicable accounting principles or Applicable Law.

17. Restrictions on Awards and Shares; Compliance with Applicable Law

(a) General: As a condition to the issuance and delivery of Common Stock hereunder, or the grant of any benefit pursuant to the Plan, the Company may require a Participant or other person at any time and from time to time to become a party to an Award Agreement, other agreement(s) restricting the transfer, purchase, repurchase and/or voting of shares of Common Stock of the Company, and any employment agreements, consulting agreements, non-competition agreements, confidentiality agreements, non-solicitation agreements, non-disparagement agreements or other agreements imposing such restrictions as may be required by the Company. In addition, without in any way limiting the effect of the foregoing, each Participant or other holder of shares issued under the Plan shall be permitted to transfer such shares only if such transfer is in accordance with the Plan, the Award Agreement, any other applicable agreements and Applicable Law. The acquisition of shares of Common Stock under the Plan by a Participant or any other holder of shares shall be subject to, and conditioned upon, the agreement of the Participant or other holder of such shares to the restrictions described in the Plan, the Award Agreement and any other applicable agreements and Applicable Law.

(b) *Compliance with Applicable Laws, Rules and* Regulations: The Company may impose such restrictions on Awards, shares of Common Stock and any other benefits underlying Awards hereunder as it may deem advisable, including without limitation restrictions under the federal securities laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities or other laws applicable to such securities. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan, make any other distribution of benefits under the Plan, or take any other action, unless such delivery, distribution or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to an Award hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

18. No Right or Obligation of Continued Employment or Service or to Awards; Compliance with the Plan

Neither the Plan, an Award, an Award Agreement nor any other action related to the Plan shall confer upon a Participant any right to continue in the employ or service of the Company or an Affiliate as an Employee, Director or Consultant, or interfere in any way with the right of the Company or an Affiliate to terminate the Participant's employment or service at any time. Except as otherwise provided in the Plan, an Award Agreement or as may be determined by the Administrator, all rights of a Participant with respect to an Award shall terminate upon the termination of the Participant's employment or service. In addition, no person shall have any right to be granted an Award, and the Company shall have no obligation to treat Participants or Awards uniformly. By participating in the Plan, each Participant shall be deemed to have accepted all of the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Administrator and shall be fully bound thereby. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

19. General Provisions

(a) *Stockholder Rights*: Except as otherwise determined by the Administrator (and subject to the provisions of Section 9(d) regarding Restricted Awards), a Participant and his legal representative, legatees or distributees shall not be deemed to be the holder of any shares of Common Stock subject to an Award and shall not have any rights of a stockholder unless and until certificates for such shares have been issued and delivered to him or them under the Plan. A certificate or certificates for shares of Common Stock acquired upon exercise of an Option or SAR shall be issued in the name of the Participant or his beneficiary and distributed to the Participant or his beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) as soon as practicable following receipt of notice of exercise and, with respect to Options, payment of the Option Price (except as may otherwise be determined by the Company in the event of payment of the Option Price pursuant to Section 7(d)(ii)(C)). Except as otherwise provided in Section 9(d) regarding Restricted Stock Awards or otherwise determined by the Administrator, a certificate for any shares of Common Stock issuable pursuant to a Restricted Award, Performance Award, Phantom Stock Award or Other Stock-Based Award shall be issued in the name of the Participant or his beneficiary and distributed to the Participant or his beneficiary (or, in the case of uncertificated shares, other written notice of ownership in accordance with Applicable Law shall be provided) after the Award (or portion thereof) has vested and been earned.

(b) *Section 16(b) Compliance*: To the extent that any Participants in the Plan are subject to Section 16(b) of the Exchange Act, it is the general intention of the Company that transactions under the Plan shall comply with Rule 16b-3 under the Exchange Act and that the Plan shall be construed in favor of such Plan transactions meeting the requirements of Rule 16b-3 or any successor rules thereto. Notwithstanding anything in the Plan to the contrary, the Administrator, in its sole and absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan to Participants who are officers or directors subject to Section 16 of the Exchange Act without so restricting, limiting or conditioning the Plan with respect to other Participants.

(c) *Code Section 162(m) Performance-Based Compensation*. To the extent to which Code Section 162(m) is applicable, the Company intends that compensation payable under the Plan to Covered Employees will, to the extent practicable, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m), unless otherwise determined by the Administrator. Accordingly, Awards granted to Covered Employees which are intended to qualify for the performance-based exception under Code Section 162(m) shall be deemed to include any such additional terms, conditions, limitations and provisions as are necessary to comply with the performance-based compensation exemption of Code Section 162(m), unless the Administrator, in its discretion, determines otherwise.

(d) *Unfunded Plan; No Effect on Other Plans*:

(i) The Plan shall be unfunded, and the Company shall not be required to create a trust or segregate any assets that may at any time be represented by Awards under the Plan. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other person. Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Affiliate, including, without limitation, any specific funds, assets or other property which the Company or any Affiliate, in their discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to shares of Common Stock or other amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Affiliate. Nothing contained in the Plan shall constitute a guarantee that the assets of such entities shall be sufficient to pay any benefits to any person.

(ii) The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute compensation with respect to which any other employee benefits of such Participant are determined, including, without limitation, benefits under any bonus, pension, profit sharing, life insurance or salary continuation plan, except as otherwise specifically provided by the terms of such plan or as may be determined by the Administrator.

(iii) Except as otherwise provided in the Plan, the adoption of the Plan shall not affect any other stock incentive or other compensation plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of stock incentive or other compensation for employees or service providers of the Company or any Affiliate.

(e) *Governing Law*: The Plan and Awards shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions of any state, and in accordance with applicable federal laws of the United States. Any and all disputes between a Participant or person claiming through him and the Company or any Affiliate relating to the Plan or an Award shall be brought only in the state courts of Greenville, South Carolina, or the United States District Court for the District of South Carolina, Greenville division, as appropriate.

(f) *Beneficiary Designation*: The Administrator may, in its discretion, permit a Participant to designate in writing a person or persons as beneficiary, which beneficiary shall be entitled to receive settlement of Awards (if any) to which the Participant is otherwise entitled in the event of death. In the absence of such designation by a Participant, and in the event of the Participant's death, the estate of the Participant shall be treated as beneficiary for purposes of the Plan, unless the Administrator determines otherwise. The Administrator shall have discretion to approve and interpret the form or forms of such beneficiary designation. A beneficiary, legal guardian, legal representative or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent that the Plan and/or Award Agreement provide otherwise, and to any additional restrictions deemed necessary or appropriate by the Administrator.

(g) *Gender and Number*: Except where otherwise indicated by the context, words in any gender shall include any other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(h) *Severability*: If any provision of the Plan or an Award Agreement shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan or the Award Agreement, and the Plan or Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

(i) *Rules of Construction*: Headings are given to the sections of the Plan solely as a convenience to facilitate reference. The reference to any statute, regulation or other provision of law shall (unless the Administrator determines otherwise) be construed to refer to any amendment to or successor of such provision of law.

(j) *Successors and Assigns*: The Plan shall be binding upon the Company, its successors and assigns, and Participants, their executors, administrators and permitted transferees and beneficiaries.

(k) *Award Agreement:* The grant of any Award under the Plan shall be evidenced by an Award Agreement between the Company and the Participant. Such Award Agreement may state terms, conditions and restrictions applicable to the Award and any may state such other terms, conditions and restrictions, including but not limited to terms, conditions and restrictions applicable to shares of Common Stock (or other benefits) subject to an Award, as may be established by the Administrator.

(l) *Right of Offset:* Notwithstanding any other provision of the Plan or an Award Agreement, the Company may at any time (subject to any Code Section 409A considerations) reduce the amount of any payment or benefit otherwise payable to or on behalf of a Participant by the amount of any obligation of the Participant to or on behalf of the Company or an Affiliate that is or becomes due and payable.

(m) *Uncertified Shares*: Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may, in the Company's discretion, be effected on a non-certificated basis, to the extent not prohibited by the Company's certificate of incorporation or bylaws or by Applicable Law (including but not limited to applicable state corporate law and the applicable rules of any stock exchange on which the Common Stock may be traded).

(n) *Income and Other Taxes:* Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including but not limited to any taxes arising under Code Section 409A), and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. The Company shall have no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for a Participant or any other person.

(o) *Effect of Certain Changes in Status:* Notwithstanding the other terms of the Plan or an Award Agreement, the Administrator has sole discretion to determine (taking into account any Code Section 409A considerations), at the time of grant of an Award or at any time thereafter, the effect, if any, on Awards (including but not limited to modifying the vesting, exercisability and/or earning of Awards) granted to a Participant if the Participant's status as an Employee, Director or Consultant changes, including but not limited to a change from full-time to part-time, or vice versa, or if other similar changes in the nature or scope of the Participant's employment or service occur.

(p) *Stockholder Approval:* The Plan, as initially adopted, was approved by the stockholders of the Company within 12 months of the Effective Date of the Plan. Amendments to the Plan shall be subject to stockholder approval if and to the extent required under Applicable Law.

(q) *Deferrals:* Subject to the provisions of this Section 19(q) and Section 20, the Administrator may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be payable with respect to an Award. Any such deferral shall be subject to such terms and conditions as may be established by the Administrator and to any applicable Code Section 409A requirements.

(r) *Fractional Shares:* Except as otherwise provided in an Award Agreement or determined by the Administrator, (i) the total number of shares issuable pursuant to the exercise, vesting or earning of an Award shall be rounded down to the nearest whole share, and (ii) no fractional shares shall be issued. The Administrator may, in its discretion, determine that a fractional share shall be settled in cash.

(s) *Compliance with Recoupment, Ownership and Other Policies or Agreements:* Notwithstanding anything in the Plan to the contrary, the Administrator may, at any time, consistent with, but without limiting, the authority granted in Section 3(b) herein, in its discretion provide that an Award or benefits related to an Award shall be forfeited and/or recouped if the Participant, during employment or service or following termination of employment or service for any reason, engages in certain specified conduct, including but not limited to violation of policies of the Company or an Affiliate, breach of non-solicitation, non-competition, confidentiality or other restrictive covenants, or other conduct by the Participant that is determined by the Administrator to be detrimental to the business or reputation of the Company or any Affiliate. In addition, without limiting the effect of the foregoing, as a condition to the grant of an Award or receipt or retention of shares of Common Stock, cash or any other benefit under the Plan, the Administrator may, at any time, require that a Participant comply with the Company's Compensation Recoupment Policy and Stock Ownership and Retention Policy (including but not limited to such policy's stock retention requirements) and/or other policies adopted by the Company or an Affiliate, each as in effect from time to time and to the extent applicable to the Participant. Further, each Participant shall be subject to such compensation recovery, recoupment, forfeiture or other similar provisions as may apply under Applicable Law.

(t) *Attestation:* Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Option Price of an Option or taxes relating to the exercise, vesting or earning of an Award by delivering shares of Common Stock, the Participant may, unless the

Committee determines otherwise and subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such shares, in which case the Company shall treat the Award as exercised, vested or earned without further payment and/or shall withhold such number of shares from the shares acquired by the exercise, vesting or earning of the Award, as appropriate.

(u) *Plan Controls:* Unless the Administrator determines otherwise, (i) in the event of a conflict between any term or provision contained in the Plan and an express term contained in any Award Agreement, the applicable terms and provisions of the Plan will govern and prevail, and (ii) the terms of an Award Agreement shall not be deemed to be in conflict or inconsistent with the Plan merely because they impose greater or additional restrictions, obligations or duties, or if the Award Agreement provides that such Award Agreement terms apply notwithstanding the provisions to the contrary in the Plan.

20. Compliance with Code Section 409A

Notwithstanding any other provision in the Plan or an Award Agreement to the contrary, if and to the extent that Code Section 409A is deemed to apply to the Plan or any Award, it is the general intention of the Company that the Plan and all such Awards shall, to the extent practicable, comply with, or be exempt from, Code Section 409A, and the Plan and any such Award Agreement shall, to the extent practicable, be construed in accordance therewith. Deferrals of shares or any other benefit issuable pursuant to an Award otherwise exempt from Code Section 409A in a manner that would cause Code Section 409A to apply shall not be permitted unless such deferrals are in compliance with, or exempt from, Code Section 409A. In the event that the Company (or a successor thereto) has any stock which is publicly traded on an established securities market or otherwise, distributions that are subject to Code Section 409A to any Participant who is a "specified employee" (as defined under Code Section 409A) upon a separation from service may only be made following the expiration of the six-month period after the date of separation from service (with such distributions to be made during the seventh month following separation of service), or, if earlier than the end of the six-month period, the date of death of the specified employee, or as otherwise permitted under Code Section 409A. For purposes of Code Section 409A, each installment payment provided under the Plan or an Award Agreement shall be treated as a separate payment. Without in any way limiting the effect of any of the foregoing, (i) in the event that Code Section 409A requires that any special terms, provisions or conditions be included in the Plan or any Award Agreement, then such terms, provisions and conditions shall, to the extent practicable, be deemed to be made a part of the Plan or Award Agreement, as applicable, and (ii) terms used in the Plan or an Award Agreement shall be construed in accordance with Code Section 409A if and to the extent required. Further, in the event that the Plan or any Award shall be deemed not to comply with Code Section 409A, then neither the Company, the Administrator nor its or their designees or agents shall be liable to any Participant or other person for actions, decisions or determinations made in good faith.

[Signature Page To Follow]

IN WITNESS WHEREOF, this Regional Management Corp. 2015 Long-Term Incentive Plan, as amended and restated effective April 27, 2017, is, by the authority of the Board of Directors of the Company, executed in behalf of the Company, the 27th day of April, 2017.


REGIONAL MANAGEMENT CORP.


By: _____

Name: Peter Knitzer

Title: Chief Executive Officer

ATTEST:

By: _____

Name: Brian J. Fisher

Title: Vice President, General Counsel, and Secretary